PROSPECTUS	Rule 424(b)(3) Prospectus; Registration No. 333-126035
GREENVILLE FEDERAL FINANCIAL CORPORATION
1,397,250 Shares of Common Stock
(subject to increase to up to 1,606,837 shares)
     This is the initial public offering of shares of common stock of Greenville Federal Financial Corporation, a company being formed in connection with the reorganization of Greenville Federal Savings and Loan Association into a mutual holding company form of organization. The shares being offered represent 45% of the shares of common stock of Greenville Federal Financial Corporation that will be outstanding following the offering. After the offering, 55% of Greenville Federal Financial Corporation’s outstanding common stock will be owned by Greenville Federal MHC, a federally chartered mutual holding company. Greenville Federal Financial Corporation is the proposed holding company for Greenville Federal Savings and Loan Association.
     We must sell a minimum of 1,032,750 shares in order to complete the offering, and we will terminate the offering if we do not sell the minimum number of shares. We may sell up to 1,606,837 shares because of regulatory considerations or changes in market or economic conditions without resoliciting subscribers. The offering is scheduled to terminate at 12:00 noon Eastern Standard Time on December 13, 2005. We may extend the termination date without notice to you, until January 27, 2006, unless the Office of Thrift Supervision approves a later date, which may not be beyond December 19, 2007.
     The minimum number of shares you may purchase is 25. The maximum purchase that an individual may make is $150,000 of common stock, and no person with an associate or group of persons acting in concert may purchase more than $200,000 of common stock. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond January 27, 2006. If the offering is extended beyond January 27, 2006, subscribers will have the right to modify or rescind their purchase orders. Funds received before completion of the offering up to the minimum of the offering range will be held by Greenville Federal Savings and Loan Association. Funds received in excess of the minimum of the offering range may be maintained at Greenville Federal Savings and Loan Association or, at our discretion, in an escrow account at an independent insured depository institution. However, in no event shall we maintain more than one escrow account. All subscriptions received will bear interest at the Greenville Federal Savings and Loan Association savings account rate, which is currently .60% per annum. If the offering is terminated, subscribers will have their funds returned promptly, with interest.
     Keefe, Bruyette & Woods, Inc., will use its best efforts to assist us in selling our common stock but is not obligated to purchase any of the common stock that is being offered for sale. Subscribers will not pay any commissions to purchase shares of common stock in the offering. There is currently no public market for the common stock. Keefe, Bruyette & Woods, Inc., has advised us that it intends to make a market in the common stock but is under no obligation to do so. We expect that the common stock of Greenville Federal Financial Corporation will be quoted on either the OTC Bulletin Board or The NASDAQ Capital Market.
     For more information, you may call the Stock Information Center at the main office of Greenville Federal in Greenville, Ohio, at (937) 548-9355.
This investment involves risk, including the possible loss of principal.
Please read the “RISK FACTORS” beginning on page 13.
OFFERING SUMMARY
Price: $10.00 per share

	Minimum	Maximum	Adjusted maximum
Number of shares	1,032,750	1,397,250	1,606,837

Estimated offering expenses, excluding underwriting commissions and expenses	$694,000	$694,000	$694,000

Underwriting commissions and expenses (1)	$184,000	$234,000	$262,000

Net proceeds	$9,449,500	$13,044,500	$15,112,370

Net proceeds per share	$9.15	$9.34	$9.41

(1)	See “THE REORGANIZATION AND STOCK OFFERING – Marketing arrangements” on page 110 for a discussion of Keefe, Bruyette & Woods, Inc.’s, compensation for this offering.
     These securities are not deposits or savings accounts and are not insured or guaranteed by the FDIC or any other governmental agency.
     None of the Securities and Exchange Commission, the Office of Thrift Supervision, the FDIC, nor any state securities regulator has approved or disapproved these securities or has determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

KEEFE, BRUYETTE & WOODS

The date of this prospectus is November 10, 2005.

SUMMARY
     The following summary explains selected aspects of the reorganization and the offering of common stock by Greenville Federal Financial Corporation and the business of Greenville Federal Savings and Loan Association. It may not contain all information that is important to you. We suggest you read this entire document carefully, including the financial statements and the notes to the financial statements.
The reorganization and the stock offering
     Greenville Federal is a federally chartered mutual savings and loan association with two offices located in Greenville, Ohio. Greenville Federal is reorganizing into the mutual holding company structure. As part of the reorganization, Greenville Federal Financial Corporation is offering for sale between 1,032,750 and 1,397,250 shares to the public, or 45% of the shares to be outstanding upon completion of the reorganization. Greenville Federal MHC, a federally chartered mutual holding company, will own 55% of the outstanding common stock of Greenville Federal Financial Corporation upon the completion of the reorganization. Greenville Federal Financial Corporation will own all of the outstanding common stock of Greenville Federal.
     The following diagram shows our structure after the reorganization:
     The same directors and executive officers who manage Greenville Federal will manage Greenville Federal MHC and Greenville Federal Financial Corporation.
The companies
     Greenville Federal MHC will be a federally chartered mutual holding company that will own a majority of the outstanding common stock of Greenville Federal Financial Corporation. Greenville Federal MHC will not conduct any business other than owning the stock of Greenville Federal Financial Corporation. So long as Greenville Federal MHC exists, it is required to own at least a majority of the outstanding common stock of Greenville Federal Financial Corporation. Voting control over Greenville Federal MHC will be held by the members of Greenville Federal, who will be the depositors of Greenville Federal (as well as a few borrowers of Greenville Federal, who have borrowings that have been outstanding since March 1986).

     Greenville Federal Financial Corporation will be a federally chartered mid-tier stock holding company for Greenville Federal. Greenville Federal currently has no plans for Greenville Federal Financial Corporation to engage in any business activities other than holding 100% of the outstanding stock of Greenville Federal. Because Greenville Federal MHC will hold a majority of the outstanding common stock of Greenville Federal Financial Corporation, the Board of Directors of Greenville Federal MHC will be able to exercise voting control over most matters put to a vote of the stockholders of Greenville Federal Financial Corporation.
     Greenville Federal is a federally chartered mutual savings and loan association headquartered in Greenville, Ohio. Greenville Federal was originally founded in 1883 as an Ohio chartered mutual savings and loan association. Greenville Federal converted to a federal charter in 1942. Greenville Federal’s main office is located at 690 Wagner Avenue, Greenville, Ohio 45331, and our telephone number is (937) 548-4158. The executive offices of Greenville Federal MHC and Greenville Federal Financial Corporation will also be located at that address and use that telephone number. Greenville Federal also has a branch located in the Kroger store in Greenville.
     Greenville Federal’s principal business activity is the origination of mortgage loans secured by one- to four-family residential real estate. Greenville Federal also originates construction loans, loans secured by nonresidential real estate and multifamily real estate, and consumer loans. Greenville Federal offers a variety of deposit accounts, including savings, certificate of deposit and demand accounts.
Greenville Federal’s reasons for the reorganization
     Greenville Federal’s primary reasons for the reorganization are:
•	to structure its business in a form that will enable it to access capital markets;

•	to support future lending and operational growth;

•	to enhance its ability to attract and retain qualified directors and management through stock-based compensation plans; and

•	to support future branching activities and the acquisition of other financial institutions or financial services companies or their assets.
     In addition, Greenville Federal determined that the mutual holding company structure was preferable to a standard, full mutual-to-stock conversion because it permits Greenville Federal to limit the amount of capital being raised to enable Greenville Federal to deploy more prudently the proceeds of the offering. Although Greenville Federal has purchased property for the construction of an additional branch, it does not have any specific plans or arrangements for further expansion, and Greenville Federal does not now have any specific acquisition plans.
     In the future, Greenville Federal MHC may convert from the mutual to capital stock form, in a transaction commonly known as a “second-step conversion.” If Greenville Federal MHC decides to undergo a second step conversion, Office of Thrift Supervision regulations require that Greenville Federal obtain the approval of a majority of the total outstanding votes of the MHC’s members and the approval of a majority of the votes eligible to be cast by its minority stockholders in order to complete the transaction. The Board of Directors has no current plan to undertake a second-step conversion transaction.
     Greenville Federal is utilizing the mutual holding company form of reorganization, rather than a standard conversion in which the shares of a savings association are wholly owned by a parent holding company, which sells all of its stock to the public. The mutual holding company structure provides Greenville Federal the benefits of a stock company without the directors and officers of Greenville Federal losing control of the company to a stockholder or another company, thus allowing Greenville Federal to remain an independent savings association providing community-oriented financial services.
How we determined the offering range and the $10.00 price per share
     The independent appraisal by Keller & Company, dated as of September 14, 2005, established the offering range. This appraisal was based on our financial condition and operations and the effect of the additional capital raised in this offering. The $10.00 price per share was determined by our board of directors and is the price most commonly used in stock offerings involving reorganizations of mutual savings institutions. Keller & Company will receive fees totaling $31,000 for its appraisal services, plus reasonable out-of-pocket expenses incurred in connection with the appraisal.
     The appraisal incorporated an analysis of a peer group of ten publicly traded holding companies of savings associations and savings banks that Keller & Company considered to be comparable to Greenville Federal. The peer group included only fully converted holding companies, none of which had ever been in mutual holding company form. The parameters used in selecting the peer group included, among others, the following:
•	all comparable group companies were listed on the NASDAQ Stock Market;

•	all comparable group companies were located in any or all of thirteen states, including Ohio and surrounding states;

•	the total asset size for each comparable company was $450 million or less;

•	certain balance sheet ratios were similar to those of Greenville Federal;

•	certain performance ratios were similar to those of Greenville Federal; and

•	asset quality parameters were similar to those of Greenville Federal.
     As a result of the application of these parameters, the comparable group represented ten companies ranging in asset size from $122.8 million to $428.7 million, with an average asset size of $227.1 million and an average of 5.6 offices per company. The mutual-to-stock conversions of the institutions represented by the comparable group occurred between 1987 and 2001. As reported by the comparable group companies at the date of the appraisal report, the comparable group companies had:
•	an average 10.7% ratio of equity to assets;
•	a core return on average assets of 0.52% for the most recent four quarters; and
•	average net loans of 70.95% of total assets.

     This analysis included an evaluation of the average and median price-to-core earnings and price-to-book value ratios indicated by the market prices of the peer companies. Keller & Company applied the peer group’s pricing ratios, as adjusted for certain qualitative valuation factors to account for differences between Greenville Federal and the peer group, to Greenville Federal ‘s pro forma earnings and book value to derive the estimated pro forma market value of Greenville Federal.
     Keller & Company has estimated that as of September 14, 2005, the pro forma market value of Greenville Federal Financial Corporation on a fully-converted basis ranged from a minimum of $22,950,000 to a maximum of $31,050,000, with a midpoint of $27,000,000. The term “fully converted” means assuming that 100% of our common stock had been sold to the public, as opposed to the 45% that will be sold in the offering. Based on this valuation, the decision to sell 45% of the shares of Greenville Federal Financial Corporation to the public and the $10.00 per share price, the number of shares of common stock being issued by Greenville Federal Financial Corporation to the public will range from 1,032,750 shares to 1,397,250 shares, with a midpoint of 1,215,000 shares. The estimated offering range may be increased by up to 15%, up to 1,606,837 shares.
     The following table presents pro forma pricing ratios for the peer group companies and for Greenville Federal, assuming Greenville Federal had also fully converted. Keller & Company’s calculation of the fully-converted pricing multiples for Greenville Federal assumes the pro forma impact of selling 100% of the shares to be issued to the public at $10.00 per share. The appraiser considered price-to-core earnings ratios rather than price-to-net earnings ratios due to substantial non-recurring expenses incurred by Greenville Federal during the measurement period.

	Fully-converted		Fully-converted
	price-to-core		price-to-book
	earnings multiple		value ratio
Greenville Federal (pro forma)
Adjusted maximum	44.72	x	77.10%
Maximum	43.83		74.01
Midpoint	42.85		70.78
Minimum	41.59		66.75

Valuation of peer group companies as of September 14, 2005
Averages	26.15	x	111.26%
Medians	22.89		113.33
     Based on the results of the appraisal, compared to the average pricing of the peer group, Greenville Federal’s fully-converted pro forma pricing ratios at the midpoint of the offering range indicated a premium of 63.89% on a price-to-core earnings basis and a discount of 36.38% on a price-to-book basis.
     The independent appraisal does not indicate market value. Do not assume or expect that the valuation of Greenville Federal Financial Corporation as indicated above means that the common stock will trade at or above the $10.00 purchase price after the reorganization.
     This table is not intended to be indicative of how our stock may perform. Stock appreciation is affected by many factors, including, but not limited to, the factors set forth in the more complete discussion elsewhere in this prospectus. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “Risk Factors,” beginning on page 13.
     The independent appraisal will be updated before we complete the reorganization. Any changes in the appraisal would be subject to Office of Thrift Supervision approval.
Mutual holding company data
     Although the appraisal did not consider the pro forma price-to-core earnings and price-to-book value ratios on a partially converted basis for Greenville Federal, such ratios were as follows at September 14, 2005, for Greenville Federal and other publicly traded mutual holding companies:

	Non-fully		Non-fully
	converted		converted
	price to core		price to
	earnings multiple		book value ratio
Greenville Federal (pro forma):
Minimum	166.66	x	105.71%
Maximum	200.00		125.00

Publicly traded mutual holding companies as of September 14, 2005 (1)
Average	43.36	x	179.38%
Median	38.74		171.99

(1)	The information for these companies may not be meaningful for investors because it presents average and median information for mutual holding companies that issued a different percentage of their stock in their offerings than the 45.0% that we are offering to the public. In addition, the effect of stock repurchases also affected the ratios to a greater or lesser degree depending upon repurchase activity.
After-market performance information provided by independent appraiser
     The following information was provided to our board of directors by Keller & Company as part of the appraisal. The table presents information for all “first step” mutual holding company offerings completed between July 1, 2004, and September 14, 2005. The information shows the average after-market performance of the trading price of the stock at certain points after the completion of the offerings.

	Average appreciation from initial trading date
Number of Transactions	1 Day	1 Week	1 Month	To September 14, 2005
23	8.84%	8.74%	6.83%	10.93%
None of the transactions contained in this table involved issuers that are part of the “comparable group” of 10 publicly traded savings institutions included by Keller & Company in its appraisal. For more detailed information, see “THE REORGANIZATION AND STOCK OFFERING — How we determined the price and the number of shares to be issued in the stock offering” on pages 99 to 102.

     The table above presents only short-term historical information on stock price performance, which may not be indicative of the longer-term performance of such stock prices. The data presented in the table is not intended to predict how our shares of common stock may perform following the offering. The historical information in the table may not be meaningful to you because the data were calculated using a small sample.
     You should bear in mind that stock price appreciation or depreciation is affected by many factors. There can be no assurance that our stock price will not trade below $10.00 per share. Of these 23 initial public offerings, 6 were trading below their initial offering price on September 14, 2005. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the section entitled “RISK FACTORS” beginning on page 13.
     Keller & Company advised our board of directors that the appraisal was prepared based on guidelines provided by the Office of Thrift Supervision entitled “Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization.” That methodology requires a valuation based on an analysis of the financial condition and performance of selected publicly traded savings institutions whose stocks have traded for at least one year prior to the valuation date compared to our financial condition and performance. Keller & Company also gave consideration to the market conditions for securities in general and for publicly traded savings institution stocks in particular, but such conditions were not relied upon as a primary valuation methodology. Keller & Company also reviewed the aftermarket trading experience of recent transactions, but that factor was not relied upon as part of the valuation methodology. Considering that the recent offerings were completed in a variety of different market conditions and in different geographic areas, our board of directors did not consider the recent offering data particularly relevant to our appraisal. The table above is not intended to be indicative of how our stock may perform. Stock appreciation is affected by many factors, including, but not limited to, the factors set forth below. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “RISK FACTORS” generally beginning on page 13. THERE CAN BE NO ASSURANCE THAT OUR STOCK PRICE WILL NOT TRADE BELOW $10.00 PER SHARE, AS HAS BEEN THE CASE FOR SOME MUTUAL HOLDING COMPANY OFFERINGS. Although the stock prices for the companies in the above table have, on average, increased during the period presented, data represented in the table may not be meaningful to investors in our stock for several reasons, including:
•	the data were calculated using a small sample;

•	the transactions from which the data were derived occurred primarily during a low market interest rate environment, during which time the trading prices for financial institution stocks typically increase;

•	if interest rates rise, our net interest income and the value of our assets could be reduced, which could negatively affect our stock price. See “RISK FACTORS — Rising interest rates may hurt our profits” on page 14; and

•	stock prices will be affected by general market conditions, the interest rate environment, merger or takeover transactions, speculative market pressures and other unforeseeable events. See “RISK FACTORS — There will be a limited market for our common stock, which may lower our stock price” on page 16; and “ — Our stock price may decline when trading commences” on page 15.
     Finally, a particular company’s stock price is subject to various factors, including the amount of proceeds a company raises, the quality of management and management’s ability to deploy the proceeds (such as through investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases).
Conditions to completing the reorganization
     The reorganization is being conducted under the terms of the plan of reorganization. The reorganization and related offering cannot be completed unless the plan of reorganization is approved by at least a majority of votes eligible to be cast by members of Greenville Federal, we sell at least the minimum number of shares offered and Greenville Federal receives the final approval of the Office of Thrift Supervision to complete the reorganization and stock offering.
Benefits to management from the offering
     We intend to establish the Greenville Federal Financial Corporation Employee Stock Ownership Plan, which will purchase a number of shares equal to 3.92% of the total number of shares issued in the reorganization, including the shares issued to Greenville Federal MHC. A loan from Greenville Federal Financial Corporation to the plan, funded by a portion of the proceeds from this offering, will be used to purchase these shares. If shares are not available for purchase by the employee stock ownership plan in the offering, then the plan will purchase the shares in the open market. We will allocate these shares to employees of Greenville Federal over a period of years in proportion to their compensation. The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan. The establishment of the plan will also result in additional compensation expense to Greenville Federal Financial Corporation. See “PRO FORMA DATA” for an illustration of the effects of this plan.
     We also intend to adopt a stock option plan and a recognition and retention plan for the benefit of directors, officers and employees, subject to stockholder approval. The stock option plan will permit awards representing up to 4.90%, and the recognition and retention plan will permit awards representing up to 1.96%, of the total number of shares of Greenville Federal Financial Corporation issued in the reorganization, including the shares issued to Greenville Federal MHC. Under Office of Thrift Supervision regulations, the plans cannot be adopted until at least six months after the closing of the reorganization. If the plans are adopted within one year of the closing of the reorganization, the Office of Thrift Supervision requires that the plans be approved by a vote of the shareholders of Greenville Federal Financial Corporation, other than Greenville Federal MHC. The vote requirement would be a majority of the votes eligible to be cast by the stockholders other than Greenville Federal MHC. The Office of Thrift Supervision may permit a vote of the majority of the votes actually cast, again not including the voting of the shares held by Greenville Federal MHC. If we adopt the recognition and retention plan, some members of management may be awarded stock at no cost to them. As a result, both the employee stock ownership plan and the recognition and retention plan will increase the voting control of management without a cash outlay. The granting of awards under the recognition and retention plan and the stock option plan will result in additional compensation expense to Greenville Federal Financial Corporation.
     The value of the stock options that would be issued under a stock option plan will be affected by the price of the Greenville Federal Financial Corporation stock at the time the stock option plan is implemented and the options are granted. If the stock option plan were to award stock options for 4.90% of the number of shares issued in the reorganization, including the shares issued to Greenville Federal MHC, the total shares subject to options would be 112,455, 132,300, 152,145 and 174,966, respectively, at the minimum, midpoint, maximum and adjusted maximum of the valuation range.
     The following table presents the total value of the shares of common stock, at the maximum of the offering range, that would be acquired by the employee stock ownership plan and the total value of all shares to be available for award and issuance under the recognition and retention plan. The table assumes that the value of the shares is the same as the purchase price in the offering. The table does not include a value for the options because the price paid for the option shares will be equal to the fair market value of the common stock on the day that the options are granted. As a result, financial gains can be realized under an option only if the market price of the common stock increases.

	Estimated	Percentage of shares	Percentage of total
	value of shares	sold in the offering	shares issued
Employee stock ownership plan	$1,217,160	8.71%	3.92%
Recognition and retention plan awards	608,580	4.36	1.96
Stock options	—	10.89	4.90
     For a further discussion of benefits to management, see “MANAGEMENT.”
Tax consequences of the reorganization
     In general, the reorganization and the offering will not be taxable transactions for U.S. federal income tax purposes to Greenville Federal MHC, Greenville Federal Financial Corporation, Greenville Federal, persons who receive or exercise subscription rights, or persons purchasing Greenville Federal Financial Corporation stock in the offering. Our counsel, Vorys, Sater, Seymour and Pease LLP, has issued an opinion to Greenville Federal stating in part that, for federal income tax purposes:
•	no gain or loss will be recognized by Greenville Federal as a result of the reorganization; and

•	no gain or loss will be recognized by account holders of Greenville Federal as a result of the reorganization.
     Greenville Federal has also received an opinion from Vorys, Sater, Seymour and Pease stating that implementation of the plan of reorganization will not result in any Ohio corporation franchise tax liability. See “THE REORGANIZATION AND STOCK OFFERING — Tax effects of our reorganization and stock offering.”
Persons who can order stock in the offering
     We are offering the shares of common stock in a Subscription Offering to those with subscription rights, listed below in the following order of priority:
1.	depositors who held at least $50 with Greenville Federal on March 31, 2004;

2.	the Greenville Federal Financial Corporation Employee Stock Ownership Plan;

3.	depositors who held at least $50 with Greenville Federal on September 30, 2005; and

4.	members of Greenville Federal at the close of business on October 27, 2005.
     If we receive subscriptions for more shares than are to be sold in this offering, shares will be allocated in order of the priorities described above under a formula outlined in the plan of reorganization. If we increase the number of shares to be sold above 1,397,250 the employee stock ownership plan will have the first priority right to purchase any shares exceeding that amount to the extent that its subscription has not previously been filled. Any shares remaining will be allocated in the order of priorities described above. See “THE REORGANIZATION AND STOCK OFFERING” for a description of the allocation procedure. Shares of common stock not subscribed for in the Subscription Offering will be offered to the general public in a direct community offering and, if necessary a public offering. See pages 107 to 108. The direct community offering, if any, will begin at the same time as, during or promptly after the Subscription Offering.
Purchase limitations
     Our plan of reorganization establishes limitations on the purchase of stock in the offering. Such limitations include the following:
•	the minimum purchase is 25 shares;

•	no person individually may purchase more than $150,000 (15,000 shares) of stock;

•	no two or more persons who are associates or acting in concert may purchase more than $200,000 of stock (20,000 shares); and

•	subject to the approval of the Office of Thrift Supervision, we may increase or decrease the purchase limitations.
How to purchase common stock
     Note: Once we receive your order, you cannot cancel or change it without our consent. If we intend to sell fewer than 1,032,750 shares or more than 1,606,837 shares, all subscribers will be notified and given the opportunity to change or cancel their orders. If you do not respond to this notice, we will return your funds promptly with interest.
     If you want to subscribe for shares, you must complete an original stock order form and drop it off, together with full payment or withdrawal authorization, at either Greenville Federal branch office or send it, together with full payment or withdrawal authorization, to Greenville Federal in the postage-paid envelope provided. You must sign the certification that is part of the stock order form. We must receive your stock order form before 12:00 noon Eastern Standard Time on December 13, 2005.
     To ensure that we properly identify your subscription rights, you must list all of your deposit accounts as of the eligibility dates on the stock order form. If you fail to do so, your subscription may be reduced or rejected.

     You may pay for your subscriptions:
(1)	by personal check, official bank check or money order made payable to Greenville Federal Financial Corporation;

(2)	by authorizing us to withdraw money from your deposit account(s), including certificates of deposit, maintained at Greenville Federal. To use funds in an individual retirement account or a Coverdell education savings account at Greenville Federal, you must transfer your account to an unaffiliated institution or broker. Please contact the Stock Information Center as soon as possible for assistance; or

(3)	in cash, if delivered in person at any full-service banking office of Greenville Federal, although we request that you exchange cash for a check with any of Greenville Federal’s tellers.
Stock Information Center
     If you have any questions regarding the offering or our change in structure, please call the Stock Information Center at (937) 548-9355.
Subscription rights
     Subscription rights are not allowed to be transferred, and we will act to ensure that you do not transfer your subscription rights. We will not accept any stock orders that we believe involve the transfer of subscription rights.
Important Risks in Owning Greenville Federal Financial Corporation’s Common Stock
     Before you decide to purchase stock, you should read the “RISK FACTORS” section on pages 13 to 17 of this document.
Termination of the offering
     The Subscription Offering will end at 12:00 noon Eastern Standard Time on December 13, 2005. We expect that the direct community offering, if any, would end at the same time. If all of the shares are not subscribed for and we do not get orders for the remaining shares by January 27, 2006, we will either:
•	promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or

•	extend the offering, if allowed by the Office of Thrift Supervision, and give you notice of the extension and of your rights to cancel or change your order. If we extend the offering and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us.

How we will use the proceeds from the sale of the stock
     We intend to use the net proceeds received from the stock offering as follows:

			Maximum, as
	Minimum	Maximum	adjusted
		(In thousands)
Retained by Greenville Federal Financial Corporation and initially placed in short-term investments for general corporate purposes	$3,825	$5,305	$6,156
Loaned to the employee stock ownership plan	900	1,217	1,400
Contributed to the capital of Greenville Federal	4,725	6,523	7,556

Net offering proceeds	$9,450	$13,045	$15,112

     We may use the net proceeds to invest in mortgage-related and investment securities, to finance the possible acquisition of other financial institutions or financial service businesses, to pay dividends or for other general corporate purposes, including repurchasing shares of our common stock. Greenville Federal may use the proceeds it receives to make loans, to purchase securities, to expand its banking business internally or through acquisitions, and for general corporate purposes. See “HOW WE INTEND TO USE THE PROCEEDS OF THE OFFERING.”
Dividends
     We intend to pay a quarterly dividend to the shareholders of Greenville Federal Financial Corporation, but the amount of such dividend has not yet been determined. Dividends will depend on our ability to pay them and the discretion of the board of directors. We will not pay or take any steps to pay an extraordinary tax-free dividend that qualifies as a return of capital for one year following the stock offering. See “OUR PLANS REGARDING DIVIDENDS.”
Market for common stock
     We expect that our stock will be quoted on either the OTC Bulletin Board or The NASDAQ Capital Market, although no assurance can be provided that our stock will be quoted on either service. We will attempt to have our stock quoted on The NASDAQ Capital Market if we meet certain listing requirements, including selling at least 1,000,000 shares of stock in this offering to persons other than our directors, executive officers and employee stock ownership plan, having at least 300 stockholders who purchase at least 100 shares each, and obtaining at least three market makers. We can provide no assurance that we will meet such requirements. If our stock is not accepted for quotation on The NASDAQ Capital Market, we will attempt to have our stock quoted on the OTC Bulletin Board Keefe, Bruyette & Woods, Inc., has indicated its intention to make a market in our stock and assist us in identifying other firms to do the same, and may solicit potential buyers and sellers to match buy and sell orders, but it is under no obligation to do so.

RISK FACTORS
     You should consider these risk factors, in addition to the other information in this prospectus, before deciding whether to make an investment in this stock.
Risks related to our business:
Greenville Federal’s return on equity has been significantly below the return on equity of its peers for the last two fiscal years. After the change in structure and stock offering, our return on equity will be low compared to other companies, which could negatively impact the price of our stock.
     Greenville Federal’s return on equity has been significantly below that of its peers for the last two fiscal years. The low $71,000 of net earnings in 2005 and the net loss of $81,000 in 2004 were the result of several factors. First, Greenville Federal sold most of the fixed-rate loans it originated from June 2001 until June 2003 in an attempt to manage its interest rate risk, leaving excess liquidity in a time of low interest rates. Second, in the late 1990’s to the middle of 2001, Greenville Federal used long-term borrowings from the Federal Home Loan Bank of Cincinnati to fund the origination of loans held in its portfolio. The loans held in Greenville Federal’s portfolio have been paid off because interest rates have decreased to historic lows, but the borrowings from the Federal Home Loan Bank cannot be prepaid without incurring large prepayment penalties. As a result, Greenville Federal is maintaining these liabilities with relatively high interest rates.
     Finally, Greenville Federal’s net earnings in fiscal year 2005 were substantially affected by the rising costs of its defined benefit pension plan, which amounted to $684,000, including a one-time charge of $312,000 to reflect the estimated costs of termination of its participation in the plan and a $76,000 increase in costs other than the one-time termination charge compared to such costs in fiscal year 2004. The increased defined benefit pension plan costs were partially offset by a $329,000 pre-tax gain on the redemption of stock of Greenville Federal’s data processing firm in connection with that firm’s merger.
     No assurance can be provided that Greenville Federal’s performance and return on equity will improve. Failure to improve its performance may negatively affect the price of our stock.
Excess liquidity, an inability to invest the proceeds of the offering in loans, and increased expenses may hurt our return on equity following the offering and negatively affect the price of our stock.
     Greenville Federal has excess liquidity. The proceeds we will receive from the sale of our common stock will significantly increase our capital, and it will take us time to fully use it in our business operations. Until the proceeds are invested in loans, we can expect a relatively low yield on the funds. We are not sure when we will be able fully to invest the offering proceeds in loans. In addition, although the expenses associated with the defined benefit plan will no longer be incurred, other compensation expenses will increase due to the costs associated with the employee stock ownership, the stock option plan and the recognition and retention plan. We estimate the increase in annual compensation expense from implementation of the new stock benefit plans to be approximately $237,000 on an after-tax basis, based on the maximum of the valuation range. We will also have additional expenses as a publicly owned company. We therefore expect our return on equity to be below Greenville Federal’s historical level and less than our regional and national peers. This low return on equity could adversely affect our stock price. We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers. For further information regarding pro forma income and expenses, see “PRO FORMA DATA.” In addition, for discussion of our strategy to enhance profitability, see “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Business Strategy.”
Rising interest rates may hurt our profits.
     To be profitable, Greenville Federal must earn more money in interest it receives on loans and investments it makes than it pays in interest to its depositors and lenders. If interest rates continue to rise, our net interest income will be negatively affected because interest paid on interest-bearing liabilities, such as deposits and borrowings, generally increases more quickly than interest received on interest-earning assets, such as loans. This would cause our income to go down. In addition, rising interest rates may hurt our income because they may reduce the demand for loans. For a further discussion of how changes in interest rates could impact us, see “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Asset and liability management.”
Increased foreclosures may hurt earnings.
     Greenville Federal has experienced increased foreclosures on single-family homes during the last three years. From 1985 until June 30, 2005, Greenville Federal has foreclosed on a total of 45 properties, 15 of them just in the last three years. This foreclosure experience reflects that of Darke County in general, which had 133 foreclosures in 2003, 160 foreclosures in 2004, and 134 foreclosures through June of 2005. Greenville Federal is unable to attribute the increase in foreclosures in Darke County to any reason particular to its market area; the local increase in foreclosures appears to be part of a state-wide trend.
     The increased foreclosures have caused Greenville Federal to increase its provision for losses on loans from $29,000 in fiscal year 2004 to $216,000 in fiscal year 2005. Greenville Federal’s net loan charge-offs increased from $19,000 in fiscal 2004 to $82,000 in fiscal 2005.
     Although Greenville Federal tries to minimize losses on foreclosures by requiring private mortgage insurance for loans with loan-to-value ratios greater than 80%, no assurance can be provided that losses will not increase, particularly if housing prices fall in Greenville Federal’s market area.
The increasing difficulty in obtaining deposits may adversely affect our performance.
     Greenville Federal’s deposits have declined from $89.9 million to $78.9 million from June 30, 2003, to June 30, 2005. The cost of interest payments to attract additional deposits has deterred Greenville Federal from doing so at a time when interest rates on loans have been low. Although Greenville Federal has sufficient liquidity for its needs and will have more after the offering, a continued decline in deposits could negatively affect Greenville Federal’s ability to cross-market its products and services and therefore adversely affect our net income.
Strong competition within Greenville Federal’s market area may limit our growth and profitability.
     Competition in the banking and financial services industry is intense. In Greenville Federal’s market area, Greenville Federal competes with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than Greenville Federal does and may offer certain services that Greenville Federal does not or cannot provide. Our profitability depends upon Greenville Federal’s continued ability to successfully compete in its market.
Our use of proceeds from this offering to buy U.S. government and federal agency securities, mortgage-backed securities and deposits in financial institutions could increase our risk that changes in market interest rates will result in lower income.
     We intend initially to use the net proceeds from the stock sale to purchase U.S. government and federal agency securities, mortgage-backed securities and deposits in financial institutions with interest rates that fluctuate with the general trends in the U.S. bond market. These rates could decrease, causing us to earn less on these assets in the future.
We may be adversely affected by changes in laws and regulations.
     We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the FDIC, as insurer of Greenville Federal’s deposits. Both Greenville Federal MHC and Greenville Federal Financial Corporation will be subject to regulation and supervision by the Office of Thrift Supervision. This regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in this regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.
A reduction in the involvement of the Chief Executive Officer in the operations of Greenville Federal may have a material adverse effect on our operations.
     As is the case with many small financial institutions, Greenville Federal relies heavily on its President and Chief Executive Officer, David M. Kepler. Mr. Kepler has been employed by Greenville Federal for 32 years, serving as President and Chief Executive Officer for the last eight years. He performs many functions that typically are delegated to other officers in larger institutions, and he is well known in the community for his affiliation with Greenville Federal. Mr. Kepler’s reduction in involvement in our operations could have a material adverse effect on Greenville Federal’s operations. Mr. Kepler has no current intention to decrease his involvement, other than possibly hiring one or more additional employees to assume some customary officer positions he performs.
Risks related to the offering:
Our stock price may decline when trading commences.
     We cannot guarantee that if you purchase shares in the offering, you will be able to sell them at or above the $10.00 purchase price. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors, including prevailing interest rates, investor perceptions and general industry, geopolitical and economic conditions. Publicly traded stocks, including stocks of financial institutions, have recently experienced substantial market price volatility. These market fluctuations might not be related to the operating performance of particular companies whose shares are traded. Moreover, if the return on equity and return on assets of Greenville Federal for the last three fiscal years continues, our stock price may not increase to or beyond $10.00 per share and may, in fact, fall below $10.00 per share.
There will be a limited market for our common stock, which may lower our stock price.
     We expect to have Greenville Federal Financial Corporation’s stock quoted on either the OTC Bulletin Board or The NASDAQ Capital Market. There is no guarantee that the shares of Greenville Federal Financial Corporation will be quoted on either service. We will attempt to have our stock quoted on The NASDAQ Capital Market if we meet certain listing requirements, including selling at least 1,000,000 shares of stock in this offering to persons other than our directors, executive officers and employee stock ownership plan, having at least 300 stockholders who purchase at least 100 shares each, and obtaining at least three market makers. We can provide no assurance that we will meet such requirements. If our stock is not accepted for quotation on The NASDAQ Capital Market, we will attempt to have our stock quoted on the OTC Bulletin Board. We can provide no assurance that our stock will be regularly traded even if it is quoted on The NASDAQ Capital Market or on the OTC Bulletin Board. If an active trading market for our stock does not develop, you may not be able to sell all of your shares of Greenville Federal Financial Corporation common stock on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and asked price for our common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell your common stock may be significantly lower than the price at which you could buy it at that time.
Greenville Federal MHC will have enough votes to control what happens on most matters put to a vote of stockholders.
     Greenville Federal MHC is required by the Office of Thrift Supervision to own more than half of the common stock of Greenville Federal Financial Corporation. The board of directors of Greenville Federal MHC will have the power to vote this stock. Therefore, the board of Greenville Federal MHC will control the results of most matters put to a vote of stockholders of Greenville Federal Financial Corporation, including the election of directors. Consequently, Greenville Federal MHC, acting through its board of directors, will be able to control the business and operations of Greenville Federal Financial Corporation and will be able to prevent any challenge to the ownership or control of Greenville Federal Financial Corporation by stockholders other than Greenville Federal MHC. We cannot assure you that Greenville Federal MHC will not take actions that public stockholders believe are against their interests. For more information regarding your lack of voting control over Greenville Federal Financial Corporation, see “GREENVILLE FEDERAL MHC” and “RESTRICTIONS ON ACQUISITION OF GREENVILLE FEDERAL FINANCIAL CORPORATION AND GREENVILLE FEDERAL.”
Stock benefits we plan to award following the change in structure and stock offering could reduce your voting control and ownership interest.
     If approved by a vote of the stockholders, excluding the shares owned by Greenville Federal MHC, we intend to establish a stock option plan with a number of shares equal to 4.9%, and a recognition and retention plan with a number of shares equal to 1.96%, of the total number of shares issued in the reorganization, including the shares issued to Greenville Federal MHC. Stock options are paid for by the recipient in an amount equal to the fair market value of the stock on the date of the grant. This payment is not made until the option is actually exercised by the recipient. Recognition and retention plan awards compensation paid in the form of stock rather than cash, and is not paid for by the recipient. Awards under these plans will reduce the ownership interest of the original shareholders other than Greenville Federal MHC by up to 14%, if previously unissued shares are issued for exercised options and recognition and retention plan awards. For further discussion regarding these plans, see “PRO FORMA DATA” and “MANAGEMENT — Benefits — Other Future Stock Benefit Plans.”
Office of Thrift Supervision policy on remutualization transactions could prohibit acquisition of Greenville Federal Financial Corporation, which may lower our stock price.
     Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. The possibility of a remutualization transaction has recently resulted in a degree of takeover speculation for mutual holding companies which is reflected in the per share price of mutual holding companies’ common stock. The Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision’s concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected.
FORWARD-LOOKING STATEMENTS
     This prospectus contains forward-looking statements, which use words such as “expect,” “intend,” “anticipate,” “plan,” “estimate,” “attempt,” “seek” and “will.” These forward-looking statements discuss the following matters:
•	our expected risks and estimates of future income and expenses;

•	our business plans, prospects and operating strategies;

•	the quality of our assets, including loans and investments; and

•	other goals, intentions and expectations.
     These forward-looking statements are subject to significant risks, assumptions and uncertainties, including those set forth in the “RISK FACTORS” section on page 13, as well as the following influences that could cause actual results to differ materially from those contemplated by the forward-looking statements:
•	general economic conditions, either in our market area or nationally, that are significantly different from what we expect;

•	inflation and changes in the interest rate environment that reduce our interest margins or reduce the market value of our assets;

•	increased competition among financial institutions within our market area;

•	adverse changes in the securities markets;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that affect our business;

•	our ability, either due to our resources or outside factors, that affect our success in entering into or growing in new markets and cross-selling in our existing market;

•	changes in accounting policies and practices, as may be adopted by the governmental agencies that regulate our business and the Financial Accounting Standards Board; and

•	unexpected costs for compensation and benefits.
     Because of these and possible other uncertainties that we do not foresee, actual future results may differ materially from the results indicated by the forward-looking statements contained in this prospectus.

SELECTED FINANCIAL AND OTHER DATA
     The summary information presented below under “Selected Financial Condition Data” and “Selected Operations Data” for, and as of the end of, each of the five years ended June 30, 2005, and the “Selected Financial Ratios and Other Data” for, and as of the end of, each of the three years ended June 30, 2005, is derived from our audited consolidated financial statements. The following information is only a summary and you should read it in conjunction with our financial statements and notes beginning on page F-1.

	At June 30,
SELECTED FINANCIAL CONDITION DATA:	2005	2004	2003	2002	2001
	(In thousands)
Total assets	$126,048	$126,322	$137,235	$128,189	$120,896
Cash and cash equivalents	3,716	7,902	12,393	4,609	11,713
Certificates of deposit	—	297	6,237	—	—
Investment securities available for sale	15,717	15,404	20,214	15,241	—
Investment securities held to maturity	18,050	18,999	22,000	11,951	—
Mortgage-backed securities held to maturity	1,737	2,591	3,155	5,027	1,606
Loans receivable	78,189	72,597	66,585	86,357	103,072
Deposits	78,898	83,957	89,883	85,214	84,233
Advances from the Federal Home Loan Bank	32,243	27,347	31,690	28,381	23,089
Retained earnings, net – restricted	13,659	13,673	13,876	13,293	12,399
Allowance for loan losses	590	456	441	475	478
Nonperforming loans	311	800	1,366	650	588

		For the year ended June 30,
SELECTED OPERATIONS DATA:	2005	2004	2003	2002	2001
			(In thousands)
Total interest income	$6,245	$6,130	$7,199	$8,297	$8,274
Total interest expense	2,977	3,351	4,141	4,812	4,710

Net interest income	3,268	2,779	3,058	3,485	3,564
Provision for losses on loans	216	29	40	—	—

Net interest income after provision losses on loans	3,052	2,750	3,018	3,485	3,564
Total other income	1,092	659	1,171	782	307
Total general, administrative and other expense	4,105	3,603	3,305	2,912	2,747

Earnings (loss) before income taxes (credits)	39	(194)	884	1,355	1,124
Federal income taxes (credits)	(32)	(113)	301	461	380

Net earnings (loss)	$71	$(81)	$583	$894	$744

SELECTED FINANCIAL RATIOS
AND OTHER DATA

	June 30,
	2005	2004	2003
PERFORMANCE RATIOS:

Return on average assets	0.06%	(0.06)%	0.44%
Return on average equity	0.53	(0.60)	4.29
Average equity to average assets	10.85	10.48	10.24
Equity to assets at the end of the period	10.84	10.82	10.11
Interest rate spread (1)	2.59	2.03	2.03
Net interest margin (2)	2.82	2.28	2.39
Average interest-earning assets to average interest-bearing liabilities	109.06	109.14	111.11
Total general, administrative and other expenses to average total assets	3.30	2.78	2.49
Efficiency ratio (3)	94.15	104.80	78.15

ASSET QUALITY RATIOS:

Nonperforming loans as a percent of total loans	0.39	1.08	2.05
Nonperforming loans as a percent of total assets	0.25	0.63	1.00
Allowance for loan losses as a percent of total loans	0.74	0.61	0.66
Allowance for loan losses as a percent of nonperforming assets	150.51	52.66	31.43

REGULATORY CAPITAL RATIOS:

Tangible capital	10.93%	10.91%	10.09%
Core capital	10.93	10.91	10.09
Risk-based capital	21.61	23.09	24.16

Number of banking offices	2	2	2

(1)	Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(2)	Net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(3)	The efficiency ratio represents general, administrative and other expense as a percent of the total of net interest income and other income.

RECENT DEVELOPMENTS
     The following tables set forth selected financial condition data for Greenville Federal at September 30, 2005, and June 30, 2005, and selected earnings data for Greenville Federal for the three months ended September 30, 2005 and 2004. The results of operations presented below are not necessarily indicative of the results that may be expected for any other period. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for the unaudited periods have been made. This information should be read in conjunction with the financial statements and notes thereto included herein.
     Selected financial condition and other data:

	At	At
	September 30,	June 30,
	2005	2005
	(In thousands)
Total amount of:
Assets	$128,412	$126,048
Cash and cash equivalents	4,411	3,716
Investment securities available for sale	15,797	15,717
Investment securities held to maturity	18,048	18,050
Mortgage-backed securities held to maturity	1,557	1,737
Real estate acquired through foreclosure	—	81
Loans receivable	79,980	78,189
FHLB stock, at cost	1,791	1,769
Deposits	81,331	78,898
Advances from the FHLB	32,193	32,243
Retained earnings, net – restricted	13,771	13,659
Allowance for loan losses	584	590
Nonperforming loans	536	311
     Summary of earnings:

	Three months ended
	September 30,
	2005	2004
	(In thousands)
Total interest income	$1,659	$1,525
Total interest expense	786	754

Net interest income	873	771
Provision for losses on loans	8	6

Net interest income after provision for losses on loans	865	765
Total other income	206	204
Total general, administrative and other expense	860	908

Earnings before income taxes	211	61
Federal income taxes	57	9

Net earnings	$154	$52

	At or for the three months ended
	September 30,
	2005	2004
Selected financial ratios: (1)

Return on average assets	0.49%	0.17%
Return on average equity	4.50%	1.54%
Average equity to average assets	10.79%	10.85%
Equity to assets at period end	10.72%	11.07%
Interest rate spread (2)	2.72%	2.27%
Net interest margin (3)	2.96%	2.58%
Average interest-earning assets to average interest-bearing liabilities	108.86%	112.10%
Total general, administrative and other expenses to average total assets	2.71%	2.91%
Efficiency ratio (4)	79.70%	93.13%
Nonperforming loans as a percent of total loans	0.66%	0.65%
Nonperforming loans as a percent of total assets	0.42%	0.39%
Allowance for loan losses as a percent of total loans	0.71%	0.57%
Allowance for loan losses as a percent of nonperforming assets	108.96%	83.00%

(1)	Ratios are annualized where appropriate.

(2)	Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(3)	Net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(4)	The efficiency ratio represents general, administrative and other expense as a percent of the total of net interest income and other income.
     The following table summarizes Greenville Federal’s regulatory capital requirements and actual capital at September 30, 2005:

					Excess of actual capital
	Actual capital		Current requirement		over current requirement		Applicable
	Amount	Percent	Amount	Percent	Amount	Percent	asset total
	(Dollars in thousands)
Tangible capital	$14,001	10.9%	$1,926	1.5%	$12,075	9.4%	$79,980
Core capital	$14,001	10.9%	$3,199	4.0	$10,802	6.9%	$79,980
Risk-based capital	$14,572	22.0%	$5,296	8.0	$9,276	14.0%	$66,205
Analysis of changes in financial condition from June 30, 2005, to September 30, 2005
     Greenville Federal’s assets totaled $128.4 million at September 30, 2005, an increase of $2.4 million, or 1.9%, from the $126.0 million total at June 30, 2005. The increase in assets resulted primarily from an increase in loans receivable and cash and cash equivalents.
     Cash and cash equivalents increased by $695,000, or 18.7%, over the three months ended September 30, 2005, due primarily to an increase in deposits. Investment securities and mortgage-backed securities totaled $35.4 million at September 30, 2005, a decrease of $102,000, or 0.3%, from the total at June 30, 2005.

     Loans receivable totaled $80.0 million at September 30, 2005, compared to $78.2 million at June 30, 2005, an increase of $1.8 million, or 2.3%. The increase was primarily attributable to growth in one- to four-family residential real estate loans.
     Deposits increased by $2.4 million, or 3.1%, to $81.3 million, at September 30, 2005, from $78.9 million at June 30, 2005. The increase in deposits was due primarily to an increase in public deposits and wholesale jumbo certificates of deposit, offset by a decrease in retail deposits. This decrease in retail deposits was a result of management’s analysis of the marginal cost of funds, and the determination that new wholesale funds were less expensive, rather than meeting interest rates offered by our competition on certificate of deposit specials.
     Retained earnings totaled $13.8 million at September 30, 2005, an increase of $112,000, or 0.8%, from June 30, 2005. The increase was due to net earnings of $154,000 for the three months ended September 30, 2005, partially offset by an increase in the unrealized losses on securities designated as available for sale of $42,000.
Comparison of results of operations for the three months ended September 30, 2005 and 2004
     General. Greenville Federal recorded net earnings of $154,000 for the three months ended September 30, 2005, compared to net earnings of $52,000 for the same period in 2004. The increase of $102,000, or 196.2%, resulted primarily from a $102,000 increase in net interest income and $48,000 decrease in general, administrative and other expense, which were partially offset by a $48,000 increase in federal income taxes.
     Interest income. Interest income increased by $134,000, or 8.8%, to $1.7 million for the three months ended September 30, 2005. This increase was due primarily to an increase in the average loan balance outstanding and increases in yields on loans and investment securities. The increases in yields were due primarily to overall rising interest rates in the economy. The increase in loans receivable was comprised primarily of growth in one- to four-family residential real estate loans.
     Interest expense. Interest expense increased by $32,000, or 4.2%, for the three months ended September 30, 2005, compared to the three months ended September 30, 2004. This increase was a result of an increase in the average cost of funds, from 2.82% for the three months ended September 30, 2004, to 2.90% for the three months ended September 30, 2005, and a $1.7 million increase in the average balance of interest-bearing liabilities outstanding year to year.
     Net interest income. As a result of the foregoing changes in interest income and interest expense, Greenville Federal’s net interest income increased by $102,000, or 13.2%, compared to the same period in 2004. The interest rate spread increased to 2.72% for the three months ended September 30, 2005, compared to 2.27% for the three months ended September 30, 2004. The net interest margin increased to 2.96% for the three months ended September 30, 2005, from 2.58% for the three months ended September 30, 2004.
     Provision for losses on loans. After a review of its allowance for loan losses, management decided to record a provision for losses on loans of $8,000 for the three months ended September 30, 2005. The allowance for loan losses totaled $584,000 at September 30, 2005, compared to $590,000 at June 30, 2005. Greenville Federal’s nonperforming loans, consisting of loans 90 days or more past due and nonaccrual loans, totaled $536,000 at September 30, 2005, an increase of $225,000 compared to June 30, 2005. The increase was a result of an increase of $277,000 in loans 90 days past due and still accruing, partially offset by a decrease of $52,000 in nonaccrual loans. Substantially all of the increase in nonperforming loans was comprised of loans secured by one- to four-family residential real estate located in Darke and Preble Counties of Ohio. Management believes all nonperforming loans are adequately collateralized at September 30, 2005.
     Other income. Other income totaled $206,000 for the three months ended September 30, 2005, an increase of $2,000, or 1.0%, compared to $204,000 for the same period in 2004. The increase was comprised primarily of a $16,000 gain on the redemption of stock of Greenville Federal’s data processor and an $11,000 increase in service fee income, which were partially offset by a decline in gains on sale of real estate acquired through foreclosure of $23,000.
     General, administrative and other expense. General, administrative and other expense decreased by $48,000, or 5.3%, to $860,000 for the three months ended September 30, 2005, compared to the same quarter in 2004. The primary reason for the decrease was a $60,000, or 11.2%, decrease in employee compensation and benefits, comprised of a $90,000 decrease in expense related to Greenville Federal’s defined benefit plan, partially offset by an increase in salaries and other benefits. Management terminated Greenville Federal’s participation in the defined benefit plan in the quarter ended June 30, 2005.
     Federal income taxes. The provision for federal income taxes totaled $57,000 for the three months ended September 30, 2005, an increase of $48,000 over the comparable quarter in 2004. The increase resulted primarily from a $150,000 increase in pre-tax earnings year to year. The effective tax rates were 27.0% and 14.8% for the three months ended September 30, 2005 and 2004, respectively.
GREENVILLE FEDERAL FINANCIAL CORPORATION
     Greenville Federal Financial Corporation is being formed under federal law to hold all of the stock of Greenville Federal. Greenville Federal Financial Corporation has applied for the approval of the Office of Thrift Supervision to become a savings and loan holding company and will be subject to regulation by that agency. After we complete the stock sale, Greenville Federal Financial Corporation will be a unitary savings and loan holding company.
     Greenville Federal Financial Corporation will have no significant assets other than all of the outstanding shares of common stock of Greenville Federal, the net proceeds it keeps ($5.3 million at the maximum of the offering range) and its loan to the Greenville Federal Financial Corporation Employee Stock Ownership Plan. Greenville Federal Financial Corporation will have no significant liabilities. Initially, the management of Greenville Federal Financial Corporation and Greenville Federal will be substantially the same and Greenville Federal Financial Corporation will use the offices of Greenville Federal. Greenville Federal Financial Corporation intends to utilize the support staff of Greenville Federal from time to time and will pay Greenville Federal for this expense. We do not have any current plans for Greenville Federal Financial Corporation to conduct any business other than owning the stock of Greenville Federal and investing its money. If Greenville Federal Financial Corporation expands or changes it business in the future, we may hire our own employees.
     The executive offices of Greenville Federal Financial Corporation are located at 690 Wagner Avenue, Greenville, Ohio 45331, and its telephone number is (937) 548-4158.

GREENVILLE FEDERAL
     Greenville Federal is a federally chartered and insured mutual savings institution with two full-service offices. At June 30, 2005, Greenville Federal had total assets of $126.0 million, including total loans receivable of $78.2 million; total deposits of $78.9 million; and retained earnings of $13.7 million. Greenville Federal is examined and regulated by the Office of Thrift Supervision, its primary regulator, and the Federal Deposit Insurance Corporation (the “FDIC”). Greenville Federal is also subject to reserve requirements of the Board of Governors of the Federal Reserve System and membership requirements of the Federal Home Loan Bank of Cincinnati, from which Greenville Federal borrows funds.
     The executive offices of Greenville Federal are located at 690 Wagner Avenue, Greenville, Ohio 45331, and its telephone number is (937) 548-4158.
GREENVILLE FEDERAL MHC
     Greenville Federal will organize the Greenville Federal MHC under federal law as a federal mutual holding company. Persons with membership rights in Greenville Federal as of the date of the reorganization will have membership rights in Greenville Federal MHC after the reorganization as long as they remain depositors of Greenville Federal. In addition, a few borrowers of Greenville Federal as of March 20, 1986, who still have one or more of those loans outstanding as of the date of the reorganization will continue to have membership rights after the reorganization so long as those loans continue to be outstanding. Such depositors and borrowers of Greenville Federal, as well as new depositors, will have the authority to elect the directors of Greenville Federal MHC after the reorganization.
     The primary assets of Greenville Federal MHC will be shares of common stock of Greenville Federal Financial Corporation received in the reorganization, which will constitute 55% of the outstanding shares initially, as well as $50,000 contributed by Greenville Federal as its initial capitalization. Greenville Federal MHC is not expected initially to engage in any business activities other than holding the stock of Greenville Federal Financial Corporation and investing its money. Greenville Federal MHC will be subject to the Home Owners’ Loan Act and regulation by the Office of Thrift Supervision.
     The executive offices of Greenville Federal MHC will be located at 690 Wagner Avenue, Greenville, Ohio 45331, and its telephone number will be (937) 548-4158.
HOW WE INTEND TO USE THE PROCEEDS
     Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the reorganization is completed, we presently anticipate that the net proceeds from the sale of the shares of common stock will be between $9.5 million and $13.0 million and up to $15.1 million assuming an increase in the estimated value of the common stock sold in the reorganization by 15%.

     We intend to use the net proceeds received from the stock offering as follows:

			Maximum,
	Minimum	Maximum	as adjusted
	(In thousands)
Retained by Greenville Federal Financial Corporation and initially placed in short-term investments for general corporate purposes	$3,825	$5,305	$6,156
Loaned to the employee stock ownership plan	900	1,217	1,400
Contributed to the capital of Greenville Federal	4,725	6,523	7,556

Net offering proceeds	$9,450	$13,045	$15,112

     Greenville Federal Financial Corporation will retain 50% of the net reorganization proceeds from which the loan to be made to the employee stock ownership plan will be made, and will contribute the remaining reorganization proceeds to the capital of Greenville Federal. Greenville Federal Financial Corporation intends to use a portion of the net proceeds to make a loan directly to the employee stock ownership plan to enable the plan to purchase up to a number of shares equal to 3.92% of the total number of shares issued in the reorganization, including the shares issued to Greenville Federal MHC. Based upon the issuance of 2,295,000 shares of common stock and 3,105,000 shares of common stock at the minimum and maximum of the estimated offering range, respectively, the loan to the employee stock ownership plan would be $899,640 and $1,217,160, respectively. See “MANAGEMENT — Benefits — Employee Stock Ownership Plan.” The remaining net proceeds retained by Greenville Federal Financial Corporation initially may be used to invest in U.S. Government and federal agency securities of various maturities, mortgage-backed or other securities, deposits in either Greenville Federal or other financial institutions, or a combination thereof. The net proceeds may ultimately be used to:
•	support Greenville Federal’s lending activities;

•	repay borrowings in the ordinary course of business; or

•	support the future expansion of operations through the establishment of additional banking offices or other customer facilities or through acquisitions of other financial institutions or branch offices, although no such acquisition transactions are specifically being considered at this time.
     The net proceeds from the reorganization may also be used for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of the common stock or returns of capital. Greenville Federal Financial Corporation and Greenville Federal have committed, however, not to take any action to further the payment of any return of capital on the common stock during the one-year period subsequent to completion of the reorganization. Management of Greenville Federal Financial Corporation may consider expanding or diversifying its activities, as such opportunities become available.
     Following the completion of the reorganization, to the extent permitted by the Office of Thrift Supervision and based upon then existing facts and circumstances, Greenville Federal Financial

Corporation’s board of directors may determine to repurchase shares of common stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include but not be limited to:
•	market and economic factors, such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, an improvement in Greenville Federal Financial Corporation’s return on equity, and the availability of cash;

•	the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and

•	any other circumstances in which repurchases would be in the best interests of Greenville Federal Financial Corporation and its stockholders.
Any stock repurchases will be subject to the determination of Greenville Federal Financial Corporation’s board of directors that Greenville Federal will be capitalized in excess of all applicable regulatory requirements after any such repurchases.
     The portion of the net proceeds contributed by Greenville Federal Financial Corporation to the capital of Greenville Federal will be added to Greenville Federal’s general funds to be used for general corporate purposes, including increased lending activities. The amount of net proceeds received by Greenville Federal will further strengthen Greenville Federal’s capital position, which already exceeds all regulatory requirements. After the reorganization, based upon the maximum of the estimated offering range, Greenville Federal’s tangible capital ratio will be approximately 13.9%. As a result, Greenville Federal will continue to be a well-capitalized institution.
     The net proceeds may vary because total expenses of the reorganization may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the reorganization is adjusted to reflect a change in the estimated pro forma market value of Greenville Federal. Payments for shares made through withdrawals from existing investment by Greenville Federal will result in a reduction of Greenville Federal’s interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

PRO FORMA DATA
     The actual net proceeds from the sale of the common stock cannot be determined until the reorganization is completed. Net proceeds are currently estimated to be between $9.5 million and $13.0 million, or $15.1 million in the event the estimated offering range is increased by 15%, based upon the following assumptions:
•	all shares of common stock will be sold in the Subscription Offering;

•	Keefe, Bruyette & Woods, Inc., will receive a fee equal to the greater of 1.35% of the aggregate purchase price for sales in the Subscription Offering, or between $139,421 and $188,629, or $216,923 in the event the estimated offering range is increased by 15%; and

•	total expenses, including the marketing fees paid to Keefe, Bruyette & Woods, Inc., will be between $878,000 and $928,000, or $956,000 in the event the estimated offering range is increased by 15.0%. Actual expenses may vary from those estimated.
     Pro forma consolidated net earnings and stockholders’ equity of Greenville Federal Financial Corporation have been calculated as of and for the year ended June 30, 2005, as if the common stock to be issued in the offering had been sold at the beginning of the period and the net proceeds had been invested at 3.36%, which represents the yield on one-year U.S. Government securities at June 30, 2005. In light of changes in interest rates in recent periods, this yield is deemed by Greenville Federal Financial Corporation and Greenville Federal to more accurately reflect the pro forma reinvestment rate than the arithmetic average method. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 34.0% has been assumed, resulting in an after-tax yield of 2.22% for the year ended June 30, 2005. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan. See Note 3 to the tables below. No effect has been given in the pro forma stockholders’ equity calculations for the assumed earnings on the net proceeds. Greenville Federal Financial Corporation intends to make a loan to fund the purchase of the common stock by the employee stock ownership plan and intends to retain $5.3 million of the net proceeds from the offering, at the maximum of the offering range.
     The following table gives effect to the recognition and retention plan and the stock option plan, which we expect to adopt following the reorganization and will be presented to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the completion of the reorganization. If the recognition and retention plan is approved by stockholders, the recognition and retention plan intends to acquire an amount of common stock equal to or up to 1.96 % of the common stock issued in the reorganization, including the shares issued to Greenville Federal MHC, either through open market purchases or from authorized but unissued shares of common stock, if permissible. If the stock option plan is approved by stockholders, management intends to grant a number of options to purchase common stock equal to up to 4.9% of the common stock issued in the reorganization, including the shares issued to Greenville Federal MHC. Shares for the exercise of stock options will be issued either from shares previously acquired through open market purchases or from authorized but unissued shares of common stock. The table below assumes that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the recognition and retention plan are purchased in the open market at the purchase price in the Offerings. No effect has been given to Greenville Federal Financial Corporation’s results of operations after the reorganization, the market price of the common stock after the reorganization or a smaller purchase by the recognition and retention plan.
     The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of assets and liabilities of Greenville Federal Financial Corporation computed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Greenville Federal Financial Corporation is offering its common stock on a best efforts basis. Greenville Federal Financial Corporation must sell a minimum of 1,032,750 shares to complete its offering. Pro forma stockholders’ equity and book value are not intended to represent the fair value of the common stock and, due to the existence of the tax bad debt reserve, may be different than amounts that would be available for distribution to stockholders if we liquidated.

At or for the year ended June 30, 2005
1,032,750	1,215,000	1,397,250	1,606,837
shares sold at	shares sold at	shares sold at	Shares sold at
$10.00 per	$10.00 per	$10.00 per	$10.00 per share
share	share	share	(adjusted
(minimum)	(midpoint)	(maximum)	maximum) (1)
(Dollars in thousands)
Gross offering proceeds	$10,328	$12,150	$13,973	$16,068
Offering expenses	(878)	(903)	(928)	(956)

Estimated net offering proceeds	9,450	11,247	13,045	15,112
Less:
Common stock purchased by employee stock ownership plan (2)	(900)	(1,058)	(1,217)	(1,400)
Common stock purchased by recognition and retention plan (3)	(450)	(529)	(609)	(700)
Capitalization of Greenville Federal MHC	(50)	(50)	(50)	(50)

Estimated net cash proceeds	$8,050	$9,610	$11,169	$12,962

Net earnings:
Historical	$71	$71	$71	$71
Pro forma adjustments:
Net earnings from proceeds	179	213	248	288
Employee Stock Ownership Plan (2)	(59)	(70)	(80)	(92)
Recognition and retention plan (3)	(59)	(70)	(80)	(92)
Stock option plan (4)	(57)	(67)	(77)	(89)

Pro forma net earnings	$75	$77	$82	$86

Earnings per share (5)
Historical	$0.03	$0.03	$0.03	$0.02
Pro forma adjustments:
Net earnings from proceeds	0.08	0.08	0.08	0.08
Employee Stock Ownership Plan (2)	(0.03)	(0.03)	(0.03)	(0.03)
Recognition and retention plan (3)	(0.03)	(0.03)	(0.03)	(0.03)
Stock option plan (4)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma earnings per share (5)	$0.03	$0.03	$0.03	$0.02

Shares considered outstanding in calculating earnings per share	2,214,032	2,604,744	2,995,456	3,444,774

Shareholders’ equity: (6)
Historical	$13,659	$13,659	$13,659	$13,659
Net offering proceeds	9,450	11,247	13,045	15,112
Employee stock ownership plan (2)	(900)	(1,058)	(1,217)	(1,400)
Recognition and retention plan (3)	(450)	(529)	(609)	(700)
Capitalization of Greenville Federal MHC	(50)	(50)	(50)	(50)

Pro forma shareholders’ equity	$21,709	$23,269	$24,828	$26,621

Shareholders’ equity per share: (7)
Historical	$5.95	$5.06	$4.40	$3.83
Net offering proceeds	4.12	4.17	4.20	4.23
Employee stock ownership plan (2)	(0.39)	(0.39)	(0.39)	(0.39)
Recognition and retention plan (3)	(0.20)	(0.20)	(0.20)	(0.20)
Capitalization of Greenville Federal MHC	(0.02)	(0.02)	(0.01)	(0.01)

Pro forma shareholders’ equity per share	$9.46	$8.62	$8.00	$7.46

Offering price to pro forma earnings per share	333.33	x	333.33	x	333.33	x	500.00	x

Offering price to pro forma shareholders’ equity per share	105.71%	116.01%	125.00%	134.05%

Shares considered outstanding in calculating pro forma shareholders equity per share	2,295,000	2,700,000	3,105,000	3,570,750

(Footnotes on next page)

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the reorganization.

(2)	It is assumed that 3.92% of the total number of shares of Greenville Federal Financial Corporation issued in the reorganization, including the shares issued to Greenville Federal MHC, will be purchased by Greenville Federal’s employee stock ownership plan. The funds used to acquire such shares are assumed to have been borrowed by the employee stock ownership plan from Greenville Federal Financial Corporation. The amount to be borrowed is reflected as a reduction to shareholders’ equity. Greenville Federal intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes: (i) that the contribution to the employee stock ownership plan is equivalent to the debt service requirement for the fiscal year ended June 30, 2005, at an average fair value of $10.00; (ii) that 8,996, 10,584, 12,172 and 13,997 shares at minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, were committed to be released during the fiscal year ended June 30, 2005, at an average fair value of $10.00 per share; and (iii) only the employee stock ownership plan shares committed to be released were considered outstanding for purposes of the earnings per share calculations. As required by law, the employee stock ownership plan permits a plan participant to put plan shares to Greenville Federal Financial Corporation at a price equal to the fair value of the shares at the plan’s most recent valuation date if Greenville Federal Financial Corporation’s shares are not readily marketable on an established market at the time the shares are distributed to the participant from the plan. There can be no assurance that Greenville Federal Financial Corporation’s shares will be quoted on an exchange or The Nasdaq Stock Market following the offering. The pro-forma data has been presented under the assumption that the shares will be readily tradable on an established market. In the event that the shares are not readily tradable on an established market, Greenville Federal Financial Corporation will be required to recognize a liability and a corresponding contra-equity equal to the allocated shares within the employee stock ownership plan at their estimated fair value. Thereafter, the employee stock ownership plan shares will not be considered permanent equity until such shares are delivered to an employee stock ownership plan participant upon retirement, disability, termination or death.

(3)	Gives effect to the award of stock under the recognition and retention plan Greenville Federal Financial Corporation expects to adopt and fund following the offering. This plan is expected to acquire a number of shares of common stock equal to 1.96% of the total number of shares of Greenville Federal Financial Corporation stock issued in the reorganization, including the shares issued to Greenville Federal MHC, or 44,982, 52,920, 60,858 and 69,986 shares of common stock at the minimum, midpoint, maximum and adjusted maximum of the estimated offering range, respectively, either through open market purchases or directly from Greenville Federal Financial Corporation. In calculating the pro forma effect of the stock recognition and retention plan, it is assumed that the shares were acquired by the plan at the beginning of the year presented in open market purchases at $10.00 per share and that 20% of the amount contributed was an amortized expense during such period. The issuance of authorized but unissued shares of Greenville Federal Financial Corporation common stock to the stock recognition and retention plan instead of open market purchases would dilute the ownership interests of existing shareholders, other than Greenville Federal MHC, by approximately 4.17%.

(4)	Assumes the issuance of additional shares of common stock pursuant to the stock option plan that Greenville Federal Financial Corporation expects to adopt following the reorganization. Under the stock option plan, an amount equal to 4.90% of the total number of shares of Greenville Federal Financial Corporation issued in the reorganization, including the shares issued to Greenville Federal MHC, or 112,455, 132,300, 152,145 and 174,966 shares at the minimum, midpoint, maximum and adjusted maximum of the estimated offering range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The fair value of the share options is estimated using the Black-Scholes options pricing model, which model is based upon specific types of assumptions that include an appropriate dividend yield, risk-free reinvestment rate, expected option maturity and volatility rate for the stock. Expense related to the stock option plan, pursuant to SFAS No. 123(R), has been calculated assuming a fair value of $3.84 per share granted and a vesting period of five years. The issuance of authorized but unissued shares of Greenville Federal Financial Corporation common stock upon the exercise of options would dilute the ownership interests of existing shareholders, other than Greenville Federal MHC, by approximately 9.82%.

(Footnotes continued on next page)

(5)	Per share earnings data is based on weighted-average shares outstanding, which represents shares sold in the reorganization offering, shares issued to Greenville Federal MHC and shares to be allocated or distributed under Greenville Federal’s employee stock ownership plan and recognition and retention plan for the year presented. For the year ended June 30, 2005, the weighted average shares outstanding for purposes of computing earnings per share have been calculated as follows:

	Shares at	Shares at	Shares at	Shares at adjusted
	minimum of	midpoint of	maximum of	maximum of
	offering	offering	offering	offering
	range	range	range	range
Shares issued	2,295,000	2,700,000	3,105,000	3,570,750
Shares acquired by the employee stock ownership plan	(89,964)	(105,840)	(121,716)	(139,973)
Employee stock ownership plan shares allocated or committed to be released	8,996	10,584	12,172	13,997

Weighted-average shares outstanding	2,214,032	2,604,744	2,995,456	3,444,774

(6)	The retained earnings of Greenville Federal will continue to be restricted after the reorganization. The restriction relates primarily to the regulatory capital requirements and the tax bad debt reserves.

(7)	Pro forma shareholders’ equity per share data is based upon 2,295,000, 2,700,000, 3,105,000 and 3,570,750 shares outstanding at the minimum, midpoint, maximum and adjusted maximum of the estimated offering range, respectively, representing shares issued in the offering, shares purchased by the Greenville Federal employee stock ownership plan and shares issued to Greenville Federal MHC.

CAPITALIZATION
     The following table presents the historical capitalization of Greenville Federal at June 30, 2005, and the pro forma consolidated capitalization of Greenville Federal Financial Corporation after giving effect to the reorganization, excluding assumed earnings on the net proceeds, based upon the sale of the number of shares shown below and the other assumptions set forth under “PRO FORMA DATA.” Greenville Federal Financial Corporation is offering its common stock on a best efforts basis. Greenville Federal Financial Corporation must sell a minimum of 1,032,750 shares to complete its offering.

	Pro-forma based upon the sale at $10.00 per share
					1,606,837
	Greenville	1,032,750	1,215,000	1,397,250	Shares (1)
	Federal	Shares	Shares	Shares	(maximum of
	historical	(minimum of	(midpoint of	(maximum of	range, as
	capitalization	range)	range)	range)	adjusted)
	(In thousands)
Deposits (2)	$78,898	$78,898	$78,898	$78,898	$78,898
Borrowings	32,243	32,243	32,243	32,243	32,243

Total	$111,141	$111,141	$111,141	$111,141	$111,141

Stockholders’ equity
Preferred stock, $.01 par value, 1,000,000 shares authorized; none to be issued	—	—	—	—	—
Common stock, $.01 par value, 8,000,000 shares authorized; shares to be issued as reflected (3)	—	23	27	31	36
Additional paid-in capital	—	9,427	11,220	13,014	15,076
Retained earnings, net (4)	13,659	13,609	13,609	13,609	13,609
Less:
Common stock to be acquired by the employee stock ownership plan (6)	—	(900)	(1,058)	(1,217)	(1,400)
Common stock to be acquired by the recognition and retention plan (7)	—	(450)	(529)	(609)	(700)

Total retained earnings/stockholders’ equity	$13,659	$21,709	$23,269	$24,828	$26,621

Total pro forma stockholders’ equity as a percentage of pro forma total assets		16.08%	17.02%	17.93%	18.96%

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the reorganization.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the reorganization. Such withdrawals would reduce pro forma deposits by the amount of the withdrawals.

(3)	Reflects the issuance of the shares of common stock to be sold in the reorganization. No effect has been given to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See “PRO FORMA DATA” and “MANAGEMENT — Benefits — Other future stock benefit plans.”

(4)	Retained earnings of Greenville Federal will be restricted after the offering. All amounts are net of unrealized losses on securities designated as available for sale of $207,000.

(Footnotes continued on next page)

(5)	Pro-forma amounts reflect a $50,000 contribution by Greenville Federal to Greenville Federal MHC.

(6)	Assumes that 3.92% of the total number of shares of Greenville Federal Financial Corporation issued in the reorganization, including the shares issued to Greenville Federal MHC, will be purchased by the employee stock ownership plan, which is reflected as a reduction from stockholders’ equity. The employee stock ownership plan shares will be purchased with funds loaned to the employee stock ownership plan by Greenville Federal Financial Corporation. See “PRO FORMA DATA” and “MANAGEMENT — Benefits — Employee stock ownership plan.”

(7)	Greenville Federal Financial Corporation intends to adopt the recognition and retention plan and to submit such plan to stockholders at an annual or special meeting of stockholders held at least six months following the completion of the reorganization. If the plan is approved by stockholders, Greenville Federal Financial Corporation intends to contribute sufficient funds to the recognition and retention plan to enable the plan to purchase a number of shares of common stock equal to 1.96% of the total number of shares of Greenville Federal Financial Corporation stock issued in the reorganization, including the shares issued to Greenville Federal MHC. This assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at the purchase price. In the event Greenville Federal Financial Corporation issues authorized but unissued shares of common stock to the recognition and retention plan, the voting interests of existing stockholders other than Greenville Federal MHC, would be diluted approximately 4.17%. The shares are reflected as a reduction of stockholders’ equity. See “PRO FORMA DATA” and “MANAGEMENT — Benefits — Other future stock benefit plans.”
OUR PLANS REGARDING DIVIDENDS
     Although we intend to pay a dividend to the shareholders of Greenville Federal Financial Corporation, the declaration and payment of dividends will be subject to the discretion of the board of directors and will be based on the earnings and financial condition of Greenville Federal Financial Corporation and general economic conditions. If the board of directors determines in the exercise of its discretion that the net income, capital and consolidated financial condition of Greenville Federal Financial Corporation and Greenville Federal and the general economy justify the declaration and payment of dividends, the board of directors may authorize the payment of dividends on the common stock. There can be no assurance that dividends will be declared and paid or, if declared and paid, that such dividends will continue to be paid in the future. In addition, pursuant to a commitment we made to the Office of Thrift Supervision, during the one-year period after the reorganization, Greenville Federal Financial Corporation will not take any action to declare an extraordinary dividend to stockholders that could be treated by recipients as a tax-free return of capital for federal income tax purposes.
     Other than earnings on the investment of the proceeds of the stock offering retained by Greenville Federal Financial Corporation, the only income currently anticipated to be received by Greenville Federal Financial Corporation will be dividends paid by Greenville Federal and the payments on the employee stock ownership plan loan. The payment of dividends by Greenville Federal to Greenville Federal Financial Corporation will be subject to the discretion of the board of directors of Greenville Federal, based on the earnings and financial condition of Greenville Federal and general economic conditions, and subject to applicable regulations of the Office of Thrift Supervision. Greenville Federal may not pay a cash dividend after the reorganization if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account or the applicable regulatory capital requirements of the Office of Thrift Supervision. Regulations of the Office of Thrift Supervision also require Greenville Federal to obtain approval from the Office of Thrift Supervision if the amount of capital distributions for the calendar year would exceed the sum of Greenville Federal’s net income for that year to date plus its retained net income for the preceding two years.

     If Greenville Federal Financial Corporation pays dividends to its stockholders, generally it will be required to pay dividends to Greenville Federal MHC. We expect, however, that Greenville Federal MHC will elect to waive the receipt of dividends if the Office of Thrift Supervision approves of such waiver and Greenville Federal MHC determines that it will not result in adverse federal income tax consequences.
MARKET FOR THE COMMON STOCK
     We anticipate that after we complete the reorganization, the common stock of Greenville Federal Financial Corporation will be quoted on either the OTC Bulletin Board or The NASDAQ Capital Market. We will attempt to have our stock quoted on The NASDAQ Capital Market if we meet certain listing requirements, including selling at least 1,000,000 shares of stock in this offering to persons other than our directors, executive officers and employee stock ownership plan, having at least 300 stockholders who purchase at least 100 shares each, and obtaining at least three market makers. We can provide no assurance that we will meet such requirements. If our stock is not accepted for quotation on The NASDAQ Capital Market, we will attempt to have our stock quoted on the OTC Bulletin Board. Keefe, Bruyette & Woods, Inc., has indicated its intention to make a market in our stock and will assist us in identifying other firms to do the same, but it is under no obligation to do so. We will use our best efforts to encourage and assist Keefe, Bruyette & Woods, Inc., to establish and make a market for our common stock. We estimate that approximately three firms will commit to make a market in our common stock, although no assurance can be provided that such commitments will be made.
     The development of a public market for our common stock depends on the existence of willing buyers and sellers, which is not under the control of Greenville Federal Financial Corporation, Greenville Federal or any market maker. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the subscription price of $10.00 per share. Therefore, purchasers of the common stock should have long-term investment intent and should recognize that there may be a limited trading market for the common stock. This limited market may make it difficult to sell the common stock after the reorganization and stock issuance and may have an adverse effect on the price at which you can sell any Greenville Federal Financial Corporation common stock you buy.

REGULATORY CAPITAL REQUIREMENTS
     At June 30, 2005, Greenville Federal exceeded all of the regulatory capital requirements applicable to it. The following table sets forth the historical regulatory capital of Greenville Federal at June 30, 2005, and the pro forma regulatory capital of Greenville Federal after giving effect to the reorganization, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Greenville Federal of 50% of the net stock proceeds, after expenses. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Greenville Federal in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at June 30, 2005.

			Pro forma at June 30, 2005
	Historical at		1,032,750 shares		1,215,00 shares		1,397,250 shares		1,606,837 shares
	June 30, 2005		sold at $10.00 per share		sold at $10.00 per share		sold at $10.00 per share		sold at $10.00 per share
		Percent of		Percent of		Percent of		Percent of		Percent of
	Amount	assets (2)	Amount	assets (3)	Amount	assets (3)	Amount	assets (3)	Amount	assets (3)
	(Dollars in thousands)
Equity capital under GAAP (1)	$13,659	10.8%	$16,984	13.0%	$17,645	13.4%	$18,306	13.8%	$19,065	14.3%

Tangible capital:
Actual	$13,845	10.9%	$17,170	13.1%	$17,831	13.5%	$18,492	13.9%	$19,251	14.4%
Requirement	1,899	1.5	1,964	1.5	1,977	1.5	1,991	1.5	2,006	1.5

Excess	$11,946	9.4%	$15,206	11.6%	$15,854	12.0%	$16,501	12.4%	$17,245	12.9%

Core capital:
Actual	$13,845	10.9%	$17,170	13.1%	$17,831	13.5%	$18,492	13.9%	$19,251	14.4%
Requirement	5,065	4.0	5,236	4.0	5,272	4.0	5,308	4.0	5,350	4.0

Excess	$8,780	6.9%	$11,934	9.1%	$12,559	9.5%	$13,184	9.9%	$13,901	10.4%

Risk-based capital:
Actual	$14,387	21.6%	$17,712	26.2%	$18,373	27.1%	$19,034	28.0%	$19,793	29.1%
Requirement	5,327	8.0	5,402	8.0	5,416	8.0	5,431	8.0	5,447	8.0

Excess	$9,060	13.6%	$12,310	18.2%	$12,957	19.1%	$13,603	20.0%	$14,346	21.1%

(1)	“GAAP” means generally accepted accounting principles in the United States.

(2)	Tangible and core capital levels are shown as percentage of adjusted total assets of $126.6 million. Risk-based capital is shown as a percentage of risk-weighted assets of $66.6 million.

(3)	Tangible capital and core capital levels are shown as a percentage of adjusted total assets of $130.9 million, $131.8 million, $132.7 million and $133.7 million at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. Risk-based capital levels are shown as a percentage of risk-weighted assets of $67.5 million, $67.7 million, $67.9 million and $68.1 million at the minimum, midpoint, maximum and adjusted maximum of the offering range.

     The following table reflects the reconciliation from U.S. GAAP capital to regulatory capital at June 30, 2005.

				Maximum
	Minimum	Midpoint	Maximum	as adjusted
	(In thousands)
GAAP capital	$13,659	$13,659	$13,659	$13,659
Unrealized losses on available-for-sale securities	207	207	207	207
Mortgage servicing rights disallowed	(21)	(21)	(21)	(21)
Offering proceeds received from Greenville Federal Financial Corporation	4,725	5,623	6,523	7,556
Shares to be acquired by employee stock ownership plan	(900)	(1,058)	(1,217)	(1,400)
Shares to be acquired by recognition and retention plan	(450)	(529)	(609)	(700)
Capitalization of Greenville Federal MHC	(50)	(50)	(50)	(50)

Tangible and core capital	17,170	17,831	18,492	19,251
Allowance for loan losses	542	542	542	542

Risk-based capital	$17,712	$18,373	$19,034	$19,793

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
     This discussion and analysis reflects Greenville Federal’s financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with Greenville Federal’s financial statements and their notes beginning on page F-1 of this prospectus, and the other statistical data provided in this prospectus. The preparation of financial statements involves the application of accounting policies relevant to Greenville Federal’s business. Certain of Greenville Federal’s accounting policies are important to the portrayal of its financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, without limitation, changes in interest rates, in the performance of the economy or in the financial condition of borrowers.
General
     Greenville Federal’s results of operations are dependent primarily on net interest income, which is the difference between the income earned on our loans and securities and our cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the provision for losses on loans and service charges and fees collected on our deposit accounts. Greenville Federal’s general, administrative and other expense primarily consists of employee compensation and benefits, occupancy and equipment expense, franchise taxes, data processing expense, charitable contributions expense, other operating expenses and federal income taxes. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.
     General, administrative and other expense for Greenville Federal Financial Corporation and Greenville Federal can be expected to increase following completion of the reorganization, as a result of the increased costs associated with operating as a public company, the increased compensation expense associated with adopting and funding our employee stock ownership plan and the recognition and retention plan, if approved by stockholders.
     Assuming that the adjusted maximum number of shares are sold in the offering, and further assuming a price of $10.00 per share: (i) the employee stock ownership plan will acquire 139,973 shares with a $1.4 million loan that is expected to be repaid over ten years, resulting in an annual expense (pre-tax) of approximately $140,000 (assuming that the common stock maintains a value of $10.00 per share); and (ii) the recognition and retention plan would award 1.96% of the total number of shares issued in the reorganization, including the shares issued to Greenville Federal MHC, or 69,986 shares to be offered to eligible participants, which would be expensed as the awards vest. Assuming all shares are awarded under the recognition and retention plan at a price of $10.00 per share, and that the awards are subject to a five-year vesting period, the corresponding annual expense (pre-tax) associated with shares awarded under the recognition and retention plan would be approximately $140,000.
     The actual expense that will be recorded for the employment stock ownership plan will be determined by the market value of the shares released to employees over the term of the loan. Accordingly, increases in the stock price above $10.00 per share will increase the expense. Further, the actual expense of the recognition and retention plan will be determined by the fair market value of the stock on the grant date, which might be greater than $10.00 per share.
Critical accounting policies
     We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. Greenville Federal considers its accounting for the allowance for loan losses and mortgage servicing rights to involve critical accounting policies.
     The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for losses on loans, which is charged against income. In determining the allowance for loan losses, management makes significant estimates and has identified this policy as one of the most critical for Greenville Federal.
     Management performs a quarterly evaluation of the allowance for loan losses. Consideration is given to a variety of factors in establishing this estimate, including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of individual borrowers, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.
     The analysis has two components, specific allocations and general allocations. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. Management also analyzes historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve. Actual loan losses may be significantly more than the reserves established, which could have a material negative effect on financial results.
     Mortgage servicing rights are recognized as separate assets when loans are sold with servicing retained. Mortgage servicing rights are subject to an impairment assessment based upon fair value estimates. A pooling methodology is applied for valuation purposes, in which loans supporting mortgage servicing rights and with similar characteristics are “pooled” together. Once pooled, each grouping of loans supporting the mortgage servicing rights is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources, including loan service fees, interest earned on float, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated market value for the pool, calculated using consensus assumptions that a third-party purchaser would utilize in evaluating a potential acquisition of the servicing rights. Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. Based on the assumptions discussed, pre-tax projections are prepared for each pool of loans serviced by a third-party provider. These earning figures approximate the cash flow that could be received from the servicing portfolio. Management reviews the valuation information, and mortgage servicing rights are carried at the lower of amortized cost or fair value.
Business strategy
     Greenville Federal’s business strategy is to operate a financially sound and profitable community-oriented savings bank providing high quality services to individuals and businesses in Darke County and the surrounding counties. Greenville Federal has emphasized one- to four-family residential lending and will continue to do so. At June 30, 2005, our one- to four-family loans constituted 83.3% of Greenville Federal’s loan portfolio.
     Greenville Federal will also continue to manage its interest rate risk through the origination of adjustable-rate loans, the sale of long-term, fixed-rate loans when appropriate, the maintenance of a laddered investment portfolio and the lengthening of terms of borrowed funds and attraction of core deposits. Although Greenville Federal’s earnings have suffered in recent years due to its sale of fixed-rate loans, such sales still may be appropriate in a rising interest rate environment. Adjustable-rate loans constituted 33.3% of Greenville Federal’s total loans at June 30, 2005. Of total fixed rate loans at June 30, 2005, 5.1% are scheduled to mature by June 30, 2006.
     Greenville Federal will also maintain asset quality by continuing to adhere to conservative underwriting guidelines and emphasizing the origination of loans secured by real estate. Since Greenville Federal has had increased foreclosures in the last three years, it will continue to require private mortgage insurance for loans with loan-to-value ratios in excess of 80%.
     Greenville Federal’s return on equity has been significantly below that of its peers for the last two fiscal years. The low earnings (a net loss of $81,000 in fiscal 2004 and net earnings of $71,000 in fiscal 2005) were the result of several factors. First, Greenville Federal sold most of the fixed-rate loans it originated from June 2001 until June 2003 in an attempt to manage its interest rate risk and subsequently invested excess liquid funds in low-yielding investments. Interest income on loans dropped from $7.9 million in fiscal 2001 to $4.7 million in 2004 and rose slightly to $5.0 million in fiscal 2005 as Greenville Federal once again rebuilt its loan portfolio.

     Second, from the late 1990s to the middle of 2001, Greenville Federal used long-term borrowings from the Federal Home Loan Bank of Cincinnati, which carry relatively high interest rates and large prepayment penalties.
     Third, Greenville Federal experienced rising defined benefit plan costs, totaling $684,000 in fiscal year 2005, including a one-time termination fee incurred in fiscal year 2005. The increased defined benefit plan costs were partially offset by a $328,880 gain on the redemption of stock of Greenville Federal’s data processing firm in connection with that firm’s merger.
     Greenville Federal will implement a strategy to enhance its profitability, which strategy includes:
•	Expanding the branch network. Currently, Greenville Federal operates from a main office and a branch inside a Kroger grocery store in Greenville. Greenville Federal has purchased property in Arcanum, Ohio, with the expectation that it may construct a branch on that property. We believe Greenville Federal may draw to that branch customers who currently bank in Dayton. Although Greenville Federal has no further plans for additional branches, management will continue to consider strategic opportunities to expand our branch network within and outside of Darke County.

•	Cross-selling products and services. Management has begun the process of educating all of Greenville Federal’s employees on how to make customers better aware of the various products and services Greenville Federal offers that may serve customers’ needs.

•	Increasing our loan portfolio. From July 1, 2001, until June 2003, Greenville Federal sold a substantial portion of its fixed-rate loan portfolio in an attempt to manage its interest rate risk. Greenville Federal expected interest rates to rise faster than they have. Greenville Federal’s earnings suffered as Greenville Federal was unable to re-invest the proceeds from the sales in better-yielding investments. Greenville Federal has begun maintaining more loans in its portfolio and will continue to do so, while still carefully monitoring interest rate risk. Greenville Federal may also consider participating in loans originated by other banks in its market area or to a limited extent in other areas, and Greenville Federal will search for employees who will help increase loan originations.
     Greenville Federal has a long tradition and reputation of providing people and businesses in its market area with personalized and quality service. Greenville Federal intends to maintain its community orientation, which we believe attracts customers who prefer a smaller, community financial institution to larger regional banks. Greenville Federal’s strategy in the near future will be to provide more products and services to existing customers and to become better known and more accessible within our market area.
Comparison of financial condition at June 30, 2005, and June 30, 2004
     At June 30, 2005, Greenville Federal had total assets of $126.0 million, a decrease of $274,000, or 0.2%, compared to the $126.3 million total at June 30, 2004. The decrease in total assets was comprised primarily of a decrease in investment securities and cash and cash equivalents, which were partially offset by an increase in loans receivable.

     Cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in other financial institutions, totaled $3.7 million at June 30, 2005, a decrease of $4.2 million, or 53.0%, from June 30, 2004. Investment securities totaled $33.8 million at June 30, 2005, a decrease of $636,000, or 1.8%, from the $34.4 million total at June 30, 2004. During the year ended June 30, 2005, investment securities purchases consisted of $2.5 million of U.S. Government agency obligations, which were offset by maturities, calls and repayments totaling $3.0 million.
     Mortgage-backed securities totaled $1.7 million at June 30, 2005, a decrease of $854,000, or 33.0%, from the $2.6 million total at June 30, 2004. This decrease was comprised entirely of principal repayments.
     Loans receivable totaled $78.2 million at June 30, 2005, an increase of $5.6 million, or 7.7%, over June 30, 2004. The increase resulted primarily from loan disbursements of $25.2 million, which were partially offset by principal repayments of $19.4 million. At June 30, 2005, the loan portfolio, before net items, was comprised of $70.3 million of residential real estate loans, 94.5% of which were loans secured by one- to four-family residential real estate, $3.8 million of loans secured by nonresidential real estate, $3.1 million of commercial loans and $2.5 million in consumer loans. After a time of selling its fixed-rate mortgage loans in order to manage interest rate risk, Greenville Federal stopped selling loans in June 2003, resulting in the increase in the loan portfolio. During fiscal 2005, Greenville Federal increased its portfolio of nonresidential real estate loans by $1.4 million, or 61.2%, and its portfolio of commercial loans by $1.5 million, or 95.6%. Management has elected to increase nonresidential and commercial lending as a means to diversify the portfolio and to obtain an increase in yield. While these loan types generally entail a greater degree of risk than one- to four-family residential loans, management believes such loans have been conservatively underwritten. The majority of these loans have been made to existing customers. Management intends to pursue a moderate rate of growth in the nonresidential and commercial loan portfolios, but is committed to retaining its historical focus on one- to four-family residential lending.
     At June 30, 2005, the allowance for loan losses totaled $590,000, or 0.74% of total loans, compared to $456,000, or 0.61% of total loans, at June 30, 2004. Nonperforming loans totaled $311,000 at June 30, 2005, compared to $800,000 at June 30, 2004. At June 30, 2005, non-performing loans were comprised of $307,000 of one- to four-family loans and $4,000 of consumer loans. The nonperforming loans at June 30, 2004, included unrelated loans to two deceased individuals whose affairs took time to resolve. Those two loans and a third for $134,000 have been paid off or resolved in full through foreclosure. The allowance for loan losses totaled 189.7% and 57.0% of nonperforming loans at June 30, 2005 and 2004, respectively. In determining the allowance for loan losses at any point in time, management and the board of directors apply a systematic process focusing on the risk of loss in the portfolio. First, the loan portfolio is segregated by loan types to be evaluated collectively and loan types to be evaluated individually. Delinquent multifamily and nonresidential loans are evaluated individually for potential impairment. Second, the allowance for loan losses is evaluated using Greenville Federal’s historic loss experience, adjusted for changes in economic trends in Greenville Federal’s lending area, by applying these adjusted loss percentages to the loan types to be evaluated collectively in the portfolio.
     Greenville Federal’s analysis of the allowance for loan losses as of and for the year ended June 30, 2005, included recognition of the increasing level of foreclosure actions filed in Greenville Federal’s lending area over the past two years. Specifically, foreclosure actions filed in Darke County totaled 160 and 133 in the calendar years ending December 31, 2004 and 2003, respectively, and 134 through June 2005. To the best of management’s knowledge, all known and inherent losses that are probable and that can be reasonably estimated have been recorded at June 30, 2005. Although management believes that its allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations.
     Deposits totaled $78.9 million at June 30, 2005, a decrease of $5.1 million, or 6.0%, from the $84.0 million total at June 30, 2004. The decrease resulted primarily from the withdrawal of maturing certificates of deposit during the period. Although management generally strives to maintain a moderate rate of growth in deposits, primarily through consistent marketing and pricing strategies, Greenville Federal historically has not engaged in short-term, promotional increases in interest rates on deposits, nor has it generally offered the highest interest rate on deposit products in its market area. During a period of low interest rates on loans, it has been difficult for many financial institutions to attract deposits at interest rates low enough to maintain an acceptable interest rate spread. Greenville Federal intends to search for creative ways to attract deposits without paying excessive interest rates. Advances from the Federal Home Loan Bank amounted to $32.2 million at June 30, 2005, an increase of $4.9 million, or 17.9%, over June 30, 2004. The increase in advances was used primarily to fund deposit withdrawals and the growth in loans during the period.
     Retained earnings totaled $13.7 million at June 30, 2005, a decrease of $14,000, or 0.1%, from June 30, 2004. The decrease resulted from an $85,000 increase in unrealized losses on securities designated as available for sale, partially offset by net earnings of $71,000.
     Greenville Federal is required to maintain minimum regulatory capital pursuant to federal regulations. In May 2005, management was notified by the Office of Thrift Supervision that Greenville Federal was categorized as well capitalized under regulatory guidelines. At June 30, 2005, Greenville Federal’s regulatory capital substantially exceeded all minimum regulatory capital requirements.
Comparison of results of operations for the fiscal years ended June 30, 2005, and June 30, 2004
     General. Greenville Federal recorded net earnings of $71,000 for the fiscal year ended June 30, 2005, compared to a net loss of $81,000 recorded for the fiscal year ended June 30, 2004. The improvement in net earnings was primarily attributable to an increase in net interest income of $489,000 and an increase of $433,000 in other income, which were partially offset by a $187,000 increase in the provision for losses on loans, a $502,000 increase in general, administrative and other expense and a decrease of $81,000 in federal income tax credits.
     Interest income. Total interest income for the fiscal year ended June 30, 2005, amounted to $6.2 million, an increase of $115,000, or 1.9%, compared to the fiscal year ended June 30, 2004. The increase in interest income primarily reflects the effect of an increase in the average yield, partially offset by a decrease in average interest-earning assets outstanding year to year.
     Interest income on loans increased by $259,000, or 5.5%, for the fiscal year ended June 30, 2005, compared to fiscal 2004, due primarily to a $7.3 million, or 10.8%, increase in the average balance outstanding, which was partially offset by a decrease in the average yield on loans, to 6.61% for fiscal 2005 from 6.94% for fiscal 2004. Interest income on mortgage-backed securities decreased by $9,000, or 9.4%, during the fiscal year ended June 30, 2005, due primarily to a $111,000 decrease in the average balance outstanding and a decrease in the average yield from 4.29% in fiscal 2004 to 4.09% in fiscal 2005. Interest income on investment securities decreased by $91,000, or 7.9%, during the fiscal year ended June 30, 2005, due primarily to an $8.3 million, or 19.6%, decrease in the average balance outstanding, offset by an increase in the average yield from 2.70% in fiscal 2004 to 3.09% in fiscal 2005.

Interest income on other interest-earning assets decreased by $44,000, or 25.9%, during the fiscal year ended June 30, 2005. The decrease was due primarily to a decrease of $5.1 million, or 55.5%, in the average balance outstanding from fiscal 2004, partially offset by an increase in the average yield from 1.84% to 3.06%.
     Interest expense. Interest expense totaled $3.0 million for the fiscal year ended June 30, 2005, a decrease of $374,000, or 11.2%, from interest expense of $3.4 million for fiscal 2004. The decrease resulted from a decrease in the average cost of funds, to 2.81% for fiscal 2005 compared to 3.00% for fiscal 2004, and a $5.6 million, or 5.1%, decrease in the average balance of deposits and borrowings outstanding for the fiscal year ended June 30, 2005. Interest expense on deposits totaled $1.6 million for the fiscal year ended June 30, 2005, a decrease of $284,000, or 15.3%, from fiscal 2004. This decrease was a result of a decrease in the average cost of deposits to 2.02% for fiscal 2005 from 2.25% for fiscal 2004, and a decrease in the average balance of deposits outstanding of $4.8 million, or 5.8%, for fiscal 2005. Interest expense on borrowings totaled $1.4 million for the fiscal year ended June 30, 2005, a decrease of $90,000, or 6.0%, from fiscal 2004. The decrease was due to a decline in the average cost of borrowings from 5.13% to 4.97% and an $864,000, or 3.0%, decrease in the average balance outstanding year to year.
     Net interest income. As a result of the foregoing changes in interest income and interest expense, net interest income increased by $489,000, or 17.6%, during the fiscal year ended June 30, 2005, compared to fiscal 2004. The average interest rate spread increased to 2.59% for the fiscal year ended June 30, 2005, from 2.03% for fiscal 2004. The net interest margin increased to 2.82% for the fiscal year ended June 30, 2005, from 2.28% for fiscal 2004.
     Provision for losses on loans. A provision for losses on loans is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by Greenville Federal, the status of past due principal and interest payments and management’s assessment of economic factors in Greenville Federal’s lending area that may affect the collectibility of Greenville Federal’s loan portfolio. Based upon an analysis of these factors, management recorded a provision for losses on loans totaling $216,000 for the fiscal year ended June 30, 2005, an increase of $187,000 compared to fiscal 2004. The provision recorded during the fiscal year ended June 30, 2005, generally reflects management’s perception of the risk prevalent in the economy integrated with the overall increase in the level of the loan portfolio and the level of charge-offs recorded in fiscal 2005. Specifically, Greenville Federal has experienced increased foreclosures on single-family homes during the last three years. From 1985 until June 30, 2005, Greenville Federal has foreclosed on a total of 45 properties, 15 of them just in the last three years. This foreclosure experience reflects that of Darke County in general, which had 133 foreclosures in calendar 2003, 160 foreclosures in calendar 2004, and 134 foreclosures through June 2005. Greenville Federal is unable to attribute the increase in foreclosures in Darke County to any reason particular to its market area; the local increase in foreclosures appears to be part of a state-wide trend. Management believes all nonperforming loans are adequately collateralized; however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.
     Other income. Other income totaled $1.1 million for the fiscal year ended June 30, 2005, an increase of $433,000, or 65.7%, compared to other income of $659,000 recorded for the fiscal year ended June 30, 2004. The increase was primarily attributable to a gain of $329,000 on the redemption of the shares of Intrieve, Inc., Greenville Federal’s data processor, and a $60,000 loss on the sale of investment securities in fiscal 2004, which was not repeated in fiscal 2005. In addition, Greenville

Federal had a $17,000 increase in customer service charges in fiscal 2005, a $16,000 increase in gain on sale of real estate acquired through foreclosure, and a $52,000 increase in other operating income, partially offset by a $41,000 decrease in gain on sale of loans, as Greenville Federal determined not to sell any loans in fiscal 2005. During fiscal 2005, Intrieve was acquired by the John H. Harland Company, which required Greenville Federal to redeem its shares of Intrieve, resulting in the realized gain of $329,000. The increase in customer service charges was due primarily to an increase in non-sufficient fund fees on checking accounts and other miscellaneous income. The increase in other operating income was due primarily to a $12,000 increase in the cash surrender value of life insurance policies, a $9,000 increase in fees for debit cards and a $21,000 adjustment to the valuation allowance for mortgage servicing rights.
     General, administrative and other expense. General, administrative and other expense totaled $4.1 million for the fiscal year ended June 30, 2005, an increase of $502,000, or 13.9%, compared to fiscal 2004. The increase in general, administrative and other expense was due primarily to a one-time $312,000 expense to withdraw from a multi-employer defined benefit pension plan, and a $167,000, or 8.3%, increase in employee compensation and benefits, an increase in charitable contributions of $56,000, and an increase in data processing of $46,000, or 13.2%. Offsetting these increases in expenses were a decrease of $43,000, or 8.4%, in occupancy and equipment and a $21,000, or 19.1%, decrease in advertising expense. Greenville Federal’s board of directors elected to terminate its participation in the multi-employer defined benefit pension plan during the fiscal year ended June 30, 2005, and recorded a charge of approximately $312,000 to reflect the estimated costs accrued for the plan participants through the date of termination. Additionally, the increase in employee compensation and benefits was comprised primarily of normal merit increases and an increase in normal retirement fund contributions other than the one-time expense to withdraw from the plan. The increase in charitable contributions expenses reflects our pledge of $50,000 to the Greenville Public Library capital campaign, payable over a five-year term. The increase in data processing was due primarily to an increase in the customer base and increased usage of the ATM network and the internet banking service, as well as an increase in the rate structure from the data processor year to year. The decrease in occupancy and equipment expense was due primarily to a decrease in depreciation expense, as assets placed in service during our move to our current office were fully depreciated.
     Federal income taxes. Greenville Federal recorded a federal income tax credit provision of $32,000 for the fiscal year ended June 30, 2005, compared to the $113,000 credit provision recorded for fiscal 2004. The decrease resulted primarily from having pre-tax earnings of $39,000 in fiscal 2005 and a pre-tax loss of $194,000 in fiscal 2004. The nontaxable increases in the cash surrender value of life insurance policies also contributed to the credit tax provisions during both fiscal 2005 and fiscal 2004.

Average balance sheets
     The following table presents certain of Greenville Federal’s average balance sheet information and reflects the average yield on interest-earning assets and the average cost of customer deposits and Federal Home Loan Bank of Cincinnati advances for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from monthly balances, net of the allowance for losses on loans.

	Year ended
	June 30, 2005			June 30, 2004
		Interest			Interest
		income/	Yield/	Average	income/	Yield/
	Average balance	expense	rate	balance	expense	rate
	(Dollars in thousands)
Loans receivable	$75,323	$4,977	6.61%	$67,996	$4,718	6.94%
Mortgage-backed securities	2,126	87	4.09	2,237	96	4.29
Investment securities	34,134	1,055	3.09	42,460	1,146	2.70
Other interest- bearing deposits	4,116	126	3.06	9,246	170	1.84

Total interest- earning assets	115,699	6,245	5.40	121,939	6,130	5.03
Non-interest- earning assets	8,521			7,705

Total assets	$124,220			$129,644

Interest-bearing deposits:
Demand deposits	$5,404	32	0.59	$4,821	25	0.52
Savings deposits	24,741	179	0.72	26,043	193	0.74
Time deposits	47,653	1,361	2.86	51,713	1,638	3.17

Total interest- bearing deposits	77,798	1,572	2.02	82,577	1,856	2.25

Borrowings	28,290	1,405	4.97	29,154	1,495	5.13

Total interest- bearing liabilities	106,088	2,977	2.81	111,731	3,351	3.00

Non-interest- bearing demand deposits	3,429			3,055
Non-interest bearing liabilities	1,228			1,269

Total liabilities	110,745			116,055

Retained earnings	13,475			13,589

Total liabilities and retained earnings	$124,220			$129,644

Net interest income/ average yield		$3,268	2.59%		$2,779	2.03%

Net interest margin			2.82%			2.28%

Average interest- earning assets to average interest-bearing liabilities			109.06%			109.14%

Yields earned and rates paid
     The following table sets forth, for the years and at the date indicated, the weighted-average yields earned on Greenville Federal’s interest-earning assets, the weighted-average interest rates paid on interest-bearing liabilities, the interest rate spread and the net interest margin on interest-earning assets. Such yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.

	At June 30,	Year ended June 30,
	2005	2005	2004
Weighted-average yield on loan portfolio	6.46%	6.61%	6.94%
Weighted-average yield on mortgage-backed securities	4.35	4.09	4.29
Weighted-average yield on investment securities	3.29	3.09	2.70
Weighted-average yield on interest-bearing deposits	2.93	3.06	1.84
Weighted-average yield on all interest-earning assets	5.44	5.40	5.03

Weighted-average interest rate on deposits	2.00	2.02	2.25
Weighted-average interest rate on Federal Home Loan Bank advances	4.74	4.97	5.13
Weighted-average interest rate paid on all interest-bearing liabilities	2.82	2.81	3.00

Interest rate spread (spread between weighted-average interest rate on all interest-earning assets and all interest-bearing liabilities)	2.62	2.59	2.03
Net interest margin (net interest income as a percentage of average interest-earning assets)	—	2.82	2.28

     The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Greenville Federal’s interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30,
	2005 vs. 2004
	Increase	Increase	Total
	(decrease)	(decrease)	increase
	due to rate	due to volume	(decrease)
Interest income attributable to:
Loans receivable	$(233)	$492	$259
Mortgage-backed securities	(4)	(5)	(9)
Investment securities	152	(243)	(91)
Interest-earning deposits	79	(123)	(44)

Total interest income	(6)	121	115
Interest expense attributable to:
Interest bearing demand deposits	4	3	7
Savings deposits	(5)	(9)	(14)
Time deposits	(154)	(123)	(277)
Federal Home Loan Bank advances	(46)	(44)	(90)

Total interest expense	(201)	(173)	(374)

Increase in net interest income	$195	$294	$489

Asset and liability management
     Greenville Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Greenville Federal uses the net portfolio value (“NPV”) methodology adopted by the Office of Thrift Supervision.
     Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical change in market interest rates. Both increases and decreases in market interest rates are considered.
     Presented below, as of June 30, 2005, is an analysis of Greenville Federal’s interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in market interest rates.
     As illustrated in the table, Greenville Federal’s NPV is more sensitive to rising rates than declining rates. Differences in sensitivity occur principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. As a result, in a rising interest rate environment, the amount of interest Greenville Federal would receive on its loans would increase relatively slowly as loans are slowly repaid and new loans at higher rates are made. Moreover, the interest Greenville Federal would pay on deposits would increase because deposits generally have shorter periods to repricing. A possible flow of funds away from savings institutions into direct investments or other investment vehicles, such as mutual funds, which can occur for a number of reasons, may also affect its NPV. Assumptions used in calculating the amounts in this table are Office of Thrift Supervision assumptions.

	Net portfolio value (2)
Change in interest		Estimated increase (decrease) in		Net portfolio value as a percentage of
rates		NPV		present value of assets (3)
(basis points) (1)	Estimated NPV	Amount	Percent	NPV ratio (4)	Change in basis points
+300	$15,324	$(3,546)	(19)%	12.30%	(203) bp
+200	16,839	(2,031)	(11)	13.23	(110)
+100	18,170	(700)	(4)	14.01	(32)
0	18,870	—	—	14.33	—
-100	18,314	(556)	(3)	13.83	(50)
-200	17,304	(1,566)	(8)	13.04	(129)

(1)	One hundred basis points equals one percent. Assumes an instantaneous uniform change in interest rates at all maturities.

(2)	Net portfolio value represents the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest- bearing liabilities.

(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4)	NPV ratio represents the net portfolio value divided by the present value of assets.
     The change in its NPV that would have been caused by the respective interest rate shock was within the policy limits set by the board of directors. The board of directors considers the results of each quarterly analysis and factors the information into its decision in adjusting the pricing of loans and deposits in the future.
     As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.
     If interest rates continue to rise from the recent levels, Greenville Federal’s net interest income will be slightly positively affected, although those same rising interest rates may negatively affect Greenville Federal’s earnings due to diminished loan demand. In order to maintain Greenville Federal’s net interest margin, management is continually developing and modifying Greenville Federal’s strategies to stimulate the demand for quality loans and tailoring the types of loan products available that can be adjusted to match the current market conditions.
Liquidity and capital resources
     Greenville Federal’s liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the fiscal years ended June 30, 2005 and 2004.

	Year ended June 30,
	2005	2004
	(In thousands)
Net earnings (loss)	$71	$(81)
Adjustments to reconcile net earnings (loss) to net cash from operating activities	(345)	727

Net cash provided by (used in) operating activities	(274)	646
Net cash provided by (used in) investing activities	(3,765)	4,903
Net cash provided by (used in) financing activities	(147)	(10,040)

Net decrease in cash and cash equivalents	(4,186)	(4,491)
Cash and cash equivalents at beginning of year	7,902	12,393

Cash and cash equivalents at end of year	$3,716	$7,902

     Greenville Federal’s principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. Greenville Federal also borrows from the Federal Home Loan Bank of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions and competition. Greenville Federal maintains investments in liquid assets based upon management’s assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. Greenville Federal historically has not used derivative or hedging instruments, and management currently has no intention of using such instruments in the foreseeable future.
     Office of Thrift Supervision regulations require Greenville Federal to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in United States Treasury obligations, federal agency obligations and other investments having maturities of five years or less, in an amount sufficient to provide a source of relatively liquid funds upon which Greenville Federal may rely if necessary to fund deposit withdrawals or other short-term funding needs. At June 30, 2005, Greenville Federal’s regulatory liquidity ratio was 31.0% of average daily balances of net withdrawable deposit accounts and borrowings payable in one year or less. At such date, Greenville Federal had commitments to originate loans totaling $1.2 million and no commitments to purchase or sell loans. Greenville Federal considers its capital reserves sufficient to meet its outstanding short- and long-term needs. Adjustments to liquidity and capital reserves may be necessary, however, if loan demand increases more than expected or if deposits decrease substantially.

     The following table sets forth information regarding Greenville Federal’s obligations and commitments to make future payments under contract as of June 30, 2005.

	Payments due by period
	Less than	Within	Within	More than
	1 year	1-3 years	3-5 years	5 years	Total
	(In thousands)
Contractual obligations:
Advances from the Federal Home Loan Bank	$3,308	$9,254	$2,444	$17,237	$32,243
Certificate of deposit maturities	27,039	13,917	5,824	—	46,780

Amount of loan commitments and expiration per period:
Commitments to originate one-to-four-family loans	1,166	—	—	—	1,166
Home equity and commercial lines of credit	3,744	—	—	—	3,744
Undisbursed loans in process	592	—	—	—	592
Lease obligations	47	48	—	—	95
Charitable contributions pledged	10	20	10	—	40

Total contractual obligations	$35,906	$23,239	$8,278	$17,237	$84,660

     Greenville Federal monitors its liquidity position on a daily basis. Management anticipates that Greenville Federal will have sufficient funds to meet its current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.
     Although we are committed to maintaining a strong liquidity position, we believe that Greenville Federal’s liquidity is excessive and will become even more so following the offering. As discussed in detail under “Business strategy,” Greenville Federal intends to implement a strategy to better invest its liquid funds by expanding its branch network, cross-selling products and services, maintaining in its portfolio more of the loans it originates, considering participation in loans originated by others, and searching for employees who will help increase loan originations.
     Greenville Federal is required by applicable law to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Greenville Federal exceeded all of its capital requirements at June 30, 2005.
     The following tables summarize Greenville Federal’s regulatory capital requirements and actual capital at June 30, 2005:

	June 30, 2005
					Excess of actual
					capital over current
	Actual capital		Current requirement		requirement		Applicable
	Amount	Percent	Amount	Percent	Amount	Percent	asset total
			(Dollars in thousands)
Tangible capital	$13,845	10.9%	$1,899	1.5%	$11,946	9.4%	$126,627
Core capital	13,845	10.9	5,065	4.0	8,780	6.9	126,627
Risk-based capital	14,387	21.6	5,327	8.0	9,060	13.6	66,583

Impact of Inflation and Changing Prices
     The consolidated financial statements and notes included herein have been prepared in accordance with U.S. GAAP. U.S. GAAP requires us to measure financial position and operating results in terms of historical dollars, and changes in the relative value of money due to inflation or recession are generally not considered.
     In management’s opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as on changes in monetary and fiscal policies.
BUSINESS OF GREENVILLE FEDERAL
General
     Greenville Federal is principally engaged in the business of accepting deposits from the general public in the area surrounding its offices and using those deposits, as well as funds generated from operations and investments and borrowed funds, to make loans. The loans Greenville Federal makes are secured primarily by one- to four-family residences, multifamily residences and nonresidential real estate, although it also makes a variety of consumer and commercial loans. Its income is derived principally from interest on loans and securities and also from service charges and gains on the sale of loans and securities.
Market area
     Greenville Federal conducts business from the main office and from a branch office inside a Kroger grocery store, both of which are located in Greenville, Darke County, Ohio. Although Greenville Federal’s primary market area is Darke County, it also attracts deposits from, and makes loans in, the adjacent Ohio counties of Preble, Auglaize, Miami, Shelby and Mercer, and the Indiana counties of Randolph and Wayne. Greenville Federal also operates six automated teller machines, two of which are located at Greenville Federal offices and the other four of which are located in various other businesses in Greenville, Ansonia, Gettysburg and Troy.
     Greenville Federal’s primary market area has a diversified employment base and a higher level of manufacturing employment than the State of Ohio and the country in general. The major employers include consumer products manufacturers and retailers, health care providers and transportation and distribution companies, as well as governmental entities. The top ten employers in Darke County are Whirlpool Corporation, Midmark Corporation (manufacturer of health care products), Greenville Technology, Inc., Wayne Hospital, Brethren Retirement Community, Honeywell (manufacturer of a wide range of products, including aerospace and technology for buildings), Neff Co. (custom lettering and graphic design), Beauty Systems Group (distributor of hair care and makeup products), Dick Lavy Trucking and Norcold (manufacturer of refrigerators and freezers for RVs, boats and trucks). Darke County is rural and is one of the top agricultural counties in Ohio.
     The unemployment rate in Darke County in January 2005 was 7.4%, compared to 7.2% for the State of Ohio and 6.2% for the United States. The population of Darke County remained relatively stable from 2000 to 2004, declining from approximately 53,300 to approximately 53,000. The median household income in Darke County increased from $39,815 in 2000 to $42,860 in 2004, or 1.9%, while the median household income in the State of Ohio increased at almost the same rate from $41,499 to $44,607 and median household income in the United States increased at a slightly higher rate, from $42,729 to $46,475.
Competition
     Greenville Federal competes for deposits with a number of national, regional and locally-based financial institutions, including banks, savings associations and credit unions, as well as the stock and bond markets, mutual funds and insurance companies. There are currently eight banks, three savings associations and two credit unions with offices in Darke County. Greenville Federal holds approximately 9.5% of the deposits in Darke County as of June 30, 2004, which ranks Greenville Federal third among the financial institutions in the county. With respect to loans, Greenville Federal competes not only with those financial institutions with which it competes for deposits but also with mortgage banking companies and consumer finance companies. Greenville Federal competes primarily through interest rates and fees charged and through the efficiency and quality of the services provided.
Lending activities
     General. Greenville Federal’s primary lending activity is the origination of conventional mortgage loans secured by one- to four-family homes located in our primary market area. Loans for the construction of one- to four-family homes and mortgage loans on multifamily properties containing five units or more and nonresidential properties are also offered. Greenville Federal does not currently offer loans insured by the Federal Housing Administration or guaranteed by the Veterans Administration, although Greenville Federal has some in its portfolio. In addition to mortgage lending, Greenville Federal makes consumer loans secured by deposits and automobiles and home improvement loans. Greenville Federal also makes a small amount of commercial loans.

     Loan portfolio composition. The following tables present certain information with respect to the composition of Greenville Federal’s loan portfolio at the dates indicated.

			At June 30,
	2005		2004
		Percent		Percent
	Amount	of total loans	Amount	of total loans
		(Dollars in thousands)
Residential real estate loans:
One- to four-family	$65,060	81.62%	$62,714	84.32%
Multifamily	3,872	4.86	3,244	4.36
Construction	1,336	1.68	1,939	2.61
Nonresidential real estate	3,818	4.79	2,369	3.19
Commercial	3,092	3.88	1,581	2.13
Consumer and other	2,524	3.17	2,524	3.39

Total loans	79,702	100.00%	74,371	100.00%

Less:
Unearned interest	11		10
Deferred loan origination fees, net	320		326
Allowance for loan losses	590		456
Undisbursed portion of loans in process	592		982

Loans receivable, net	$78,189		$72,597

     Loan maturity schedule. The following table sets forth certain information as of June 30, 2005, regarding the dollar amount of loans maturing in Greenville Federal’s portfolio based on their contractual terms to maturity. Demand loans and loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	Due during the year ending			Due 4-5	Due 6-10	Due 11-20	Due more than
	June 30,			years after	years after	years after	20 years after
	2006	2007	2008	6/30/05	6/30/05	6/30/05	6/30/05	Total
				(In thousands)
Fixed-rate loans
Residential real estate loans:
One- to four-family (first mortgage) (1)	$1,345	$1,429	$1,516	$3,317	$9,958	$16,845	$9,939	$44,349
Home equity (second mortgage)	210	227	243	543	1,761	—	—	2,984
Multifamily and nonresidential real estate loans	52	56	61	133	428	445	—	1,175

Total real estate loans	1,607	1,712	1,820	3,993	12,147	17,290	9,939	48,508

Commercial loans	355	380	408	907	86	—	—	2,136
Consumer and other loans	751	799	851	123	—	—	—	2,524

Total fixed-rate loans	2,713	2,891	3,079	5,023	12,233	17,290	9,939	53,168
Adjustable-rate loans
Residential real estate loans:
One- to four-family (first mortgage) (1)	270	288	305	672	2,101	6,805	5,312	15,753
Home equity (second mortgage)	213	228	246	550	1,782	291	—	3,310

Multifamily and nonresidential real estate loans	175	188	201	225	724	2,480	2,522	6,515

Total real estate loans	658	704	752	1,447	4,607	9,576	7,834	25,578

Commercial loans	956	—	—	—	—	—	—	956
Consumer and other loans	—	—	—	—	—	—	—	—

Total adjustable-rate loans	1,614	704	752	1,447	4,607	9,576	7,834	26,534

Total loans	$4,327	$3,595	$3,831	$6,470	$16,840	$26,866	$17,773	$79,702

(1)	Includes construction loans.
     One- to four-family residential real estate loans. The primary lending activity of Greenville Federal has been the origination of permanent conventional loans secured by one- to four-family residences, primarily single-family residences, located in Greenville Federal’s primary market area. Each of such loans is secured by a mortgage on the underlying real estate and improvements, if any. Loans secured by non-owner occupied properties are considered to carry greater risk of loss because the borrower typically depends upon income generated by the property to cover operating expenses and debt service, although such loans carry higher rates of interest. The profitability of a property can be affected by economic conditions, governmental policies and other factors beyond the control of the borrower.
     Greenville Federal makes fixed-rate first mortgage loans on single-family residences in amounts up to 97% of the value of the real estate and improvements (the “LTV”). Greenville Federal offers fixed-rate residential real estate loans for terms of up to 30 years. Greenville Federal requires private mortgage insurance for any loans with an LTV in excess of 80%. Greenville Federal also requires an escrow of insurance and taxes on loans with an LTV in excess of 80%, but on other loans, an escrow is optional.

     Greenville Federal also originates adjustable-rate mortgage loans (“ARMs”). ARMs are offered on single-family residences, two- to four-family properties and non-owner occupied one- to four-family properties with the same maximum LTV, terms and private mortgage insurance requirement as for fixed-rate residential real estate loans. The initial interest rate adjustment periods currently offered are one year, three years, five years and seven years, with annual adjustments after the initial fixed-rate period. The adjustments generally are tied to changes in the monthly average yield on the U.S. Treasury constant maturities index for the corresponding adjustment frequency. Greenville Federal also holds in its portfolio some loans with adjustment periods every three years or five years. For those loans with three- or five-year adjustment periods, the adjustments are limited to 2% per adjustment. In addition, Greenville Federal holds in its portfolio some loans with seven- and ten-year fixed-rate periods before first adjustment. For those loans with seven-year fixed-rate periods before first adjustment, the first adjustment is limited to 5%, and the annual adjustment thereafter is limited to 2%. Rate adjustments are computed by adding a stated margin, usually a minimum of 2.5%, to the index. The maximum allowable adjustment for one-year adjustment periods is usually 2%, with a maximum adjustment of 6% over the term of the loan.
     Greenville Federal also offers ARMs and fixed-rate loans secured by unimproved lots for the construction of single-family homes.
     ARMs are subject to increased risk of delinquency or default due to increasing monthly payments as the interest rates on such loans increase to the fully-indexed level, although such increase is considered in our underwriting of any such loans if the initial adjustment period is less than five years.
     Greenville Federal also originates residential home equity loans, lines of credit and second mortgage loans. Such loans have both fixed rates and adjustable rates, LTVs generally limited to 80%, and terms of up to 15 years. If Greenville Federal has the first mortgage on a property, it will lend up to 90% LTV.
     The aggregate amount of our one- to four-family residential real estate loans equaled approximately $65.1 million at June 30, 2005, and represented 81.6% of loans at such date. Of such amount, approximately 29.3% were ARMs. The largest individual loan balance on a one- to four-family loan at such date was $402,300. At such date, loans secured by one- to four-family residential real estate with outstanding balances of $307,000, or 0.47% of its one- to four-family residential real estate loan balance, were 90 days or more delinquent.
     Multifamily residential real estate loans. In addition to loans secured by one- to four-family residences, Greenville Federal makes loans secured by multifamily properties containing over four units. Such loans are made with fixed or adjustable interest rates, a maximum LTV of 80% and a maximum term of 30 years.
     Multifamily lending is generally considered to involve a higher degree of risk because the loan amounts are larger and the borrower typically depends upon income generated by the property to cover operating expenses and loan payments. The profitability of a property can be affected by economic conditions, government polices and other factors beyond the control of the borrower. Greenville Federal attempts to reduce the risk associated with multifamily lending by evaluating the credit-worthiness of the borrower and the projected income from the property and by obtaining personal guarantees on loans made to corporations and partnerships. Greenville Federal requires financial statements annually to enable Greenville Federal to monitor the loans.

     At June 30, 2005, loans secured by multifamily properties totaled approximately $3.9 million, or 4.9% of total loans, all of which were secured by property located within Greenville Federal’s primary market area, and all of which were performing in accordance with their terms. The largest such loan at June 30, 2005, had a balance of $1.05 million. At June 30, 2005, approximately $322,000, or 0.4% of total loans, were fixed-rate multifamily loans.
     Construction loans. Greenville Federal makes loans for the construction of residential and nonresidential real estate. Such loans are structured as permanent loans with fixed rates or adjustable rates of interest with a maximum LTV of 97% for single-family, owner-occupied homes, 90% for two-family homes and 80% for all other construction loans. Greenville Federal’s construction loans have been made to borrowers who intended to occupy the newly-constructed real estate or to developers who may or may not have had a purchaser for the property at the time the loan was made. Approximately 9.4% of the construction loan balance at June 30, 2005, was secured by property owned by developers. All construction loans are written as permanent loans but require the payment of interest only until the construction is completed. Construction is required to be completed within one year.
     Construction loans generally involve greater underwriting and default risks than do loans secured by mortgages on existing properties because such loans are more difficult to evaluate and monitor. Loan funds are advanced upon the security of the project under construction, which is more difficult to evaluate before the completion of construction. Moreover, because of the uncertainties inherent in estimating construction costs, it is relatively difficult to evaluate accurately the LTV and the total loan funds required to complete a project. In the event a default on a construction loans occurs and foreclosure follows, Greenville Federal must take control of the project and attempt either to arrange for completion of construction or dispose of the unfinished project. Greenville Federal attempts to reduce such risks on loans to developers by requiring personal guarantees and reviewing current personal financial statements and tax returns and other projects undertaken by the developers.
     At June 30, 2005, $1.3 million, or approximately 1.7% of Greenville Federal’s total loans, consisted of construction loans. All of Greenville Federal’s construction loans are secured by property located within our primary market area. At June 30, 2005, all of such loans were performing in accordance with their terms.
     Nonresidential real estate loans. Greenville Federal also makes loans secured by a wide variety of nonresidential real estate located in its market area, including churches, retail businesses, offices, a funeral home and farm land. Such loans generally are originated with terms of up to 30 years and may have fixed or adjustable rates. The maximum LTV for such loans is generally 80%.
     Nonresidential real estate lending is generally considered to involve a higher degree of risk than residential lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of income-producing properties. If the cash flow on the property is reduced, for example, as leases are not obtained or renewed, the borrower’s ability to repay may be impaired. Greenville Federal has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the management operating the property, the debt service ratio, and quality and characteristics of the income stream generated by the property and appraisals supporting the property’s valuation. Greenville Federal also requires personal guarantees on most of such loans, and Greenville Federal generally obtains tax returns and annual financial statements.

     At June 30, 2005, Greenville Federal had a total of $3.8 million invested in nonresidential real estate loans, $2.8 million of which were secured by property located within Darke County. Such loans comprised approximately 4.8% of Greenville Federal’s total loans at that date, and none of such loans was delinquent at that date.
     Federal regulations limit the amount of nonresidential mortgage loans an association may make to 400% of its tangible capital. At June 30, 2005, our nonresidential mortgage loans totaled 27.6% of our tangible capital.
     Consumer loans. Greenville Federal makes loans secured by deposits, automobiles and recreational vehicles. Greenville Federal also makes unsecured loans for a variety of consumer purposes. Most consumer loans have fixed rates of interest, although a small number have adjustable rates. Vehicle loans have maximum LTVs of as much as 100% and terms of up to six years, depending upon the age of the vehicle. Loans secured by deposits have maximum LTVs of 85% and terms of up to five years.
     Consumer loans may entail greater credit risk than do residential mortgage loans. The risk of default on consumer loans increases during periods of recession, high unemployment and other adverse economic conditions. Although Greenville Federal has not had significant delinquencies on consumer loans, no assurance can be provided that delinquencies will not increase.
     At June 30, 2005, Greenville Federal had approximately $2.5 million, or 3.2% of total loans, invested in consumer loans. Of such loans, $3,600 were more than 90 days delinquent or nonaccruing.
     Commercial loans. Greenville Federal does a small amount of commercial lending, securing loans to businesses with a variety of collateral, such as inventory, business equipment, vehicles and accounts receivable. Commercial loans are made at fixed rates with terms of up to five years. Greenville Federal also makes commercial loans with one-year terms with interest payments only until maturity.
     Commercial lending entails significant risks. The loans are subject to greater risk of default during periods of adverse economic conditions. Particularly with respect to loans secured by equipment, inventory, accounts receivable and other non-real estate assets, the collateral may not be sufficient to ensure full payment in the event of default. Greenville Federal tries to minimize such risks through prudent underwriting, which includes guidelines to determine the acceptability of the collateral to be pledged. An evaluation is made of the real estate, if any, accounts receivable, inventory and equipment securing the loan as to their value, marketability, strength of brand names, stability of conditions and environmental impact in order to mitigate or minimize the risk of loss. Loan advance amounts are established in accordance with the type of collateral asset. Credit guidelines have been established relative to debt service coverage, leveraging, established profitability, guarantor strength, liquidity and sales concentration. The guarantee of the principals will generally be required on all loans made to closely held business entities and affiliates. The credit information required includes fully completed financial statements, two years’ federal income tax returns, a current credit report and, generally, a business plan. Adequate insurance, appropriate regulatory disclosures and both a preliminary and final lawyer’s title opinion are required when real estate is involved.
     At June 30, 2005, Greenville Federal had total commercial loans in the amount of $3.1 million, or approximately 3.9% of total loans. At such date, no commercial loans were more than 90 days delinquent or nonaccruing. The total indebtedness of the largest single borrower within the commercial portfolio was $195,000 at June 30, 2005, and the borrowing was secured by a variety of collateral, including equipment and real estate.
     Loan solicitation and processing. Loan originations are developed from a number of sources, including continuing business with depositors, borrowers, realtors, real estate developers, referrals, periodic newspaper advertisements, solicitations by Greenville Federal staff and walk-in customers. Greenville Federal does not use third-party brokers or originators.
     Loan personnel take applications for permanent mortgage loans. Greenville Federal obtains a credit report concerning the credit-worthiness of the borrower. Greenville Federal generally complies with Freddie Mac standards, under which it limits the ratio of mortgage loan payments to the borrower’s income to 28% and the ratio of the borrower’s total debt payments to income to 36%. Greenville Federal may make some loans that exceed those ratios if the borrower has a strong credit report or a low LTV. An appraisal of the fair market value of the real estate on which we will be granted a mortgage to secure the loan is prepared by an outside appraiser. As part of the appraisal and prior to foreclosure on any delinquent loan, a visual inspection is performed to identify any obvious environmental concerns. If the visual inspection or the history of the property provides reason to believe an environmental problem might exist, we will conduct further investigations.
     For multifamily and nonresidential mortgage loans, a personal guarantee of the borrower’s obligation to repay the loan is usually required. Greenville Federal also obtains the borrower’s financial statement, tax returns and information with respect to prior projects completed by the borrower. For multifamily mortgage loans, Greenville Federal obtains schedules of rents and sometimes copies of lease agreements.
     Upon completion of the appraisal and the receipt of information on the borrower, the application for a loan is approved by the Loan Officer, the President, the Executive Committee or the Board, depending upon the type of the property or the amount of the loan. Any loan in excess of $125,000 for single-family owner-occupied homes or lower amounts for other loans must be approved by the Executive Committee. Loans for multifamily residences and nonresidential loans must be approved by the Executive Committee or the full Board of Directors. Loans of any type of $300,000 or more must be approved by the full Board of Directors.
     If a mortgage loan application is approved, Greenville Federal obtains an attorney’s opinion of title, but does not require title insurance. Borrowers are required to carry satisfactory fire and casualty insurance and flood insurance, if applicable, and to name Greenville Federal as an insured mortgagee.
     The procedure for approval of construction loans is the same as for permanent mortgage loans, except that an appraiser evaluates the building plans, construction specifications and estimates of construction costs. Greenville Federal also evaluates the feasibility of the proposed construction project and the experience and record of the builder.
     Consumer loans are underwritten on the basis of the borrower’s credit history and an analysis of the borrower’s income and expenses, ability to repay the loan and the value of the collateral, if any.
     Our loans provide that the entire balance of the loan is due upon sale of the property securing the loan, and Greenville Federal generally enforces such due-on-sale provisions. Greenville Federal does not impose prepayment penalties on any loans.

     Loan purchases and sales. Greenville Federal has occasionally purchased some whole loans and some participations in loans originated by other financial institutions and have some in its portfolio, although it has not made any such purchases in at least the last ten years. Before July 2003, Greenville Federal actively originated and sold a substantial amount of its fixed-rate residential mortgage loans into the secondary market for interest rate risk management purposes, retaining the servicing on those loans. This led, however, to a decline in the loan portfolio and an increase in short-term liquidity. Since mid-2003, Greenville Federal has sold few loans, striving instead to build the loan portfolio to enhance income. At June 30, 2005, Greenville Federal retained the servicing on loans with an aggregate principal balance of $20.0 million.
     The following table presents Greenville Federal’s mortgage loan origination and purchase activity for the periods indicated:

	Year ended
	June 30,
	2005	2004
Loan originations:
One- to four-family residential	$15,716	$24,917
Multifamily residential	942	2,120
Nonresidential	801	667
Land	—	—
Commercial	3,715	2,011
Consumer	4,383	5,051

Total loans originated	25,557	34,766

Loans purchased	—	—

Total loans originated and purchased	25,557	34,766

Principal repayments	(19,430)	(27,233)

Loan originations, net	6,127	7,533
Loans sold	—	(1,514)
Transfers from loans to real estate acquired through foreclosure	(391)	(126)
Increase (decrease) due to other items, net (1)	(144)	93

Net increase in net loan portfolio	$5,592	$5,986

(1)	Consists of deferred fees, costs and the allowance for loan losses.
     Office of Thrift Supervision regulations generally limit the aggregate amount that a savings association may lend to any one borrower to an amount equal to 15% of the association’s total capital under the regulatory capital requirements plus any additional loan reserve not included in total capital. A savings association may lend to one borrower an additional amount not to exceed 10% of total capital plus additional reserves if the additional amount is fully secured by certain forms of “readily marketable collateral.” Real estate is not considered “readily marketable collateral.” In addition, the regulations require that loans to certain related or affiliated borrowers be aggregated for purposes of such limits. An exception to these limits permits loans to one borrower of up to $500,000 for any purpose.
     Based on such limits, Greenville Federal was able to lend approximately $2.2 million to one borrower at June 30, 2005. The largest amount Greenville Federal had outstanding to one borrower at that date was $2.0 million, consisting of several loans. Such loans were secured by one- to four-family and multifamily real estate and an automobile. All of such loans were current at June 30, 2005.
     Delinquent loans, nonperforming assets and classified assets. When a borrower fails to make a required payment on a loan, Greenville Federal attempts to cause the delinquency to be cured by contacting the borrower. In most cases, delinquencies are cured promptly.
     When a loan is 5 to 15 days delinquent, Greenville Federal sends a notice to the borrower, possibly accompanied by a phone call, and after 15 days’ delinquency, a second notice is sent. At 21 days, Greenville Federal generally telephones the borrower. When a loan has been delinquent 45 days, Greenville Federal sends a letter advising the borrower of the availability of credit counseling from a counseling agency. Between 45 and 60 days, one of Greenville Federal’s employees will attempt to visit the borrower at the borrower’s home. When a loan is delinquent 90 days, Greenville Federal will send a letter to the borrower declaring acceleration of payment and providing the borrower 30 days in which to make arrangements for payments. Under certain circumstances, Greenville Federal may arrange for an alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceedings is based on such factors as the amount of the outstanding loan in relation to the original indebtedness, the extent of the delinquency and the borrower’s ability and willingness to cooperate in curing delinquencies. Greenville Federal generally initiates foreclosure when a loan has been delinquent 120 days and no workout agreement has been reached.
     Real estate acquired by foreclosure proceedings is classified as real estate owned until it is sold. When property is so acquired, it is initially recorded at the lower of cost or fair value of the real estate, less estimated costs to sell. Any reduction in fair value is reflected in a valuation allowance account established by a charge to income. Costs incurred to carry the real estate are charged to expense. Greenville Federal has $81,000 in real estate owned at June 30, 2005.
     Greenville Federal has been experiencing increased foreclosures on single-family homes in the last three years, as has much of the industry. We believe that many of the foreclosures result from people fully mortgaging their homes through first and second mortgages and then incurring more credit card debt than they can afford. Greenville Federal attempts to minimize the effect of increasing foreclosures by requiring private mortgage insurance for any loan with an LTV in excess of 80%.
     Nonaccrual status is considered when a loan is more than 90 days delinquent, although placement on nonaccrual status may come earlier or later than 90 days.
     The following table reflects the amount of loans in a delinquent status as of the date indicated:

	At June 30,
	2005			2004
			Percent			Percent
	Number	Amount	of total loans	Number	Amount	of total loans
	(Dollars in thousands)
Loans delinquent for (1):
30 - 59 days	21	$1,187	1.49%	18	$646	0.87%
60 - 89 days	8	392	0.49	12	787	1.06
90 days and over	7	311	0.39	17	800	1.07

Total delinquent loans	36	$1,890	2.37%	47	$2,233	3.00%

(1)	The number of days a loan is delinquent is measured from the day the payment was due under the terms of the loan agreement.

     The following table sets forth information with respect to Greenville Federal’s loans 90 days or more past due and other nonperforming assets at the date indicated.

	At June 30,
	2005	2004
	(Dollars in thousands)
Accruing loans greater than 90 days delinquent:
Real estate:
Residential	$111	$352
Nonresidential	—	191
Consumer	—	—

Total accruing loans greater than 90 days delinquent	111	543

Nonaccrual loans:
Real estate:
Residential	196	252
Nonresidential	—	—
Consumer	4	5

Total nonaccrual loans	200	257

Total nonperforming loans	311	800

Real estate owned	81	66

Total nonperforming assets	$392	$866

Total nonperforming loans as a percentage of total loans	0.39%	1.08%
Total nonperforming assets as a percentage of total assets	0.31%	0.69%
Allowance for loan losses as a percentage of nonperforming loans	189.71%	57.00%
     The gross interest income that would have been recorded during fiscal 2005, on nonaccrual loans if they had been current in accordance with their terms and outstanding throughout the period is $9,422. The amount of interest actually recorded on such loans during those periods was $2,634.
     During the periods shown, Greenville Federal had no restructured loans within the meaning of SFAS No. 15, as amended by SFAS No. 114. There are no loans which are not currently classified as nonaccrual, more than 90 days past due or restructured but which may be so classified in the near future because management has concerns as to the ability of the borrowers to comply with repayment terms.
     Office of Thrift Supervision regulations require that each association classify its own assets on a regular basis. Problem assets are classified as “substandard,” “doubtful” or “loss.” “Substandard” assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. “Doubtful” assets have the same weaknesses as “substandard” assets, with the additional characteristics that (i) the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and (ii) there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that its continuance as an asset of the institution is not warranted. The regulations also contain a “special mention” category, consisting of assets which do not currently expose an institution to a sufficient degree of risk to warrant classification but which possess credit deficiencies or potential weaknesses deserving management’s close attention.

     Generally, Greenville Federal classifies as “substandard” all loans that are delinquent more than 90 days, unless management believes the delinquency status is short-term due to unusual circumstances. Loans delinquent fewer than 90 days may also be classified if the loans have the characteristics described above rendering classification appropriate. At June 30, 2005, all nonperforming loans were included within the classified assets totals.
     The aggregate amount of Greenville Federal’s classified assets at the dates indicated were as follows:

	At June 30,
	2005	2004
	(In thousands)
Classified assets:
Substandard	$809	$1,688
Doubtful	—	—
Loss	4	17

Total classified assets	$813	$1,705

     Federal examiners are authorized to classify an association’s assets. If an association does not agree with an examiner’s classification of an asset, it may appeal this determination to the Regional Director of the Office of Thrift Supervision. Greenville Federal had no disagreements with the examiners regarding the classification of assets at the time of the last examination.
     Office of Thrift Supervision regulations require that we establish prudent general allowances for losses on loans for any loan classified as substandard or doubtful. If an asset, or portion thereof, is classified as loss, the association must either establish specific allowances for losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount.
     Allowance for loan losses. Greenville Federal maintains an allowance for loan losses based upon a number of relevant factors, including, but not limited to, the nature of the portfolio, credit concentrations, an analysis of specific loans in the portfolio, known and inherent risks in the portfolio, the estimated value of the underlying collateral, the assessment of general trends in relevant real estate markets, and current and prospective economic conditions, including property values, employment and occupancy rates, interest rates and other conditions that may affect a borrower’s ability to comply with repayment terms.
     The single largest component of Greenville Federal’s loan portfolio consists of one- to four-family residential real estate loans. Substantially all of Greenville Federal’s loans are secured by residential real estate, and most have a down payment of 20% of the lower of the sales price or appraised value of the real estate. If a borrower provides a down payment of less than 20%, Greenville Federal requires the borrower to purchase private mortgage insurance. In addition, most of these loans, as well as Greenville Federal’s multifamily and nonresidential real estate loans, are secured by property in Greenville Federal’s lending area. These lending practices have contributed to a low historical charge-off history. Greenville Federal has not experienced substantial charge-offs on consumer loans in the recent past, although they have increased over the last three years. There can be no assurance that charge-offs on consumer loans will not continue to increase in the future.
     The allowance for loan losses is reviewed quarterly by the board of directors. While the directors believe that they use the best information available to determine the allowance for loan losses,

unforeseen market conditions could result in material adjustments, and net earnings could be significantly adversely affected, if circumstances differ substantially from the assumptions used in making the final determination.
     The following table sets forth an analysis of Greenville Federal’s allowance for loan losses for the periods indicated.

	Year ended June 30,
	2005	2004
	(Dollars in thousands)
Total gross loans outstanding	$79,702	$74,371
Average loans outstanding	$75,323	$67,996

Allowance for loan losses Balance at beginning of year	$456	$446

Charge-offs
Real estate:
Residential	(48)	—
Nonresidential	—	—
Consumer	(54)	(36)

Total charge-offs	(102)	(36)
Recoveries
Real estate:
Residential	6	—
Nonresidential	—	—
Consumer	14	17

Total recoveries	20	17

Net charge-offs	(82)	(19)

Provision for losses on loans	216	29

Balance at end of year	$590	$456

Ratio of allowance for loan losses as a percent of total loans outstanding	0.74%	0.61%

Ratio of net charge-offs to average loans outstanding during the period	0.11%	0.03%
     The following table sets forth the allocation of the allowance for loan losses by loan category at the dates indicated. This allocation is based on management’s assessment, as of a given point in time, of the risk characteristics of each of the component parts of the total loan portfolio, based primarily on Greenville Federal’s loss history, as adjusted for management’s assessment of current economic conditions in Greenville Federal’s lending area. The provision for losses on loans for the fiscal year ended June 30, 2005, was significantly impacted by management’s recognition of an increase in the level of foreclosures filed in Greenville Federal’s lending area of Darke County in calendar 2004 and the first half of 2005 from historic levels. This allocation is subject to changes as and when the risk factors of each such component part change. The allocation is neither indicative of the specific amounts or the loan categories in which future charge-offs may be taken nor is it an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

	At June 30, 2005
	Amount	Percent of total allowance	Percent of gross loans
One- to four-family real estate	$478	81.0%	83.3%
Multifamily real estate	28	4.7	4.8
Nonresidential real estate	28	4.7	4.8
Commercial	31	5.3	3.9
Consumer	25	4.3	3.2

	$590	100.0%	100.0%

	At June 30, 2004
	Amount	Percent of total allowance	Percent of gross loans
One- to four-family real estate	$382	83.8%	86.9%
Multifamily real estate	19	4.2	4.4
Nonresidential real estate	14	3.1	3.2
Commercial	16	3.5	2.1
Consumer	25	5.4	3.4

	$456	100.0%	100.0%

Mortgage-backed securities
     Greenville Federal maintains a small portfolio of mortgage-backed securities purchased between 1979 and 2004, which entitle Greenville Federal to receive a portion of the cash flows from an identified pool of mortgages. Mortgage-backed securities generally yield less than individual loans originated by us. In addition, a higher rate of prepayment of the underlying loans could have a material negative effect on the yield on the securities.
     Mortgage-backed securities present less credit risk than loans originated and held in Greenville Federal’s portfolio. These securities were issued by Freddie Mac, Fannie Mae or an issuer whose securities are guaranteed as to principal and interest by Ginnie Mae. Freddie Mac and Fannie Mae are shareholder-owned companies, and they guarantee the securities they issue. Ginnie Mae is a U.S. Government agency. Greenville Federal has purchased some adjustable-rate mortgage-backed securities as part of its effort to reduce interest rate risk. If interest rates rise in general, including the interest Greenville Federal pays on its liabilities, the interest rates on the loans backing the mortgage-backed securities will also adjust upward. At June 30, 2005, $1.7 million of Greenville Federal’s mortgage-backed securities had adjustable rates.
     The following table sets forth the carrying value and market value of Greenville Federal’s mortgage-backed securities at the dates indicated. All of such securities are designated as held to maturity.

	At June 30,
	2005		2004
	Carrying	Market	Carrying	Market
	value	value	value	value
Fannie Mae certificates	$1,181	$1,189	$1,646	$1,659
Ginnie Mae certificates	27	28	39	39
Freddie Mac certificates	529	538	906	924

Total mortgage- backed securities	$1,737	$1,755	$2,591	$2,622

     The following tables set forth information regarding scheduled maturities, amortized costs, market value and weighted-average yields of Greenville Federal’s mortgage-backed securities at June 30, 2005 and 2004. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayments penalties. The following table does not take into consideration the effects of scheduled repayments or the effects of possible prepayments.

	At June 30, 2005
									Total mortgage-backed
	One year or less		After one to five years		After five to ten years		After ten years		portfolio
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Market	Average
	Value	yield	value	yield	value	yield	value	yield	value	value	yield
					(Dollars in thousands)
Fannie Mae certificates	$—	—%	$—	—%	$—	—%	$1,181	4.28%	$1,181	$1,189	4.28%
Ginnie Mae certificates	—	—	5	9.00	—	—	22	4.13	27	28	5.03
Freddie Mac certificates	—	—	52	7.28	3	12.36	474	4.10	529	538	4.46

Total	$—	—%	$57	7.43%	$3	12.36%	$1,677	4.23%	$1,737	$1,755	4.35%

	At June 30, 2004
									Total mortgage-backed
	One year or less		After one to five years		After five to ten years		After ten years		portfolio
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Market	Average
	value	yield	value	yield	value	yield	Value	yield	value	Value	yield
					(Dollars in thousands)
Fannie Mae certificates	$—	—%	$—	—%	$—	—%	$1,646	4.34%	$1,646	$1,659	4.34%

Ginnie Mae certificates	—	—	7	9.00	—	—	32	4.63	39	39	5.42

Freddie Mac certificates	—	—	83	7.00	8	12.56	815	4.34	906	924	4.68

Total	$—	—%	$90	7.14%	$8	12.56%	$2,493	4.35%	$2,591	$2,622	4.48%

Investments
     Office of Thrift Supervision regulations require that Greenville Federal maintain a minimum amount of liquid assets, which may be invested in U.S. Treasury obligations, securities of various federal agencies, certificates of deposit at insured banks, bankers’ acceptances and federal funds. Greenville Federal is also permitted to make investments in certain commercial paper, corporate debt securities rated in one of the four highest rating categories by one or more nationally recognized statistical rating organizations, and mutual funds, as well as other investments permitted by federal regulations.

     The following table sets forth the composition of Greenville Federal’s investment securities at the dates indicated:

	At June 30,
	2005				2004
	Carrying	Percent	Market	Percent	Carrying	Percent	Market	Percent
	value	of total	value	of total	value	of total	value	of total
	(Dollars in thousands)
Held to maturity:
U.S. Government agency securities	$18,000	53.3%	$17,802	53.1%	$18,999	55.2%	$18,763	54.9%
Municipal obligations	50	0.1	50	0.1	—	—	—	—

Total securities held to maturity	18,050	53.4	17,852	53.2	18,999	55.2	18,763	54.9
Available for sale:
Asset management fund	15,717	46.6	15,717	46.8	15,404	44.8	15,404	45.1

Total investment securities	$33,767	100.0%	$33,569	100.0%	$34,403	100.0%	$34,167	100.0%

     The following table sets forth the contractual maturities, carrying values, market values and average yields for Greenville Federal’s investment securities held to maturity at June 30, 2005.

	At June 30, 2005
	One year or less		After one to five years		After five to ten years		After ten years		Total Portfolio
									Weighted			Weighted
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	average life	Carrying	Market	average
	value	Yield	value	yield	value	yield	value	yield	in years	value	value	yield
	(Dollars in thousands)
U.S. Government agency securities	$1,009	1.75%	$16,991	3.38%	$—	—%	$—	—%	2.51	$18,000	$17,802	3.29%

Municipal obligations	—	—	50	3.63%	—	—	—	—	4.80	50	50	3.63

	$1,009	1.75%	$17,041	3.38%	$—	—%	$—	—%	2.52	$18,050	$17,852	3.29%

Deposits and borrowings
     General. Deposits have traditionally been the primary source of Greenville Federal’s funds for use in lending and other investment activities. In addition to deposits, Greenville Federal derives funds from Federal Home Loan Bank of Cincinnati advances, interest payments and principal repayments on loans and mortgage-backed securities, service charges and gains on the sale of assets. Loan payments are a relatively stable source of funds, while deposit inflows and outflows fluctuate more in response to general interest rates and money market conditions.
     Deposits. Greenville Federal attracts deposits principally from within its primary market area through the offering of a broad selection of deposit instruments, including savings accounts, checking accounts, money market deposit accounts and certificates of deposit. At October 27, 2005, deposits from outside the State of Ohio represented approximately 4% of the total deposits of Greenville Federal. Greenville Federal offers individual retirement accounts (“IRAs”) and had $7.3 million in IRA accounts at June 30, 2005. Interest rates paid, maturity terms, service fees and withdrawal penalties for the various types of accounts are established periodically by management based on Greenville Federal’s liquidity requirements, growth goals and interest rates paid by competitors. Greenville Federal does not use brokers to attract deposits, and it has no plans to use them in the future.
     At June 30, 2005, Greenville Federal’s certificates of deposit totaled $46.8 million, or 59.3% of total deposits. Of such amount, approximately $27.0 million mature within one year. Based on past experience and our prevailing pricing strategies, management believes that a substantial percentage of such certificates will renew with Greenville Federal at maturity.

     The following table sets forth the dollar amount of deposits in the various types of savings programs Greenville Federal offers at the dates indicated.

	At June 30,
	2005		2004
		Percent		Percent
		of total		of total
	Amount	deposits	Amount	deposits
	(Dollars in thousands)
Transaction accounts:
Non-interest-bearing accounts	$3,553	4.5%	$3,128	3.7%
NOW accounts (1)	5,172	6.6	4,724	5.7
Money market accounts (2)	958	1.2	697	0.8
Savings accounts (3)	22,435	28.4	25,289	30.1

Total transaction accounts	32,118	40.7	33,838	40.3

Certificates of deposit:
0.76% - 2.00%	15,583	19.8	22,077	26.3
2.01% - 3.00%	11,152	14.1	8,207	9.8
3.01% - 4.00%	13,640	17.3	7,074	8.4
4.01% - 5.00%	4,293	5.4	4,967	5.9
Greater than 5.00%	2,112	2.7	7,794	9.3

Total certificates of deposit	46,780	59.3	50,119	59.7

Total deposits (4)	$78,898	100.0%	$83,957	100.0%

(1)	Greenville Federal’s weighted-average interest rate paid on NOW accounts fluctuates with the general movement of interest rates. At June 30, 2005 and 2004, the weighted-average rates on NOW accounts were 0.56% and 0.53%, respectively.

(2)	Greenville Federal’s weighted-average interest rate paid on money market accounts fluctuates with the general movement of interest rates. At June 30, 2005 and 2004, the weighted-average rates on money market accounts were 0.60%, and 0.60%, respectively.

(3)	Greenville Federal’s weighted-average rate on savings accounts fluctuates with the general movement of interest rates. The weighted-average interest rate on savings accounts was 0.73%, and 0.74%, at June 30, 2005 and 2004, respectively.

(4)	IRAs are included in the various certificates of deposit balances. IRAs totaled $7.3 million and $8.4 million as of June 30, 2005 and 2004, respectively.

     The following table shows rate and maturity information for Greenville Federal’s certificates of deposit as of June 30, 2005.

	Amount Due
		Over	Over
	Up to	1 year to	2 years to	Over
Rate	one year	2 years	3 years	3 years	Total
	(In thousands)
1.01% - 2.00%	$14,779	$804	$—	$—	$15,583
2.01% - 3.00%	5,156	4,058	1,380	558	11,152
3.01% - 4.00%	5,129	669	2,576	5,266	13,640
4.01% - 5.00%	279	3,230	784	—	4,293
5.01% and greater	1,696	416	—	—	2,112

	$27,039	$9,177	$4,740	$5,824	$46,780

     The following table presents the amount of Greenville Federal’s certificates of deposit of $100,000 or more by the time remaining until maturity as of June 30, 2005 and 2004.

	June 30, 2005		June 30, 2004
	Amount	Average interest rate	Amount	Average interest rate
	(Dollars in thousands)
3 months or less	$3,606	2.55%	$2,406	1.83%
Over 3 to 6 months	2,335	1.97	1,190	1.54
Over 6 to 12 months	1,036	4.43	1,642	5.16
Over 12 months	1,894	4.02	1,808	4.57

Total time deposits $100,000 or greater	$8,871	3.72%	$7,046	3.63%

     The following table sets forth Greenville Federal’s deposit account balance activity for the years indicated.

	Year ended
	June 30,
	2005	2004
	(Dollars in thousands)
Beginning balance	$83,957	$89,870

Deposits	144,755	138,258
Withdrawals	(151,171)	(145,817)

Net decrease before interest credited	(6,416)	(7,559)
Interest credited	1,357	1,646

Ending balance	$78,898	$83,957

Net decrease	$(5,059)	$(5,913)

Percent decrease	(6.0)%	(6.6)%

     Borrowings. The Federal Home Loan Bank System functions as a central reserve bank providing credit for its member institutions and certain other financial institutions. As a member in good standing of the Federal Home Loan Bank of Cincinnati, Greenville Federal is authorized to apply for advances from the Federal Home Loan Bank of Cincinnati, provided certain standards of credit-worthiness have been met. Under current regulations, an association must meet certain qualifications to be eligible for advances. The extent to which an association is eligible for such advances will depend upon whether it meets the “Qualified Thrift Lender Test” (the “QTL Test”). If an association does not meet the QTL Test, it will be eligible for such advances only to the extent it holds specified QTL Test assets. At June 30, 2005, Greenville Federal was in compliance with the QTL Test.
     Greenville Federal obtained advances from the Federal Home Loan Bank of Cincinnati as set forth in the following table:

	At or for the
	year ended
	June 30,
	2005	2004
	(Dollars in thousands)
Average balance outstanding	$28,290	$29,154
Maximum amount outstanding at any month end during the year	32,789	31,650
Balance outstanding at end of year	32,243	27,347
Weighted-average interest rate during the year	4.97%	5.13%
Weighted-average interest rate at end of year	4.74%	5.15%
Subsidiaries
     The only subsidiary of Greenville Federal is Greenville Financial Service Corporation. The only business of this subsidiary has been holding stock in Intrieve, Incorporated, our data processor. In April 2005, Intrieve was acquired, entitling Greenville Financial Service Corporation to payment for its Intrieve stock. Upon payment of intercompany expenses and a dividend of the cash held by Greenville Financial Service Corporation to Greenville Federal, including the Intrieve stock proceeds, we expect to dissolve Greenville Financial Service Corporation.

Properties
     The following table sets forth certain information at June 30, 2005, regarding the properties on which the main office and the branch office of Greenville Federal is located, as well as real property acquired for a possible future branch office.

		Date acquired
Location	Owned or leased	or leased	Book value	Deposits
			(Dollars in thousands)
Main Office:
690 Wagner Avenue Greenville, Ohio	Owned	4/11/95	$1,728	$76,068

Branch:
Kroger Store 200 Lease Avenue	Leased (1)	8/11/00	$17	$2,830

Vacant Land:
State Rt. Alt. 49N Arcanum, Ohio	Owned	6/18/04	$162

(1)	Greenville Federal exercised its option to extend the lease for an additional two years past its expiration of October 26, 2005. The rental fee commencing October 27, 2005, is $4,000 per month.
Personnel
     As of June 30, 2005, Greenville Federal had 36 full-time and 4 part-time employees. We believe that relations with the employees are good. The employees are not represented by a collective bargaining unit.
Legal proceedings
     Neither we nor Greenville Federal is currently involved in any legal proceedings of a material nature. From time to time, Greenville Federal is a party to legal proceedings incidental to the conduct of its business to enforce its security interest in collateral pledged to secure loans we have made.

SUPERVISION AND REGULATION
     Set forth below is a brief description of certain laws and regulations applicable to Greenville Federal Financial Corporation and Greenville Federal. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.
     Legislation is introduced from time to time in the United States Congress that may affect the operations of Greenville Federal Financial Corporation and Greenville Federal. In addition, the regulations governing Greenville Federal Financial Corporation and Greenville Federal may be amended from time to time by the Office of Thrift Supervision. Any such legislation or regulatory changes in the future could adversely affect Greenville Federal Financial Corporation or Greenville Federal. No assurance can be given as to whether or in what form any such changes may occur.
General
     Greenville Federal, as a federally chartered savings institution, is subject to federal regulation and oversight by the Office of Thrift Supervision extending to all aspects of its operations. Greenville Federal also is subject to regulation and examination by the FDIC, which insures the deposits of Greenville Federal to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally chartered savings institutions are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting stockholders. This regulatory oversight will continue to apply to Greenville Federal following the reorganization.
     The Office of Thrift Supervision regularly examines Greenville Federal and prepares reports for the consideration of Greenville Federal’s board of directors on any deficiencies that it may find in Greenville Federal’s operations. The FDIC also has the authority to examine Greenville Federal in its role as the administrator of the Savings Association Insurance Fund. Greenville Federal’s relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of our mortgage documents. Any change in such regulations, whether by the FDIC, the Office of Thrift Supervision or Congress, could have a material adverse impact on Greenville Federal Financial Corporation and Greenville Federal and their operations.
Greenville Federal Financial Corporation
     Pursuant to regulations of the Office of Thrift Supervision and the terms of Greenville Federal Financial Corporation’s charter, the purpose and powers of Greenville Federal Financial Corporation are to pursue any or all of the lawful objectives of a thrift holding company and to exercise any of the powers accorded to a thrift holding company.

     If Greenville Federal fails the QTL test, Greenville Federal Financial Corporation must obtain the approval of the Office of Thrift Supervision prior to continuing after such failure, directly or through other subsidiaries, any business activity other than those approved for certain multiple thrift companies or their subsidiaries. In addition, within one year of such failure Greenville Federal Financial Corporation must register as, and will become subject to, the restrictions applicable to bank holding companies.
Greenville Federal
     The Office of Thrift Supervision has extensive authority over the operations of savings institutions. As part of this authority, Greenville Federal is required to file periodic reports with the Office of Thrift Supervision and is subject to periodic examinations by the Office of Thrift Supervision and the FDIC. When these examinations are conducted by the Office of Thrift Supervision and the FDIC, the examiners may require Greenville Federal to provide for higher general or specific loan loss reserves. All savings institutions are subject to a semi-annual assessment, based upon the savings institution’s total assets, to fund the operations of the Office of Thrift Supervision.
     The Office of Thrift Supervision also has extensive enforcement authority over all savings institutions and their holding companies, including Greenville Federal and Greenville Federal Financial Corporation. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision. Except under certain circumstances, public disclosure of final enforcement actions by the Office of Thrift Supervision is required.
     In addition, the investment, lending and branching authority of Greenville Federal is prescribed by federal laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal institutions in loans secured by nonresidential real property may not exceed 400% of total capital, except with approval of the Office of Thrift Supervision. Greenville Federal is in compliance with the noted restrictions. Federal savings institutions are generally authorized to branch nationwide. As part of this reorganization, we have filed a business plan with the Office of Thrift Supervision. Greenville Federal is required to provide quarterly variance reports and prior notice to the Office of Thrift Supervision for any business plan deviation. Greenville Federal is also required to obtain an independent audit on an annual basis.
     Greenville Federal’s general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At June 30, 2005, Greenville Federal’s lending limit under this restriction was $2.2 million. Greenville Federal is in compliance with the loans-to-one-borrower limitation.
     Generally, Office of Thrift Supervision regulations limit consumer lending to 35% of total assets. Greenville Federal intends to comply with these lending limitations and does not expect this compliance to have a material adverse effect on its operations or earnings.

     The Office of Thrift Supervision, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan.
Insurance of accounts and regulation by the FDIC
     Greenville Federal is a member of the Savings Association Insurance Fund, which is administered by the FDIC. Deposits are insured up to the applicable limits by the FDIC, and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the Savings Association Insurance Fund or the Bank Insurance Fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.
Regulatory capital requirements
     Federally insured savings institutions, such as Greenville Federal, are required to maintain a minimum level of regulatory capital. The Office of Thrift Supervision has established capital standards, including a tangible capital requirement, a leverage ratio or core capital requirement and a risk-based capital requirement applicable to such savings institutions. The Office of Thrift Supervision is also authorized to impose capital requirements in excess of these standards on a case-by-case basis.
     The capital regulations require tangible capital of at least 1.5% of adjusted total assets. In general, tangible capital consists of core capital less intangible assets. Core capital is comprised primarily of retained earnings. At June 30, 2005, Greenville Federal had tangible capital of $13.8 million, or 10.9% of adjusted total assets, which is approximately $11.9 million above the minimum requirement of 1.5% of adjusted total assets.
     The capital standards also require core capital equal to at least 3.0% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets. As a result of the prompt corrective action provisions discussed below, however, a savings institution must maintain a core capital ratio of at least 4.0% to be considered adequately capitalized, unless its supervisory condition is such as to allow it to maintain a 3.0% ratio.
     At June 30, 2005, Greenville Federal had core capital equal to $13.8 million, or 10.9% of adjusted total assets, which is $8.8 million above the 4.0% requirement.
     The Office of Thrift Supervision also requires savings institutions to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital, up to a maximum of 100% of core capital, subject to certain deductions. Supplementary capital includes general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. The Office of Thrift Supervision is also authorized to require a savings institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities.
     In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset.
     On June 30, 2005, Greenville Federal had total risk-based capital of $14.4 million and risk-weighted assets of $66.6 million, or total capital of 21.6% of risk-weighted assets. This amount was $9.1 million above the 8.0% requirement.
     The Office of Thrift Supervision and the FDIC are authorized and, under certain circumstances, required to take certain actions against savings institutions that fail to meet their capital requirements. Any such institution must submit a capital restoration plan and, until such plan is approved by the Office of Thrift Supervision, may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The Office of Thrift Supervision is authorized to impose additional restrictions.
     Any savings institution that fails to comply with its capital plan or is considered “significantly undercapitalized” must be made subject to one or more additional specified actions and operating restrictions which may cover all aspects of its operations and may include a forced merger or acquisition of the institution. An institution that becomes “critically undercapitalized” is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized institutions. In addition, the Office of Thrift Supervision must appoint a receiver, or conservator with the concurrence of the FDIC, for a savings institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. The Office of Thrift Supervision may take other action as it determines, with the concurrence of the FDIC, would better achieve its objective.
     The Office of Thrift Supervision is also generally authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.
     The imposition by the Office of Thrift Supervision or the FDIC of any of these measures on Greenville Federal may have a substantial adverse effect on its operations and profitability. At June 30, 2005, Greenville Federal met the standards for the highest level, a “well-capitalized” institution.
Limitations on dividends and other capital distributions
     Office of Thrift Supervision regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.
     Generally, savings institutions that before and after the proposed distribution remain well-capitalized may make capital distributions during any calendar year equal to up to 100% of net income for the year-to-date plus retained net income for the two preceding years. However, an institution deemed to be in need of more than normal supervision by the Office of Thrift Supervision may have its dividend authority restricted by the Office of Thrift Supervision. Greenville Federal may pay dividends in accordance with this general authority.
     Savings institutions proposing to make any capital distribution need not submit written notice to the Office of Thrift Supervision prior to such distribution unless they are a subsidiary of a holding company or would not remain well-capitalized following the distribution. Upon completion of this offering, Greenville Federal will be a subsidiary of a holding company. Savings institutions that do not, or would not meet their current minimum capital requirements following a proposed capital distribution or propose to exceed these net income limitations must obtain Office of Thrift Supervision approval prior to making such distribution. The Office of Thrift Supervision may object to the distribution during a 30-day notice period based on safety and soundness concerns.
     If Greenville Federal Financial Corporation pays dividends to its stockholders, it also will be required to pay dividends to Greenville Federal MHC, unless Greenville Federal MHC elects to waive the receipt of dividends. We anticipate that Greenville Federal MHC will waive dividends paid by Greenville Federal Financial Corporation. Any decision to waive dividends will be subject to regulatory approval. Under Office of Thrift Supervision regulations, public stockholders would not be diluted for any dividends waived by Greenville Federal MHC in the event Greenville Federal MHC converts to stock form.
     Greenville Federal Financial Corporation will not be subject to Office of Thrift Supervision regulatory restrictions on the payment of dividends, but dividends from Greenville Federal Financial Corporation may depend, in part, upon receipt of dividends from Greenville Federal because Greenville Federal Financial Corporation initially will have no source of income other than dividends from Greenville Federal, interest paid on the employee stock ownership plan loan, and earnings from the investment of the net proceeds from the offering retained by Greenville Federal Financial Corporation. Office of Thrift Supervision regulations limit distributions from Greenville Federal to Greenville Federal Financial Corporation. In addition, Greenville Federal may not make a distribution that would constitute a return of capital during the first year after completion of the reorganization. No insured depositary institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized.
Liquidity
     All savings institutions, including Greenville Federal, are required to maintain sufficient liquidity to ensure a safe and sound operation.
Qualified thrift lender test
     All savings institutions, including Greenville Federal, are required to meet a qualified thrift lender test to avoid certain restrictions on their operations and remain eligible for Federal Home Loan Bank advances. This test requires a savings institution either (a) to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis, or (b) to maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Under either test, such assets primarily consist of residential housing related loans and investments. At June 30, 2005, Greenville Federal met the test at 89.5%, and has always met the test since its effectiveness.
Community Reinvestment Act
     Under the Community Reinvestment Act, every FDIC-insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with the examination of Greenville Federal, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Greenville Federal. An unsatisfactory rating may be used as the basis for the denial of an application by the Office of Thrift Supervision. Due to the heightened attention being given to the Community Reinvestment Act in the past few years, Greenville Federal may be required to devote additional funds for investment and lending in its local community. We received a “satisfactory” rating at the time of our most recent Community Reinvestment Act examination.
Transactions with affiliates
     Generally, transactions between a savings institution or its subsidiaries and its affiliates are required to be on terms as favorable to the institution as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the institution’s capital. Affiliates of Greenville Federal include Greenville Federal Financial Corporation and any company which is under common control with Greenville Federal. In addition, a savings institution may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. The Office of Thrift Supervision has the discretion to treat subsidiaries of savings institutions as affiliates on a case-by-case basis.
     Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the Office of Thrift Supervision. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must generally be made on terms substantially the same as for loans to unaffiliated individuals or as offered to all employees in a company-wide benefit program.
Federal Reserve System
     The Federal Reserve Board requires all depositary institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts, primarily checking, NOW and Super NOW checking accounts. At June 30, 2005, Greenville Federal was in compliance with these reserve requirements.

Federal Home Loan Bank System
     Greenville Federal is a member of the Federal Home Loan Bank of Cincinnati, which is one of 12 regional Federal Home Loan Banks, that administers the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans or advances to members in accordance with policies and procedures, established by the board of directors of the Federal Home Loan Bank, which are subject to the oversight of the Federal Housing Finance Board. All advances from the Federal Home Loan Bank are required to be fully secured by sufficient collateral as determined by the Federal Home Loan Bank. In addition, all long-term advances are required to provide funds for residential home financing.
     As a member, Greenville Federal is required to purchase and maintain stock in the Federal Home Loan Bank of Cincinnati. At June 30, 2005, Greenville Federal was in compliance with $1.8 million in Federal Home Loan Bank stock.
Patriot Act
     In response to the terrorist events of September 11, 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “Patriot Act”) was signed into law in October 2001. The Patriot Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. Title III of the Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions. Among other requirements, Title III and related OTS regulations impose the following requirements on OTS regulated financial institutions:
•	establishment of anti-money laundering programs;

•	establishment of a program specifying procedures for obtaining identifying information from customers seeking to open new accounts, including verifying the identity of customers within a reasonable period of time;

•	establishment of enhanced due diligence policies, procedures and controls designed to detect and report money laundering; and

•	prohibitions on correspondent accounts for foreign shell banks and compliance with record keeping obligations with respect to correspondent accounts of foreign banks.
     Bank regulators are directed to consider a holding company’s effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications. Greenville Federal has updated its policies and procedures to reflect the requirements of the Patriot Act, which had a minimal impact on business and customers.

Federal securities law
     The stock of Greenville Federal Financial Corporation is registered with the SEC under the Securities Exchange Act of 1934, as amended. Greenville Federal Financial Corporation will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Securities Exchange Act of 1934.
     Greenville Federal Financial Corporation stock held by persons who are affiliates of Greenville Federal Financial Corporation may not be resold without registration unless sold in accordance with certain resale restrictions. Affiliates are generally considered to be officers, directors and principal stockholders. If Greenville Federal Financial Corporation meets specified current public information requirements, each affiliate of Greenville Federal Financial Corporation will be able to sell in the public market, through a broker, without registration, a limited number of shares in any three-month period.
TAXATION
Federal income taxation
     General. Greenville Federal Financial Corporation and Greenville Federal will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion is intended only to summarize certain material federal income tax matters and is not a comprehensive description of the tax rules applicable to Greenville Federal Financial Corporation and Greenville Federal. For federal income tax purposes, Greenville Federal currently reports its income and expenses on the accrual method of accounting and uses a tax year ending June 30. After the reorganization, Greenville Federal MHC, Greenville Federal Financial Corporation, and Greenville Federal are expected to report their income separately, each using the accrual method of accounting and a tax year ending June 30.
     Bad debt reserves. In August of 1997, legislation was enacted that repealed the percentage of taxable income method of accounting for bad debts, which previously had been used by many savings institutions to calculate their bad debt reserve for federal income tax purposes. As a result, Greenville Federal was required to change from the percentage of taxable income method to the experience method to compute its bad debt deduction. In addition, Greenville Federal was required to recapture as taxable income approximately $340,000 of its bad debt reserve, which represented the post-1987 additions to the reserve. The recapture amount resulting from the change in Greenville Federal’s method of accounting for its bad debt reserves was taken into taxable income ratably (on a straight-line basis) over a six-year period that ended in 2004.
     Taxable distributions and recapture. Pre-1988 earnings that were appropriated to the bad debt reserve of Greenville Federal and claimed as a tax deduction are not available for the payment of cash dividends or for distributions (including distributions made on dissolution or liquidation), unless Greenville Federal includes the amount in income, along with the amount deemed necessary to pay the resulting federal income tax. Retained earnings at June 30, 2005, included approximately $1.8 million appropriated to the bad debt reserve of Greenville Federal for which federal income taxes have not been paid. This reserve (base year and supplement) is not recaptured at this time but may be recaptured in the future.
     Charitable contributions. A corporation’s deduction for charitable contributions is limited to ten percent of its taxable income without regard to deductions for charitable contributions, net operating loss carrybacks and capital loss carrybacks. Contributions that exceed the foregoing limitation can be carried over to the five succeeding taxable years.
     Tax treatment of distributions. In general, money or other property distributed by a corporation will constitute a dividend for federal income tax purposes provided the distribution is made out of: (i) the earnings and profits of the corporation for the taxable year in which the distribution is made, or (ii) the accumulated earnings and profits of the corporation. “Earnings and profits” in this context is similar in many respects but not identical to retained earnings or earned surplus for financial accounting purposes. The term has the meaning given to it by the Internal Revenue Code and the regulations thereunder. The portion of a distribution that constitutes a dividend for federal income tax purposes is included in the gross income of the stockholder. The portion of a distribution that does not constitute a dividend for federal income tax purposes is applied against and reduces the basis of the stock held by the stockholder. Any amount of such a distribution in excess of the basis of the stock is treated as gain from the sale or exchange of property.
     Corporate dividends-received deduction. Greenville Federal Financial Corporation may exclude from its income 100% of dividends received from Greenville Federal, a member of the same affiliated group of corporations. Following completion of the reorganization and stock issuance, Greenville Federal MHC will own less than 80% (but more than 50%) of the outstanding common stock of Greenville Federal Financial Corporation. As a result, Greenville Federal MHC will not be permitted to file a consolidated federal income tax return with Greenville Federal Financial Corporation and Greenville Federal. Nevertheless, a corporation is entitled to a special deduction for dividends received from a domestic corporation that is subject to income tax. This deduction is equal to 80% of dividends received from corporations with which a corporate recipient does not file a consolidated return, provided the recipient owns more than 20% of the stock of the corporation distributing the dividend. Thus, Greenville Federal MHC will be entitled to deduct 80% of dividends received from Greenville Federal Financial Corporation.
     Alternative minimum tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences (“alternative minimum taxable income”). The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount and the alternative minimum tax exceeds the regular income tax. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Greenville Federal has not been subject to the alternative minimum tax and has no such amounts available as credits for carryover.
     Net operating loss carryovers. A financial institution may carry net operating losses back to the preceding two taxable years and forward to the succeeding 20 taxable years. At June 30, 2005, Greenville Federal had no net operating loss carryforwards for federal income tax purposes.

     Greenville Federal’s federal income tax returns for the tax years ended June 30, 2004, 2003, and 2002, are open under the statute of limitations and are subject to review by the Internal Revenue Service. Greenville Federal’s tax returns have not been examined by the Internal Revenue Service in the last five years.
Ohio franchise and income taxation
     General. Greenville Federal will be treated as a “financial institution” for Ohio tax purposes. As such, it will be subject to the Ohio corporation franchise tax on financial institutions, which is currently imposed annually at a rate of 1.3% of a taxpayer’s book net worth determined in accordance with generally accepted accounting principles. As a financial institution, Greenville Federal will not be subject to any tax based upon net income or net profits imposed by the State of Ohio.
     Greenville Federal Financial Corporation and Greenville Federal MHC will be treated as general business corporations (i.e., not financial institutions) and will be subject to the Ohio corporation franchise tax if they: (a) engage in business in Ohio; (b) own or use a part or all of their capital or property in Ohio; (c) hold a certificate of compliance with the laws of Ohio authorizing them to do business in Ohio; or (d) otherwise have nexus in or with Ohio under the Constitution of the United States. If Greenville Federal Financial Corporation or Greenville Federal MHC is subject to the Ohio corporation franchise tax, it will be required annually to calculate a tax liability based upon both its net income and its book net worth, determined in accordance with generally accepted accounting principles, and pay the higher of the two calculated tax liabilities. However, Greenville Federal Financial Corporation and Greenville Federal MHC may elect to be treated as a “qualifying holding company” and, as such, be exempt from the net worth component of the tax. To be exempt, they must satisfy various requirements, which include related member adjustments that could affect the taxable net worth of Greenville Federal.
     The current net income method tax rate is equal to 5.1% of the first $50,000 of Ohio taxable income and 8.5% of Ohio taxable income in excess of $50,000. The current net worth method tax rate for non-financial institutions is equal to 0.4% of Ohio taxable net worth. A special litter tax is also applicable to all corporations subject to the Ohio corporation franchise tax other than financial institutions. This annual tax is capped at $5,000. Finally, there is a minimum tax applicable to all corporations subject to the Ohio corporation franchise tax, including financial institutions. This annual tax is capped at $1,000.

MANAGEMENT
Management of Greenville Federal Financial Corporation
     The Board of Directors of Greenville Federal Financial Corporation consists of seven members divided into three classes. Each of the directors of Greenville Federal Financial Corporation is also a director of Greenville Federal. The terms of the directors are as follows:

Name	Year term expires
David Feltman	2007
David M. Kepler	2007
George S. Luce, Jr.	2006
Richard J. O’Brien	2008
Eunice F. Steinbrecher	2008
James W. Ward	2006
David R. Wolverton	2006
     The following persons are officers of Greenville Federal Financial Corporation:

Name	Offices held
David M. Kepler	President, Chief Executive Officer
Susan J. Allread	Chief Financial Officer, Secretary
     After the consummation of the reorganization, Greenville Federal Financial Corporation intends to have monthly meetings of the Board of Directors and will designate and appoint directors to committees, including an audit committee. Greenville Federal Financial Corporation does not currently pay directors’ fees.
Management of Greenville Federal
     In its current mutual form, the charter of Greenville Federal provides for a board of directors consisting of not less than 5 nor more than 15 directors, such number to be fixed in the bylaws. The bylaws fix the number of directors at 8, divided into 3 classes with one class elected each year. There is currently one vacancy on the board of directors. Upon completion of the reorganization, the stock charter and bylaws will provide for a board of directors consisting of not less than 5 nor more than 15 directors, as fixed in the bylaws, and the bylaws initially will provide for 7 directors divided into three classes, with one class elected each year.
     The board of directors met 15 times during the fiscal year ended June 30, 2005, for regular and special meetings. No director attended fewer than 75% of the aggregate of such meetings and all meetings of the committees of which such director was a member.

     The following table presents certain information with respect to the present directors and executive officers of Greenville Federal:

		Position with	Date of	Term
Name	Age (1)	Greenville Federal	service	expires
David Feltman	70	Director	1980	2007
David M. Kepler	54	Director, President, CEO	1988	2007
George S. Luce, Jr.	44	Director	1996	2006
Richard J. O’Brien	60	Director	1996	2008
Eunice F. Steinbrecher	65	Director	1979	2008
James W. Ward	60	Director, Chairman of the Board	1981	2006
David R. Wolverton	68	Director	1985	2006
Susan J. Allread	29	CFO, Secretary, Vice President, Compliance Officer	N/A	N/A

(1)	At November 1, 2005.
     Mr. Feltman was the Director of Human Resources of Brethren Retirement Community from 1990 to 1998, Treasurer of Darke County Habitat for Humanity from 2000 to 2002 and President of that organization from 2003 to 2004. Mr. Feltman has served as a director of Habitat for Humanity since 2000.
     Mr. Kepler started his career with Greenville Federal as a Management Trainee in 1973, became Assistant Secretary in 1976, advanced to Assistant Vice President in 1980, Vice President of Operations in 1985 and Executive Vice President in 1988, and then became President and Chief Executive officer in 1997, in which position he has served since then. Mr. Kepler was first elected to the board of directors of Greenville Federal in 1988. Mr. Kepler is also on the board of the Ohio Bankers League’s affiliate, Financial Institutions Service Company.
     Mr. Luce has been a truck equipment salesperson for The Best Equipment Co., Inc., located in North Royalton, Ohio, since 2002. From 2000 to 2002, Mr. Luce was employed as a salesperson for the John R. Jurgensen Company, Heavy Equipment Operation, selling aggregate materials.
     Mr. O’Brien was the President of Q. O. B. Electric, Inc., an electrical contractor located in Dayton, Ohio, since 1988. Mr. O’Brien retired from that position as of July 1, 2005.
     Ms. Steinbrecher has been the Chair of the Board of Messiah College in Grantham, Pennsylvania, for the last five years, as well as Chair of various committees of that Board. Ms. Steinbrecher also owns and manages commercial and rental real estate.
     Mr. Ward has been a certified public accountant with Fry & Co. in Greenville, Ohio, since 1967. He has also been a partner with Elm Street Realty, which owns and rents commercial properties, since 1993.

     Mr. Wolverton retired in 1997 from a career with Greenville Federal, starting as a teller in 1963 and rising through various positions until he was elected President and Chief Executive Officer in 1988. He currently provides management services for farms and other properties, is a member of the board of AAA of Miami Valley and is a member of the Advisory Board of AAA Darke County.
     Ms. Allread joined Greenville Federal in 1995 as a part-time teller. She became a Management Trainee in 1998; Staff Accountant and Compliance Auditor in 1999; Comptroller and Compliance Officer in 2001; Comptroller, Vice President, Compliance Officer and Corporate Secretary in 2004; and Chief Financial Officer, Vice President, Corporate Secretary and Compliance Officer in 2005.
     Committees. The board of directors of Greenville Federal maintains an audit committee, which consists of Messrs. Feltman, Luce, O’Brien, Ward and Wolverton and Ms. Steinbrecher. The committee recommends audit firms to the full board of directors and reviews and approves the annual independent audit report. The audit committee met once during the year ended June 30, 2005.
     The board of directors of Greenville Federal has no compensation or nominating committee.
     Compensation of directors. Each director of Greenville Federal receives an annual retainer fee of $12,000. Each director, except Mr. Kepler, receives an additional $200 per regular monthly meeting attended, $50 per special meeting of the board of directors attended and, for members of the Executive Committee, $75 for attendance at each weekly meeting of that committee. The Chairman of the Board receives an additional $9,200 per year. During fiscal year 2005, Greenville Federal paid a total of $111,375 in directors’ compensation.
     Compensation of executive officers. The following table presents certain information regarding the cash compensation received by the President and Chief Executive Officer of Greenville Federal. No other executive officer of Greenville Federal received compensation exceeding $100,000 for the fiscal year ended June 30, 2005.

SUMMARY COMPENSATION TABLE

Name and					All Other
Principal		Annual Compensation			Compensation
Position	Year	Salary ($)(1)		Bonus ($)

David M. Kepler,
President and Chief Executive Officer	2005	$149,539	(2)	$—	$8,252	(3)

(1)	Does not include amounts attributable to other miscellaneous benefits received by executive officers. The cost to Greenville Federal of providing such benefits to Mr. Kepler was less than 10% of his cash compensation. All full-time employees, including executive officers, are provided dental, medical, vision, disability and life insurance and educational financial assistance.

(2)	Includes a salary of $137,539 and directors’ fees of $12,000.

(3)	Consists of Greenville Federal’s contribution to Mr. Kepler’s 401(k) defined contribution plan account.
     401(k) savings plan. Greenville Federal offers to our employees a qualified, tax-exempt savings plan qualifying under Section 401(k) of the Internal Revenue Code. All salaried employees who have completed at least 12 months of continuous employment during which they have worked at least 1,000 hours are eligible to participate.
     Participants are permitted to make salary reduction contributions to the 401(k) plan of up to 50% of their annual salary, up to a maximum of $14,000, or $18,000 for participants over 50 years of age. Greenville Federal matches each contribution in an amount equal to 100% of the participant’s 401(k) deferrals for the year, up to 6% of their salary. All contributions currently made by participants are before-tax contributions, although participants also have the option to make after-tax contributions. All participant contributions and earnings are fully and immediately vested. All matching contributions are immediately vested in full.
     Participants may invest amounts contributed to their 401(k) plan accounts in one or more investment options available under the 401(k) plan. Changes in investment directions among the funds are permitted on a periodic basis pursuant to procedures established by the plan administrator.

     Employee stock ownership plan. Greenville Federal Financial Corporation has established the Greenville Federal Financial Corporation Employee Stock Ownership Plan (the “ESOP”) for the benefit of employees of Greenville Federal Financial Corporation and Greenville Federal who have completed at least one year of full-time service with Greenville Federal Financial Corporation or Greenville Federal. The establishment of the ESOP and the purchase by the ESOP of common stock of Greenville Federal Financial Corporation are subject to the receipt of a favorable determination letter on the qualified status of the ESOP under applicable provisions of the Internal Revenue Code from the Commissioner of Internal Revenue (“Commissioner”). Greenville Federal Financial Corporation will submit to the Commissioner an application for a favorable determination letter on the qualified status of the ESOP. Although no assurances can be given, Greenville Federal expects that the ESOP will receive a favorable determination letter from the Commissioner.
     Greenville Federal Financial Corporation intends to accept a promissory note from the ESOP in payment for 3.92% of the shares of common stock issued in connection with the reorganization, including the shares sold in the offering and the shares issued to Greenville Federal MHC. The loan will be secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from Greenville Federal’s discretionary contributions to the ESOP and earnings on ESOP assets. Shares purchased with such loan proceeds will be held in a suspense account for allocation among participants as the loan is repaid. As payments are made and the shares are released from the suspense account, such shares will be validly issued, fully paid and non-assessable.
     Contributions to the ESOP and shares released from the suspense account will be allocated pro rata to participants on the basis of compensation. Except for participants who retire, become disabled, or die during the plan year, all other participants must have completed at least 1,000 hours of service and be employed on the last day of the plan year in order to receive an allocation. Benefits generally vest in full after five years of service, with current employees credited for years they have already served prior to the establishment of the ESOP. Benefits will be paid in Greenville Federal common stock and in cash. Benefits may be payable upon retirement, death, disability or separation from service. Benefits payable under the ESOP cannot be estimated. Pursuant to SOP 93-6, the fair market value of ESOP shares allocated during a period are expensed during the period.
     A committee appointed by the board of directors of Greenville Federal Financial Corporation will administer the ESOP. The stock of Greenville Federal Financial Corporation and other ESOP funds will be held and invested by a trustee (the “ESOP Trustee”). The ESOP Committee may instruct the ESOP Trustee regarding investments of funds contributed to the ESOP. The ESOP Trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Shares for which employees do not give instructions and unallocated shares will be voted by the ESOP Trustee in its sole discretion.
     From time to time, the ESOP may purchase additional shares of Greenville Federal Financial Corporation common stock through purchases in the market or directly from Greenville Federal Financial Corporation. No such purchases are currently contemplated. If the ESOP purchases newly issued shares from Greenville Federal Financial Corporation, such purchases would have a dilutive effect on the interests of Greenville Federal’s stockholders.

     Other future stock benefit plans. We intend to adopt a stock option plan and a recognition and retention plan for the benefit of selected directors, officers and employees. We expect that under the stock option plan and the recognition and retention plan, we will reserve 4.9% and 1.96%, respectively, of the stock of Greenville Federal Financial Corporation issued in the reorganization, including the shares issued to Greenville Federal MHC. If the board of directors determines to implement these plans, the plans will be submitted to the stockholders of Greenville Federal Financial Corporation for approval. The plans will not be submitted before six months after the completion of the reorganization. When the plans are submitted to the stockholders for approval, detailed information about the plans will be provided. If the plans are submitted to the stockholders for approval within the first year after completion of the reorganization, Office of Thrift Supervision regulations will impose certain restrictions on the terms of the plans, which restrictions will not apply after one year from completion of the reorganization.
     If such plans are approved and implemented, they will have a dilutive effect on the ownership interests of the Greenville Federal Financial Corporation stockholders. Awards will be made without payment of any consideration by the recipients, although the exercise of the stock options would require the payment of an exercise price by the option holder to Greenville Federal Financial Corporation.
     Employment agreements. Greenville Federal intends to execute at the time of completion of the reorganization two employment agreements, including one for Mr. Kepler. Greenville Federal currently has no employment agreements with any employees. Mr. Kepler’s proposed agreement has a term of three years and a salary and performance review by the board of directors not less often than annually, as well as inclusion of Mr. Kepler in any formally established employee benefit, bonus, pension and profit-sharing plans for which senior management personnel are eligible. The employment agreement also provides for vacation and sick leave.
     The employment agreement is terminable by Greenville Federal or Greenville Federal Financial Corporation at any time. In the event of termination for “just cause,” as defined in the agreement, Mr. Kepler will have no right to receive any compensation or other benefits for any period after such termination. In the event of termination by us other than for cause, at the end of the term or in connection with a “change of control,” as defined in the agreements, Mr. Kepler will be entitled to a continuation of salary payments for a period of time equal to the term of the employment agreement and continuation of benefits substantially equal to those being provided at the date of termination of employment until the earliest to occur of the end of the term or the date Mr. Kepler becomes employed full time by another employer.
     The employment agreement also contains provisions with respect to the occurrence of a “change of control” in connection with or within one year before (1) the termination of employment for any reason other than just cause, retirement or termination at the end of the term of the agreement, (2) a change in the capacity or circumstances in which Mr. Kepler is employed or (3) a material reduction in Mr. Kepler’s responsibilities, authority, compensation or other benefits provided under the employment agreement without Mr. Kepler’s written consent. In the event of any such occurrence, the employee will be entitled to payment of an amount equal to three times the greater of his annual salary set forth in the agreement or the annual salary payment as a result of any annual salary review, subject to certain possible adjustments. In addition, Mr. Kepler would be entitled to continued coverage under all benefit plans until the earlier of the expiration of the term or the coverage of Mr. Kepler under another benefit plan. The maximum Mr. Kepler may receive, however, is limited to an amount that will not result in the imposition of a penalty tax pursuant to Section 280G(b)(3) of the Internal Revenue Code or exceed limitations imposed by the Office of Thrift Supervision. “Control, “ as defined in the employment agreement, generally refers to the acquisition by any person or entity of the ownership or power to vote 25% or more of the voting stock of Greenville Federal or Greenville Federal Financial Corporation, the control of the election of a majority of Greenville Federal’s or Greenville Federal Financial Corporation’s directors, the exercise of a controlling influence over the management or polices of either company, or the reorganization, merger, consolidation or sale of the assets of Greenville Federal or Greenville Federal Financial Corporation, except the “control” exercised by Greenville Federal MHC and Greenville Federal Financial Corporation over their subsidiaries or our conversion from the mutual holding company structure to a full stock form of organization.
     The aggregate payment that would have been made to Mr. Kepler, assuming his termination at June 30, 2005, following a change of control, would have been approximately $317,671.
Indemnification
     The bylaws of Greenville Federal Financial Corporation provide that it shall indemnify each of its officers and directors to the full extent permitted by applicable laws and regulations against judgments and expenses in various proceedings related to the director’s or officer’s service as a director or officer of Greenville Federal Financial Corporation. In the opinion of the SEC, however, indemnification to an officer or director for liabilities arising under the Securities Act of 1933 is against public policy and is, therefore, unenforceable.
Loans and other transactions with officers and directors
     We make loans to directors, executive officers and employees on preferred terms, including reduced rates of interest and closing costs, for personal purposes, such as for their residences and automobiles, but not for business purposes. The preferential terms of the loans are as follows:
•	with respect to mortgage loans:
(i)	each fixed-rate loan is made at a rate equal to the lowest rate available to sell the loan in the secondary market at par for the delivery period, and if the loan does not qualify for sale, the rate will be the same as charged to the public;

(ii)	each adjustable-rate loan is made with a rate, a margin and a life cap discounted to 1% less than the rate offered to the public; and

(iii)	while a fixed-rate mortgage loan rate will not change after termination of employment, the rate discount will be eliminated on an adjustable-rate mortgage loans when employment or service as a director with Greenville Federal terminates for any reason;

•	with respect to consumer loans:
(i)	a discount of 1% is applied to the rate offered the general public; and

(ii)	the preferred rate is eliminated upon termination of employment or service as a director with Greenville Federal;
•	the only closing costs the director, officer or employee is required to pay are those paid to a third party, provided that the borrower may refinance without paying other closing costs only once every twelve months; and

•	an executive officer must sign an agreement providing that, at the option of the Board of Directors of Greenville Federal, any mortgage loan on preferential terms will become due and payable at any time that the executive officer is indebted to any other bank or banks in an aggregate amount greater than the amount specified as the limit for a particular type of credit under an applicable regulation.
     Each loan must meet the same underwriting criteria as required of other customers, with underwriting decisions based on the higher interest rate that would apply if the borrower ceased to be affiliated with Greenville Federal. Such loans do not, therefore, present any more risk than is presented by similar loans made to persons not affiliated with Greenville Federal.
     The following table sets forth certain information regarding loans, made on terms more favorable than those offered to the public, to senior executive officers of Greenville Federal whose indebtedness to Greenville Federal exceeded $60,000 at any time since July 1, 2003:

			Largest balance
	Loan		during 2 years	Balance
Name and position	origination date	Collateral	ended 6/30/05	At 9/30/05
George S. Luce, Jr.	10/18/02	Home	$48,000	$37,116
	10/18/02	Home (1)	21,510	23,378

Richard J. O’Brien	08/28/02	Home	93,500	80,517

Eunice F. Steinbrecher	09/15/02	Home	105,000	85,734
	12/21/02	Home (1)	20,510	—

James W. Ward	09/14/02	Home	241,000	208,543

David M. Kepler	03/10/04	Home	120,000	113,612

Susan J. Allread	07/16/03	Home	87,000	78,725

(1)	Home equity line of credit.
     None of the outstanding loans to directors and executive officers involves more than the normal risk of collectibility or presents other unfavorable features, and all are current in their payments.

THE REORGANIZATION AND STOCK OFFERING
     The board of directors of Greenville Federal and the Office of Thrift Supervision have approved the Plan of Reorganization and Stock Issuance Plan, as amended. Office of Thrift Supervision approval is subject to approval of the Plan of Reorganization by Greenville Federal’s members and the satisfaction of certain other conditions imposed by the Office of Thrift Supervision. Office of Thrift Supervision approval does not constitute recommendation or endorsement of the Plan of Reorganization.
General
     The board of directors of Greenville Federal adopted the Plan of Reorganization and Stock Issuance Plan, as amended. Under this plan, Greenville Federal will reorganize into the federal mutual holding company structure as a wholly-owned subsidiary of Greenville Federal Financial Corporation, which in turn will be a majority-owned subsidiary of Greenville Federal MHC. Following receipt of all required regulatory approvals, the approval of the members of Greenville Federal entitled to vote on the plan of reorganization, and the satisfaction of all other conditions precedent to the reorganization, we will complete the reorganization. Greenville Federal in its stock form will continue to conduct its business and operations from the same offices with the same personnel as prior to the reorganization. The reorganization will not affect the balances, interest rates or other terms of Greenville Federal’s loans or deposit accounts, and the deposit accounts will continue to be insured by the FDIC. Greenville Federal MHC initially will be capitalized with $50,000. When the reorganization is completed, this capital will be used for general corporate purposes.
     Pursuant to the plan of reorganization, we will accomplish our reorganization as follows:
(1)	Greenville Federal will organize an interim stock savings bank as a wholly-owned subsidiary (“Interim One”);

(2)	Interim One will organize an interim stock savings bank as a wholly-owned subsidiary (“Interim Two”);

(3)	Interim One will organize Greenville Federal Financial Corporation as a wholly-owned subsidiary;

(4)	Greenville Federal will exchange its charter for a federal stock savings bank charter, and Interim One will cancel all of its stock and exchange its charter for a federal mutual holding company charter to become Greenville Federal MHC;

(5)	simultaneously with step (4), Interim Two will merge with and into Greenville Federal with Greenville Federal as the resulting institution;

(6)	all of the equity interests of Greenville Federal initially issued in step (4) will be transferred to Greenville Federal MHC in exchange for membership interests in Greenville Federal MHC;

(7)	Greenville Federal MHC will transfer the capital stock of Greenville Federal to Greenville Federal Financial Corporation in exchange for Greenville Federal Financial Corporation common stock, and Greenville Federal will become a wholly-owned subsidiary of Greenville Federal Financial Corporation; and

(8)	contemporaneously with the reorganization, Greenville Federal Financial Corporation will offer for sale in the offering shares of common stock based on the pro forma market value of Greenville Federal Financial Corporation and Greenville Federal.
     Greenville Federal Financial Corporation expects to receive the approval of the Office of Thrift Supervision to become a savings and loan holding company and to own all of the common stock of Greenville Federal. Greenville Federal Financial Corporation intends to retain $5.3 million of the net proceeds of the stock offering at the maximum of the offering range. The reorganization will be effected only upon completion of the sale of all of the shares of common stock to be issued pursuant to the plan of reorganization.
     The following is a summary of material aspects of the reorganization and stock issuance. The summary is qualified in its entirety by reference to the provisions of the Plan of Reorganization and Stock Issuance Plan. Copies of the Plan of Reorganization and Stock Issuance Plan are available for inspection at any office of Greenville Federal and at the Office of Thrift Supervision. The Plan of Reorganization and Stock Issuance Plan are also filed as an exhibit to the Registration Statement of which this prospectus is a part, copies of which may be obtained from the SEC. See “Additional Information.”
The reasons for the reorganization
     As a mutual institution, Greenville Federal has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital. Only by generating and retaining earnings from year to year is Greenville Federal able to increase its capital position.
     As a stock corporation upon completion of the reorganization, Greenville Federal will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. Greenville Federal’s primary reasons for the reorganization are:
•	to structure its business in a form that will enable it to access capital markets;

•	to support future lending and operational growth;

•	to enhance its ability to attract and retain qualified directors and management through stock-based compensation plans; and

•	to support future branching activities and the acquisition of other financial institutions or financial services companies or their assets.
     The ability to raise new equity capital through the issuance and sale of Greenville Federal’s or Greenville Federal Financial Corporation’s capital stock will allow Greenville

Federal the flexibility to increase its capital position more rapidly than by accumulating earnings and at times deemed advantageous by the board of directors of Greenville Federal. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help Greenville Federal address the needs of the communities it serves and enhance its ability to make acquisitions or expand into new businesses. After the reorganization, Greenville Federal will have increased ability to acquire through merger other mutual and stock institutions, and Greenville Federal Financial Corporation may acquire control of other mutual or stock savings associations and retain the acquired institution as a separate subsidiary of Greenville Federal Financial Corporation, although doing so would result in Greenville Federal Financial Corporation being subject to additional regulatory restrictions as a multiple savings and loan holding company. Finally, the ability to issue capital stock will enable Greenville Federal to establish stock compensation plans for directors, officers and employees, giving them equity interests in Greenville Federal and greater incentive to improve its performance. Although Greenville Federal’s ability to raise capital and general business flexibility will be improved by this reorganization, these advantages will be limited by the requirement in applicable laws and regulations that a mutual holding company maintain a majority ownership interest in its savings bank holding company subsidiary. These advantages will also be limited by Greenville Federal Financial Corporation’s offering of up to 45% of its to-be-outstanding common stock, which will affect Greenville Federal Financial Corporation’s ability to issue additional shares of common stock in the future without additional issuances of stock to Greenville Federal MHC.
     The advantages of the reorganization also could be achieved if Greenville Federal were to reorganize into a wholly-owned subsidiary of a stock holding company, known as a standard conversion, rather than as a second-tier subsidiary of a mutual holding company. A standard conversion also would free Greenville Federal from the restrictions on its ability to raise capital which result from the requirement that its mutual holding company maintain a majority ownership interest in Greenville Federal Financial Corporation.
     Office of Thrift Supervision regulations require that savings institutions converting to stock form in a standard conversion sell all of their to-be-outstanding capital stock rather than a minority interest. The amount of equity capital that would be raised in a standard conversion would be substantially more than the amount raised in a minority stock offering by a subsidiary of a mutual holding company. A standard conversion would make it more difficult for Greenville Federal to maximize the return on its equity. A standard conversion also would eliminate all aspects of the mutual form of organization. Completion of the reorganization does not eliminate the possibility of Greenville Federal MHC converting from mutual to stock form in the future; however, a full conversion is not contemplated at this time.
     After considering the advantages and disadvantages of the reorganization, as well as applicable fiduciary duties and alternative transactions, including a reorganization into a wholly-owned subsidiary of a stock holding company rather than as a second-tier subsidiary of a mutual holding company, the board of directors of Greenville Federal unanimously approved the reorganization as being in the best interests of Greenville Federal and equitable to its account holders.

Effects of the reorganization
     General. The reorganization will have no effect on Greenville Federal’s present business of accepting deposits and investing its funds in loans and other investments permitted by law. The reorganization will not result in any change in the existing services provided to depositors and borrowers, or in existing offices, management and staff. Greenville Federal will continue to be subject to regulation, supervision and examination by the Office of Thrift Supervision and the FDIC.
     Deposits and loans. Each holder of a deposit account in Greenville Federal at the time of the reorganization will continue as an account holder in Greenville Federal after the reorganization, and the reorganization will not affect the deposit balance, interest rate or other terms of such accounts. Each account will be insured by the FDIC to the same extent as before the reorganization. Depositors in Greenville Federal will continue to hold their existing certificates, passbooks and other evidence of their accounts. The reorganization will not affect the loan terms of any borrower from Greenville Federal. The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the reorganization.
     Continuity of management. The board of directors presently serving Greenville Federal will serve as the board of directors of Greenville Federal after the reorganization and stock issuance. The initial members of the board of directors of Greenville Federal Financial Corporation and Greenville Federal MHC will consist of the individuals currently serving on the board of directors of Greenville Federal. After the reorganization, the voting stockholders of Greenville Federal Financial Corporation will elect approximately one-third of Greenville Federal Financial Corporation’s directors annually. Approximately one-third of the directors of Greenville Federal MHC will be elected annually by the members of Greenville Federal MHC, who will consist of certain of the borrowers of Greenville Federal and all persons who remain or become depositors of Greenville Federal after the reorganization. All current officers of Greenville Federal will retain their positions with Greenville Federal after the reorganization and stock issuance.
     Voting rights. Currently, depositors of Greenville Federal have voting rights in Greenville Federal, including the right to elect the directors of Greenville Federal. After completion of the reorganization and stock issuance, depositor members will have no voting rights in Greenville Federal or Greenville Federal Financial Corporation and, therefore, will not be able to elect directors of Greenville Federal or Greenville Federal Financial Corporation or to control their affairs. After the reorganization and stock issuance, voting rights will be vested exclusively in the stockholders of Greenville Federal Financial Corporation, which will own all of the stock of Greenville Federal. Each holder of common stock will be entitled to vote on any matter to be considered by the stockholders of Greenville Federal Financial Corporation, subject to the provisions of Greenville Federal Financial Corporation’s charter.
     As a federally-chartered mutual holding company, Greenville Federal MHC will have no authorized capital stock and no stockholders. Greenville Federal MHC will be controlled by members of Greenville Federal, primarily depositors. We expect to request the members to sign proxies giving their voting rights to Greenville Federal MHC’s management. The revocable proxies that members of Greenville Federal grant to the board of directors of Greenville Federal MHC will give the board of directors of Greenville Federal general authority to cast a member’s vote on any and all matters presented to the members. As a result, the board of directors of Greenville Federal MHC will be able to govern the operations of Greenville Federal MHC and Greenville Federal Financial Corporation, notwithstanding objections raised by members of Greenville Federal MHC or stockholders of Greenville Federal Financial Corporation, respectively, so long as the board of directors has been appointed proxy for a majority of the outstanding votes of members of Greenville Federal MHC and these proxies have not been revoked.
     Depositors’ rights if we liquidate. In the event of a voluntary liquidation of Greenville Federal prior to the reorganization, holders of deposit accounts in Greenville Federal would be entitled to distribution of any assets of Greenville Federal remaining after the claims of depositors and all other creditors are satisfied. Following the reorganization, the holder of Greenville Federal’s common stock, which will be Greenville Federal Financial Corporation, would be entitled to any assets remaining upon a liquidation, dissolution or winding up of Greenville Federal and, except through their liquidation interests in Greenville Federal MHC, discussed below, holders of deposit accounts in Greenville Federal would not have any interest in these assets.
     In the event of a voluntary or involuntary liquidation, dissolution or winding up of Greenville Federal MHC following completion of the reorganization, holders of deposit accounts in Greenville Federal would be entitled, pro rata to the value of their accounts, to distribution of any assets of Greenville Federal MHC remaining after the claims of all creditors of Greenville Federal MHC are satisfied. Stockholders of Greenville Federal Financial Corporation will have no liquidation or other rights with respect to Greenville Federal MHC solely as stockholders.
     In the event of a liquidation, dissolution or winding up of Greenville Federal Financial Corporation, each holder of shares of the common stock would be entitled to receive, after payment of all debts and liabilities of Greenville Federal Financial Corporation, a pro rata portion of all assets of Greenville Federal Financial Corporation available for distribution to holders of the common stock.
     There currently are no plans to liquidate Greenville Federal, Greenville Federal Financial Corporation or Greenville Federal MHC in the future.
     Tax effects of our corporate change and stock offering. We have received an opinion from our counsel, Vorys, Sater, Seymour and Pease LLP, as to the material federal income tax and Ohio franchise and income tax consequences of the reorganization and stock issuance to Greenville Federal, Greenville Federal Financial Corporation, and Greenville Federal MHC, and as to the generally applicable material federal income tax and Ohio franchise and income tax consequences of the reorganization and stock issuance to Greenville Federal’s account holders and to persons who purchase common stock in the stock offering.
     The opinion provides that:
•	the exchange of Greenville Federal’s charter for a federal stock savings bank charter will qualify as a reorganization within the meaning of Section 368(a)(1)(E) and Section 368(a)(1)(F) of the Internal Revenue Code, and Greenville Federal’s will not recognize any gain or loss;

•	because Greenville Federal’s corporate existence will continue under federal law and because the exchange of Greenville Federal’s charter for a federal stock savings bank charter is a transaction described in Code Section 381(a): (a) Greenville Federal’s tax year will not end merely as a result of the conversion of Greenville Federal to stock form; (b) Greenville Federal will not be required to obtain a new employer identification number; (c) the tax attributes of Greenville Federal, including any bad debt reserves, will not change; and (d) Greenville Federal’s earnings and profits or deficit in earnings and profits will not change;

•	the holding period of Greenville Federal in its assets will not change as a result of the exchange of Greenville Federal’s charter for a federal stock savings bank charter;

•	the basis of Greenville Federal in its assets will not change as a result of the exchange of Greenville Federal’s charter for a federal stock savings bank charter;

•	Greenville Federal’s account holders will recognize no gain or loss upon the constructive receipt of equity interests in Greenville Federal in exchange for their membership interests and liquidation rights in Greenville Federal;

•	Greenville Federal’s account holders will recognize no gain or loss upon the issuance to them of withdrawable deposit accounts, including certificates of deposit, in Greenville Federal in the same dollar amounts and on the same terms and conditions as the accounts, including certificates of deposit, exchanged therefor, and the basis of the withdrawable deposit accounts, including certificates of deposit, in Greenville Federal held by Greenville Federal’s account holders immediately after the exchange of Greenville Federal’s charter for a federal stock savings bank charter will be the same as the basis in the accounts, including certificates of deposit, exchanged therefor;

•	Greenville Federal’s account holders and tax-qualified employee plans will recognize no gain or loss upon the distribution to them of the nontransferable subscription rights to purchase shares of stock in Greenville Federal Financial Corporation (assuming that such rights have no value), and no taxable income will be recognized by such persons or plans as a result of their exercise of such nontransferable subscription rights;

•	the constructive transfer to Greenville Federal MHC by Greenville Federal’s account holders of their constructively received equity interests in Greenville Federal, in exchange for membership interests and liquidation rights in Greenville Federal MHC, will constitute a tax-free exchange of property within the meaning of Code Section 351, and Greenville Federal’s account holders will recognize no gain or loss as a result of such exchange;

•	the basis of Greenville Federal’s account holders in their membership interests and liquidation rights in Greenville Federal MHC, received in the transfer to Greenville Federal MHC of equity interests in Greenville Federal in exchange for membership interests and liquidation rights in Greenville Federal MHC (which basis is zero), will be the same as the basis of the equity interests in Greenville Federal constructively transferred in exchange therefor. The holding period of Greenville Federal’s account holders in their membership interests and liquidation rights in Greenville Federal MHC will include the period during which Greenville Federal’s account holders held their membership interests and liquidation rights in Greenville Federal;

•	Greenville Federal MHC will recognize no gain or loss upon the receipt of the equity interests in Greenville Federal from Greenville Federal’s account holders in exchange for membership interests and liquidation rights in Greenville Federal MHC;

•	the basis of Greenville Federal MHC in Greenville Federal common stock (which basis is zero) will be the same as the basis of the equity interests in Greenville Federal in the hands of Greenville Federal’s account holders immediately prior to the transfer to Greenville Federal MHC of equity interests in Greenville Federal in exchange for membership interests and liquidation rights in Greenville Federal MHC. The holding period of Greenville Federal MHC in Greenville Federal common stock will include the period during which Greenville Federal’s account holders held their membership interests and liquidation rights in Greenville Federal;

•	the transfer by Greenville Federal MHC of Greenville Federal common stock to Greenville Federal Financial Corporation in exchange for Greenville Federal Financial Corporation common stock, contemporaneously with the transfers of cash to Greenville Federal Financial Corporation by persons purchasing Greenville Federal Financial Corporation common stock in the stock issuance, will constitute a tax-free exchange of property within the meaning of Code Section 351, and neither Greenville Federal MHC nor such persons will recognize any gain or loss as a result of such exchange;

•	Greenville Federal MHC’s basis in Greenville Federal Financial Corporation common stock (which basis is zero), received in the transfer to Greenville Federal Financial Corporation of Greenville Federal common stock in exchange for Greenville Federal Financial Corporation common stock, will be the same as its basis in Greenville Federal common stock exchanged therefor;

•	Greenville Federal Financial Corporation will recognize no gain or loss upon its receipt of Greenville Federal common stock and cash in exchange for the Greenville Federal Financial Corporation common stock;

•	Greenville Federal Financial Corporation’s basis in Greenville Federal common stock received from Greenville Federal MHC (which basis is zero) will be the same as the basis of such property in the hands of Greenville Federal MHC;

•	the basis of Greenville Federal Financial Corporation common stock to its stockholders (other than Greenville Federal MHC) will be the purchase price thereof (assuming that the nontransferable subscription rights to purchase Greenville Federal Financial Corporation common stock have no value). The holding period of the Greenville Federal Financial Corporation common stock purchased pursuant to the exercise of subscription rights will commence on the date on which the right to acquire such stock was exercised;

•	Greenville Federal is treated as a “financial institution” for Ohio tax purposes, and the exchange of Greenville Federal’s charter for a federal stock savings bank charter will not change such status;

•	the exchange of Greenville Federal’s charter for a federal stock savings bank charter and the stock issuance will not be taxable transactions for purposes of the Ohio corporation franchise tax;

•	Greenville Federal Financial Corporation and Greenville Federal MHC will be treated as general business corporations (i.e., not “financial institutions”) and will be subject to the Ohio corporation franchise tax if certain nexus standards are met. Formation of Greenville Federal Financial Corporation and Greenville Federal MHC potentially may create two additional Ohio corporation franchise taxpayers, resulting in additional tax liability (as a consequence of the pyramiding of net worth); and

•	the exchange of Greenville Federal’s charter for a federal stock savings bank charter and the stock issuance will not be taxable transactions to Greenville Federal’s account holders for purposes of the Ohio corporation franchise tax or the Ohio personal income tax.
     The opinion of Vorys, Sater, Seymour and Pease is based in part upon, and subject to the continuing validity in all material respects through the date of the reorganization and stock issuance of, various representations of Greenville Federal and upon certain assumptions and qualifications. The opinion is also based upon the Internal Revenue Code, Treasury regulations, case law, and the Internal Revenue Service rulings and Ohio authorities as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. The opinion is not binding on the Internal Revenue Service or the Ohio Department of Taxation, and no ruling has been, or will be, requested from the Internal Revenue Service as to any federal income tax consequence described above or the Ohio Department of Taxation as to any Ohio franchise or income tax consequence described above.
     Greenville Federal Financial Corporation and Greenville Federal have received a letter from Keller & Company, stating its belief that the subscription rights do not have any value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and give the recipients the right only to purchase the Greenville Federal Financial Corporation common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of Greenville Federal Financial Corporation common stock. If the Internal Revenue Service disagrees on the ground that the subscription rights in fact do have value, income may be recognized by recipients of these rights, possibly whether or not the rights are exercised. This income may be capital gain or ordinary income, and Greenville Federal Financial Corporation may recognize gain on the distribution of these rights. Eligible subscribers are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value. The letter of Keller & Company is not binding on the Internal Revenue Service, and the Internal Revenue Service could disagree with conclusions reached in the letter. In the event of any disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial or administrative proceeding.

How we determined the price and the number of shares to be issued in the stock offering
     The plan of reorganization requires that the purchase price of the common stock must be based on the appraised pro forma market value of Greenville Federal Financial Corporation and Greenville Federal, as determined on the basis of an independent valuation. Greenville Federal has retained Keller & Company to make this valuation. For its services in making this appraisal, Keller & Company’s fees and out-of-pocket expenses are estimated to be $31,500. Greenville Federal has agreed to indemnify Keller & Company and any employees of Keller & Company who act for or on behalf of Keller & Company in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by Greenville Federal to Keller & Company, unless Keller & Company is determined to be negligent or otherwise at fault.
     An appraisal has been made by Keller & Company in reliance upon the information contained in this prospectus, including the financial statements. Keller & Company also considered the following factors, among others:
•	the present and projected operating results and financial condition of Greenville Federal Financial Corporation and Greenville Federal, which were prepared by Greenville Federal then adjusted by Keller & Company to reflect the net proceeds of this offering and the economic and demographic conditions in Greenville Federal’s existing market areas as prepared by Greenville Federal;

•	certain historical, financial and other information relating to Greenville Federal, which were prepared by Greenville Federal;

•	the impact of the reorganization on Greenville Federal’s net worth and earnings potential as calculated by Keller & Company; and

•	the proposed dividend policy of Greenville Federal Financial Corporation and Greenville Federal.
     The appraisal also incorporated an analysis of a peer group of ten publicly traded holding companies of savings associations and savings banks that Keller & Company considered to be comparable to Greenville Federal. The peer group included only fully converted holding companies, none of which had ever been in mutual holding company form. The analysis of comparable publicly traded institutions included an evaluation of the average and median price-to-earnings, price-to-book, and price-to-assets value ratios indicated by the market prices of the of the peer companies. Keller & Company applied the peer group’s pricing ratios as adjusted for certain qualitative valuation factors to account for differences between Greenville Federal and the peer group, to Greenville Federal’s pro forma earnings and book value to derive the estimated pro forma market value of Greenville Federal.
     In its review of the appraisal provided by Keller & Company, the board of directors reviewed the methodologies and the appropriateness of the assumptions used by Keller & Company in addition to the factors listed above, and the board of directors believes that these assumptions were reasonable.

     On the basis of the foregoing, Keller & Company has advised Greenville Federal Financial Corporation and Greenville Federal that in its opinion, dated September 14, 2005, the estimated pro forma market value of the common stock, ranged from a minimum of $22,950,000 to a maximum of $31,050,000 with a midpoint of $27,000,000. The board of directors of Greenville Federal determined that the common stock should be sold at $10.00 per share. Based on the estimated offering range and the purchase price, the number of shares of common stock that Greenville Federal Financial Corporation will issue will range from between 2,295,000 shares and 3,105,000 shares, with a midpoint of 2,700,000 shares. The Board determined to offer 45% of these shares, or between 1,032,750 shares and 1,397,250 shares with a midpoint of 1,215,000 shares, the offering range, to depositors and the public pursuant to this prospectus. The 55% of the shares of Greenville Federal Financial Corporation stock that are not sold in the offering will be issued to Greenville Federal MHC. The estimated offering range may be amended with the approval of the Office of Thrift Supervision or if necessitated by subsequent developments in the financial condition of Greenville Federal Financial Corporation and Greenville Federal or market conditions generally. In the event the estimated offering range is updated to amend the value of the common stock below $10,327,500 or above $16,068,370, which is the maximum of the estimated offering range, as adjusted by 15%, a new appraisal will be filed with the SEC.
     Based upon current market and financial conditions and recent practices and policies of the Office of Thrift Supervision, in the event Greenville Federal Financial Corporation receives orders for common stock in excess of $13,972,500 million (the maximum of the estimated offering range) and up to $16,068,370 million (the maximum of the estimated offering range, as adjusted by 15%), Greenville Federal Financial Corporation may be required by the Office of Thrift Supervision to accept all such orders. No assurances, however, can be made that Greenville Federal Financial Corporation will receive orders for common stock in excess of the maximum of the estimated offering range or that, if such orders are received, that all such orders will be accepted because Greenville Federal Financial Corporation’s final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from Keller & Company which reflects such an increase in the valuation and the approval of such increase by the Office of Thrift Supervision. In addition, an increase in the number of shares above 1,397,250 shares will first be used, if necessary, to fill the order of the employee stock ownership plan. There is no obligation or understanding on the part of management to purchase any shares in order to complete the reorganization.
     The following table presents a summary of selected nominal pricing ratios for the peer group companies on a fully-converted basis and the resulting fully-converted pricing ratios for Greenville Federal Financial Corporation reflecting the pro forma impact of the reorganization. Keller & Company’s appraisal was based on a fundamental analysis of Greenville Federal versus the peer group companies and an application of the fully converted pricing ratios of the peer group to Greenville Federal, taking into account subjective valuation adjustments and the pro forma impact of the conversion. Compared to the average pricing ratios of the peer group, Greenville Federal Financial Corporation’s nominal pro forma pricing ratios at the midpoint of the offering range indicated a premium of 63.89% on a price-to-core earnings basis, a discount of 36.38% on a price-to-book basis and a discount of 37.53% on a price-to-tangible book value basis.

	Price-to-core		Price-to-book	Price-to-tangible
	earnings multiple		value ratio	book value
Greenville Federal Financial Corporation as of September 14, 2005 (fully converted pro forma):
15% above maximum	44.72	x	77.10%	76.76%
Maximum	43.83		74.01	73.64
Midpoint	42.85		70.78	70.36
Minimum	41.59		66.75	66.35

All thrifts organized in mutual holding company form publicly traded on the NYSE, NASDAQ & AMEX as of September 14, 2005: (1)
Averages	43.36	x	179.38%	186.20%
Medians	38.74		171.99	179.30

Valuation of peer group institutions as of September 14, 2005:
Averages	26.15	x	111.26%	112.62%
Medians	22.89		113.33	113.33

(1)	Excludes mutual holding companies that are under acquisition or have announced a second step conversion.
     Keller & Company’s valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares. Keller & Company did not independently verify the consolidated financial statements and other information provided by Greenville Federal, nor did Keller & Company value independently the assets or liabilities of Greenville Federal. The valuation considers Greenville Federal as a going concern and should not be considered as an indication of the liquidation value of Greenville Federal. Moreover, because this valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offerings will thereafter be able to sell such shares at prices at or above the purchase price or in the range of the valuation described above.
     Prior to completion of the reorganization, the maximum of the estimated offering range may be increased up to 15% and the number of shares of common stock may be increased to 1,606,837 shares to reflect changes in market and financial conditions or to fill the order of the employee stock ownership plan, without the resolicitation of subscribers. See “- Limitations on stock purchases” as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the estimated offering range to fill unfilled orders in the Subscription Offering.
     No sale of shares of common stock in the reorganization may be completed unless prior to such completion Keller & Company confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate value of the common stock to be issued is materially incompatible with the estimate of the aggregate consolidated pro forma market value of Greenville Federal Financial Corporation and Greenville Federal. If this confirmation is not received, Greenville Federal Financial Corporation may cancel the reorganization, extend the offering period and establish a new estimated offering range, extend, reopen or hold a new offering or take any other action the Office of Thrift Supervision may permit.
     Depending upon market or financial conditions following the start of the Subscription Offering, the total number of shares of common stock may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the purchase price is not below the minimum or more than 15% above the maximum of the estimated offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the estimated offering range or more than 15% above the maximum of such range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at Greenville Federal’s savings account rate of interest, or be permitted to modify or rescind their subscriptions. Any change in the estimated offering range must be approved by the Office of Thrift Supervision.
     An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber’s ownership interest and Greenville Federal Financial Corporation’s pro forma net income and stockholders’ equity on a per share basis while increasing pro forma net income and stockholders’ equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a subscriber’s ownership interest and Greenville Federal Financial Corporation’s pro forma net income and stockholders’ equity on a per share basis while decreasing pro forma net income and stockholders’ equity on an aggregate basis.
     Copies of the appraisal report of Keller & Company, including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the main office of Greenville Federal and the other locations specified under “ADDITIONAL INFORMATION.”
After-market performance information provided by independent appraiser
     The following information was provided to our board of directors by Keller & Company as part of the appraisal. The table presents information for all “first step” mutual holding company offerings completed between July 1, 2004, and September 14, 2005. The information shows the average after-market performance of the trading price of the stock at certain points after the completion of the offerings.

	Average Stock price appreciation (depreciation) from initial trading date
	Initial	After	After	After	Through
	trading date	one day	one week	one month	9/14/05
Naugatuck Valley Financial Corporation	10/01/04	8.00%	8.10%	4.20%	26.50%
SI Financial Group, Inc.	10/01/04	12.00	10.50	9.40	20.00
Atlantic Coast Federal Corporation	10/05/04	17.50	24.80	29.30	42.00
PSB Holdings, Inc.	10/05/04	5.00	6.30	4.50	3.60
Home Federal Bancorp, Inc. (Idaho)	12/07/04	24.90	28.00	23.30	27.30
Abington Community Bancorp, Inc.	12/17/04	33.50	33.00	29.00	26.50
Lincoln Park Bancorp	12/20/04	10.00	12.50	0.20	(9.50)
Ocean Shore Holding Co.	12/22/04	21.50	22.50	6.30	17.00
SFSB, Inc.	12/31/04	7.50	0.00	(0.50)	(8.00)
Georgetown Bancorp, Inc.	01/06/05	2.00	0.00	0.50	(9.50)
BV Financial, Inc.	01/14/05	(6.50)	(4.00)	(1.50)	(13.00)
Home Federal Bancorp, Inc. of Louisiana	01/21/05	(1.00)	0.00	(0.80)	(2.00)
Kearny Financial Corp.	02/24/05	13.90	14.30	10.80	25.00
Kentucky First Federal Bancorp	03/03/05	7.90	11.00	12.40	1.00
Prudential Bancorp, Inc. of Pennsylvania	03/30/05	(1.50)	(6.50)	(12.50)	20.00
Brooklyn Federal Bancorp, Inc.	04/06/05	(0.50)	(0.10)	(5.00)	19.00
FedFirst Financial Corporation	04/07/05	(6.60)	(7.10)	(14.50)	(11.00)
Rockville Financial, Inc.	05/23/05	4.80	10.50	19.60	31.70
North Penn Bancorp, Inc.	06/02/05	10.00	2.50	1.50	1.80
Colonial Bankshares, Inc.	06/30/05	6.00	6.90	7.50	11.00
Heritage Financial Group	06/30/05	7.50	7.20	9.30	10.10
United Financial Bancorp	07/13/05	17.50	15.70	17.00	15.80
Ottawa Savings Bancorp	07/15/05	10.00	5.00	7.00	6.00

	AVERAGE	8.84	8.74	6.83	10.93
	MEDIAN	7.90	7.20	6.30	11.00
None of the transactions contained in this table involved issuers that are part of the “peer group” of 10 publicly traded savings institutions included by Keller & Company in its appraisal.
     The table above presents only short-term historical information on stock price performance, which may not be indicative of the longer-term performance of such stock prices. The data presented in the table is not intended to predict how our shares of common stock may perform following the offering. The historical information in the table may not be meaningful to you because the data were calculated using a small sample.
     You should bear in mind that stock price appreciation or depreciation is affected by many factors. There can be no assurance that our stock price will not trade below $10.00 per share. Of these 23 initial public offerings, 6 were trading below their initial offering price on September 14, 2005. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the section entitled “Risk Factors” beginning on page 13.
     Keller & Company advised our board of directors that the appraisal was prepared based on guidelines provided by the Office of Thrift Supervision entitled “Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization.” That methodology requires a valuation based on an analysis of the financial condition and performance of selected publicly traded savings institutions whose stocks have traded for at least one year prior to the valuation date compared to our financial condition and performance. Keller & Company also gave consideration to the market conditions for securities in general and for publicly traded savings institution stocks in particular, but such conditions were not relied upon as a primary valuation methodology. Keller & Company also reviewed the aftermarket trading experience of recent transactions, but that factor was not relied upon as part of the valuation methodology. Considering that the recent offerings were completed in a variety of different market conditions and in different geographic areas, our board of directors did not consider the recent offering data particularly relevant to our appraisal. The table above is not intended to be indicative of how our stock may perform. Stock appreciation is affected by many factors, including, but not limited to, the factors set forth below. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “RISK FACTORS” generally beginning on page 13. THERE CAN BE NO ASSURANCE THAT OUR STOCK PRICE WILL NOT TRADE BELOW $10.00 PER SHARE, AS HAS BEEN THE CASE FOR SOME MUTUAL HOLDING COMPANY OFFERINGS. Although the stock prices for the companies in the above table have, on average, increased during the period presented, data represented in the table may not be meaningful to investors in our stock for several reasons, including:
•	the data were calculated using a small sample;

•	the transactions from which the data were derived occurred primarily during a low market interest rate environment, during which time the trading prices for financial institution stocks typically increase;

•	if interest rates rise, our net interest income and the value of our assets could be reduced, which could negatively affect our stock price. See “RISK FACTORS — Rising interest rates may hurt our profits” on page 14; and

•	stock prices will be affected by general market conditions, the interest rate environment, merger or takeover transactions, speculative market pressures and other unforeseeable events. See “RISK FACTORS — There will be a limited market for our common stock, which may lower our stock price” on page 16; and “ — Our stock price may decline when trading commences” on page 15.
               Finally, a particular company’s stock price is subject to various factors, including the amount of proceeds a company raises, the quality of management and management’s ability to deploy the proceeds (such as through investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases).
Subscription Offering and subscription rights
               Under the plan of reorganization, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:
•	depositors of Greenville Federal with account balances of at least $50 as of the close of business on March 31, 2004 (“Eligible Account Holders”);

•	tax-qualified employee plans;

•	depositors of Greenville Federal with account balances of at least $50.00 as of the close of business on September 30, 2005 (“Supplemental Eligible Account Holders”); and

•	depositors of Greenville Federal as of the close of business on October 27, 2005, and certain borrowers of Greenville Federal, other than Eligible

Account Holders or Supplemental Eligible Account Holders (“Other Members”).
     All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum and minimum purchase limitations set forth in the plan of reorganization and as described below under “— Limitations on stock purchases.”
     Priority Category 1: Eligible Account Holders. Each depositor who has at least $50 on deposit at Greenville Federal at the close of business on March 31, 2004 (“Eligible Account Holders”) will receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:
(1)	$150,000, or 15,000 shares of common stock;

(2)	one-tenth of one percent (.10%) of the total offering of shares; or

(3)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on March 31, 2004.
     Purchases in this category are subject to overall purchase limitations set forth below.
     If sufficient shares are not available, shares will be allocated first to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make the subscriber’s total allocation, to the extent possible, equal to the lesser of (i) 100 shares or (ii) the number of shares subscribed for. Thereafter, unallocated shares will be allocated among each subscribing Eligible Account Holder pro rata in the same proportion that his qualifying deposit bears to the total qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. The subscription rights of Eligible Account Holders who are also directors or officers of Greenville Federal or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits of their director or officer in the year preceding March 31, 2004.
     To ensure proper allocation of stock, each subscriber must list on the subscription order form all accounts in which the subscriber has an ownership interest. Failure to list all accounts on the order form could result in your receiving fewer shares of stock than you would have received if you had listed all accounts.
     Priority Category 2: Tax-Qualified Employee Plans. Tax-qualified employee plans of Greenville Federal and Greenville Federal Financial Corporation will be entitled to receive nontransferable subscription rights to purchase up to 10% of the shares of common stock of Greenville Federal Financial Corporation. We intend to cause the ESOP to purchase a number of shares equal to 8.7% of the number of shares sold in the offering. Subscriptions by the ESOP will not be aggregated with shares purchased directly by or otherwise attributable to any other participants in the offering, including subscriptions of any of the directors, officers, employees or associates of Greenville Federal.
     Subscription rights received pursuant to this category will be subordinated to all rights received by Eligible Account Holders; provided, however, that the tax-qualified employee plans will have a first priority subscription right to the extent that the total number of shares of Greenville Federal Financial Corporation common stock sold in the offering exceeds the maximum of the estimated valuation range.
     Priority Category 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the tax-qualified employee plans, each depositor with $50 or more on deposit as of the close of business on September 30, 2005 (“Supplemental Eligible Account Holders”), will receive nontransferable subscription rights to subscribe for up to the greater of:
(1)	$150,000, or 15,000 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares; or

(3)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Greenville Federal, in each case on September 30, 2005.
     Subscription rights received pursuant to this category shall be subordinated to all subscription rights received by Eligible Account Holders and tax-qualified employee plans pursuant to priority category nos. 1 and 2.
     In the event of an oversubscription for shares under this priority category, the shares available shall be allocated first to permit each subscribing Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of: (i) 100 shares, or (ii) the number of shares subscribed for. Thereafter the unallocated shares shall be allocated among each subscribing Supplemental Eligible Account Holder pro rata in the same proportion that his qualifying deposit bears to the total qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unsatisfied.

     Preference Category No. 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of the subscriptions of Eligible Account Holders, tax-qualified plans and Supplemental Eligible Account Holders, each member of Greenville Federal as of the close of business on October 27, 2005, will receive non-transferable subscription rights to subscribe for shares of Greenville Federal Financial Corporation common stock up to the greater of the following amounts:
(1)	$150,000, or 15,000 shares of common stock; or

(2)	one-tenth of one percent of the total offering of shares of common stock in the offering.
     In the event of an oversubscription for shares within this priority category, the shares available will be allocated among the subscribing Other Members pro rata in the same proportion that the subscriber’s number of votes on October 27, 2005, bears to the total number of votes on that date of all subscribing members on that date. The number of votes shall be determined based on Greenville Federal’s mutual charter and bylaws in effect on the date of the special meeting, as well as applicable Office of Thrift Supervision regulations that provide voting rights to borrowers as of March 20, 1986, whose loans as of March 20, 1986, are still outstanding on October 27, 2005.
     Direct community offering. To the extent any shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, tax-exempt employee plans, Supplemental Eligible Account Holders and Other Members, we may offer shares to members of the public. We will give preference to natural persons residing in Darke County, Ohio. The direct community offering, if any, will commence concurrently with, during or promptly after the Subscription Offering. The purchase price per share to the general public in a direct community offering will be the same as the subscription price.
     No Person may subscribe for or purchase more than $150,000 of stock in the direct community offering, if any. Further, we may limit total subscriptions so as to assure that the number of shares available for the public offering may be up to a specified percentage of the number of shares of Greenville Federal Financial Corporation stock. Finally, we may reserve shares offered in the direct community offering for sales to institutional investors.
     In the event of an oversubscription for shares in the direct community offering, shares may be allocated (to the extent shares remain available) first to cover orders of natural persons residing in the local community, then to cover the orders of any other person subscribing for shares in the direct community offering so that each such Person may receive 1,000 shares, and thereafter, on a pro rata basis to such persons based on the amount of their respective subscriptions. In the event that orders for stock in any of the categories exceed the number of shares available for sale, shares may be allocated on a pro rata basis within a category based on the amount of the respective orders. We may, in our sole discretion, reject subscriptions, in whole or in part, received from any person in the direct community offering. Further, we may elect to forego a direct community offering and instead effect a public offering as described below.
     Public offering. Any shares of stock not sold in the Subscription Offering or in the direct community offering, if any, may then be sold through Keefe, Bruyette & Woods, Inc., to selected members of the general public. It is expected that this public offering will commence as soon as practicable after termination of the Subscription Offering and the direct community offering, if any. We may, in our sole discretion, reject any subscription, in whole or in part, received in the public offering. The public offering will be completed within 90 days after the termination of the Subscription Offering, unless extended. No person may purchase more than $150,000 of stock in the public offering, if any.
     Keefe, Bruyette & Woods, Inc., may enter into other agreements with selected dealers to assist in the sale of the stock in the public offering. No orders may be placed or filled by or for a selected dealer during the Subscription Offering. After the close of the Subscription Offering, Keefe, Bruyette & Woods, Inc., will instruct selected dealers as to the number of shares to be allocated to each selected dealer. Only after the close of the Subscription Offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the Subscription Offerings and the direct community offering, selected dealers may only solicit indications of interest from their customers to place orders with us as of a certain order date for the purchase of stock. When and if we believe, in consultation with Keefe, Bruyette & Woods, Inc., that enough indications of interest and orders have not been received in the subscription and community offerings to consummate the offering, we will instruct Keefe, Bruyette & Woods, Inc., to request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmation of the orders to customers on the next business day after the order date. Selected dealers will debit the accounts of their customers on the settlement date, which date will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their accounts on but not before the settlement date. On the settlement date, selected dealers will remit funds to the account established for each selected dealer. Each customer’s funds so forwarded to us, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable FDIC regulations. After payment has been received by us from selected dealers, funds will earn interest at our savings account rate until the completion or termination of the offering. Funds will be promptly returned, with interest, in the event the offering is not completed.
     Limitations on stock purchases. In addition to the limitations within each priority category, the following limitations apply:
(1)	no fewer than 25 shares of common stock may be purchased, to the extent shares are available;

(2)	no person may subscribe for or purchase in the offering more than $150,000 of stock; and

(3)	no person together with any “associates” or group of persons “acting in concert” may subscribe for or purchase in the offering more than $200,000 of stock; and

The term “associate” is used to indicate any of the following relationships with a person:
•	any corporation or organization (other than Greenville Federal, Greenville Federal Financial Corporation, Greenville Federal MHC or a majority-owned subsidiary of any of them) of which such person is a director, officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities;

•	any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity;

•	any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of Greenville Federal, Greenville Federal Financial Corporation, Greenville Federal MHC, or any subsidiary or affiliate of any of them; and

•	any person acting in concert with any of the persons or entities specified above.
     The definition of “associate” does not, however, include the relationship of any employee plan to any director or officer of Greenville Federal, Greenville Federal Financial Corporation, or Greenville Federal MHC. With respect to persons other than officers and directors of Greenville Federal, we may in our sole discretion determine the persons that are associates of other persons.
The term “acting in concert” means:
•	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal, whether or not pursuant to an express agreement;

•	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise; or

•	a person or company which acts in concert with another person or company (“other party”) shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated.
(4)	no officer or director and his or her associates, exclusive of any stock acquired by such persons in the secondary market, may purchase more than the lesser of (i) $150,000 individually or $200,000 with his or her associates or as a group acting in concert; (ii) 4.9% of the shares issued in the offering, including those issued to Greenville Federal MHC; or (iii) 4.9% of Greenville Federal Financial Corporation’s stockholders’ equity at the close of the reorganization. For purposes of this paragraph (4) and paragraph (6) below, in calculating the number of shares held by any officer or director or his or her associates, shares to be held by any tax-qualified employee plan or non-tax-qualified employee plan that are attributable to such persons shall not be counted;
(5)	the only stock benefit plan of Greenville Federal, Greenville Federal Financial Corporation, or Greenville Federal MHC that will be permitted to purchase shares in the offering will be the ESOP. The ESOP may purchase up to 10% of the shares issued in the offering, excluding shares issued to Greenville Federal MHC; and

(6)	the maximum amount of stock that may be purchased in the offering by all officers and directors and their associates, exclusive of any stock acquired by such persons in the secondary market, shall not exceed 33% of the shares of stock held by persons other than Greenville Federal MHC at the close of the offering or exceed 33% of the stockholders’ equity of Greenville Federal Financial Corporation held by persons other than Greenville Federal MHC at the close of the offering. For purposes of this paragraph (6), in calculating the number of shares held by officers and directors and their associates, shares held by any tax-qualified employee plans that are attributable to such persons shall not be included.
     Depending upon market and financial conditions, the boards of directors of Greenville Federal Financial Corporation and Greenville Federal, with the approval of the Office of Thrift Supervision and without further approval of the members, may increase or decrease any of the above purchase limitations. Should we increase the maximum purchase limitation, persons who previously subscribed for the maximum number of shares will be given the opportunity to subscribe for additional shares.
     We have made reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock in the offering reside. However, no such person will be issued subscription rights in the offering or be permitted to purchase stock if such person resides in a foreign country or in a state of the United States with respect to which we have determined not to register the sale of the stock because any of the following apply: (a) a small number of persons otherwise eligible to subscribe for Greenville Federal Financial Corporation stock reside in such state; (b) the issuance of subscription rights or the offer or sale of stock to such persons would require Greenville Federal Financial Corporation, under the securities laws of such state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify its securities for sale in such state; or (c) such registration or qualification would be impracticable for reasons of cost or otherwise.
Marketing arrangements
     Greenville Federal Financial Corporation and Greenville Federal have retained Keefe, Bruyette & Woods, Inc., to consult with and to advise Greenville Federal, and to assist Greenville Federal Financial Corporation, on a best efforts basis, in the distribution of the shares of common stock in the Subscription Offering and direct community offering. The services that Keefe, Bruyette & Woods, Inc., will provide include, but are not limited to:
•	training the employees of Greenville Federal who will perform certain ministerial functions in the Subscription Offering and direct community offering regarding the mechanics and regulatory requirements of the stock offering process;

•	managing the stock information centers by assisting interested stock subscribers and by keeping records of all stock orders;

•	preparing marketing materials; and

•	assisting in the solicitation of proxies from Greenville Federal’s members for use at the special meeting.
     For its services, Keefe, Bruyette & Woods, Inc., will receive a management fee of $25,000 and a success fee of 1.35% of the aggregate purchase price of the shares of Greenville Federal Financial Corporation common stock sold in the Subscription Offering and direct community offering. The success fee paid to Keefe, Bruyette & Woods, Inc., will be reduced by the amount of the management fee. In the event that selected dealers are used to assist in the sale of shares of Greenville Federal Financial Corporation common stock in the direct community offering, Keefe, Bruyette & Woods, Inc., will be paid a fee of up to 5.5% of the total purchase price of the shares sold by such dealers, from which Keefe, Bruyette & Woods, Inc., will pay the dealers. Greenville Federal has agreed to indemnify Keefe, Bruyette & Woods, Inc., against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe, Bruyette & Woods, Inc., may be required to make in connection with any such claims or liabilities. In addition, Keefe, Bruyette & Woods, Inc., will be reimbursed for the fees of its legal counsel in an amount not to exceed $35,000 and other reasonable out-of-pocket expenses, which are expected to be $10,000.
     Sales of shares of Greenville Federal Financial Corporation common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods, Inc., or by the broker-dealers managed by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc., has undertaken that the shares of Greenville Federal Financial Corporation common stock will be sold in a manner that will ensure that the distribution standards of the NASDAQ Stock Market will be met. A stock information center will be established at the main office of Greenville Federal in Greenville, Ohio. Greenville Federal Financial Corporation will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of Greenville Federal Financial Corporation common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of Greenville Federal Financial Corporation common stock in those states where the law permits. No officer, director or employee of Greenville Federal Financial Corporation or Greenville Federal will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for purchasing shares in the Subscription Offering
     To ensure that each purchaser receives a prospectus at least 48 hours before the subscription period ends at noon on December 13, 2005 (unless extended), in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.
     To purchase shares in the Subscription Offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Greenville Federal, must be received by Greenville Federal by noon, Eastern Standard Time, on December 13, 2005, unless the subscription period is extended. In addition, Greenville Federal Financial Corporation and Greenville Federal will require a prospective purchaser to execute a certification in the form required by applicable Office of Thrift Supervision regulations in connection with any sale of common stock. Order forms that are not received by this time or are executed defectively or are received without full payment or appropriate withdrawal instructions are not required to be accepted. In addition, Greenville Federal will not accept orders submitted on photocopied or facsimiled order forms nor order forms unaccompanied by an executed certification form. Greenville Federal has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent that it will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of Greenville Federal, unless the reorganization has not been completed within 45 days after the end of the Subscription Offering, or this period has been extended.
     In order to ensure that Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (March 31, 2004) or the Supplemental Eligibility Record Date (September 30, 2005) and depositors and certain borrowers as of the close of business on the voting record date (October 27, 2005) must list all accounts with Greenville Federal on the stock order form giving all names in each account and the account numbers.
     Payment for subscriptions may be made:
•	by check or money order payable to Greenville Federal Financial Corporation;

•	by authorization of withdrawal from deposit accounts maintained with Greenville Federal (including a certificate of deposit); or

•	in cash, if delivered in person at any full-service banking office of Greenville Federal, although we request that you exchange cash for a check with any of Greenville Federal’s tellers.
     No wire transfers or third-party checks will be accepted. Funds received before completion of the offering up to the minimum of the offering range will be held by Greenville Federal. Funds received in excess of the minimum of the offering range may be maintained at Greenville Federal or, at our discretion, in an escrow account at an independent insured depository institution. However, in no event shall we maintain more than one escrow account. Interest will be paid on payments made by cash, check or money order at our then-current savings account yield from the date payment is received until completion of the offering. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of Greenville Federal Financial Corporation common stock has been sold or the plan of reorganization is terminated, whichever is earlier.
     If a subscriber authorizes Greenville Federal to withdraw the amount of the purchase price from his deposit account, Greenville Federal will do so as of the effective date of the reorganization. Greenville Federal will waive any applicable penalties for early withdrawal from certificate accounts.
     In the event of an unfilled amount of any subscription order, Greenville Federal will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the offering. If for any reason the offering is not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at Greenville Federal.
     If any tax-qualified employee plans or non-tax-qualified employee plans subscribe for shares during the Subscription Offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather, may pay for shares of common stock subscribed for at the purchase price upon completion of the Subscription Offering and direct community offering, if all shares are sold, or upon completion of the public offering if shares remain to be sold in such offering. In the event that, after the completion of the Subscription Offering, the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the tax-qualified and non-tax-qualified employee plans will be entitled to increase their subscriptions by a percentage equal to the percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range, provided that such subscription will continue to be subject to applicable purchase limits and stock allocation procedures.
     Owners of self-directed individual retirement accounts (“IRAs”) and Coverdell education savings accounts (“Coverdell Accounts”) may be able to use the assets of their IRAs and Coverdell Accounts to purchase shares of Greenville Federal Financial Corporation common stock in the Subscription Offering and direct community offering if a trustee independent of Greenville Federal will accept a transfer of the accounts and permit the investment. Applicable law requires that officers, directors and 10% stockholders who use self-directed IRA funds or Coverdell Accounts to purchase shares of common stock in the offerings make such purchases for the exclusive benefit of the IRAs or Coverdell Accounts. IRAs or Coverdell Accounts at Greenville Federal must be transferred to a self-directed IRA or a Coverdell Account with an unaffiliated trustee in order to purchase common stock in the offering. The transfer of funds to a new trustee takes time, so please contact the Stock Information Center or your broker to make arrangements as soon as possible.
     The records of Greenville Federal will be deemed to control with respect to all matters related to the existence of subscription rights and a person’s right to purchase shares of common stock in the Subscription Offering.

Restrictions on transfer of subscription rights and shares
     Pursuant to the rules and regulations of the Office of Thrift Supervision, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of reorganization or the shares of common stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for such person’s account. Each person exercising such subscription rights will be required to certify that the person is purchasing shares solely for the person’s own account and that such person has no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the reorganization.
     Greenville Federal will refer to the Office of Thrift Supervision any situations that it believes may involve a transfer of subscription rights and will not honor orders believed by it to involve the transfer of such rights.
Delivery of certificates
     Greenville Federal Financial Corporation’s transfer agent will mail certificates representing common stock issued in the offering to the persons entitled to them at the addresses of such persons appearing on the stock order forms as soon as practicable following completion of the reorganization. Any certificates returned as undeliverable will be held by Greenville Federal Financial Corporation until claimed by persons legally entitled to them or will be otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, the subscribers may not be able to sell the common stock for which they have subscribed, even though trading of the common stock may have commenced.
Required approvals
     Various approvals of the Office of Thrift Supervision are required in order to consummate the reorganization. The Office of Thrift Supervision has approved the plan of reorganization, subject to approval by Greenville Federal’s members and other standard conditions. Greenville Federal Financial Corporation’s holding company application has also been approved.
     Greenville Federal Financial Corporation is required to make certain filings with state securities regulatory authorities in connection with the issuance of Greenville Federal Financial Corporation common stock in the offering.
Restrictions on purchase or transfer of shares after the reorganization
     All shares of common stock purchased in connection with the reorganization by a director or an executive officer of Greenville Federal Financial Corporation and Greenville Federal will be subject to a restriction that the shares not be sold for a period of one year following the reorganization except in the event of the death of the director or officer or pursuant to a merger or similar transaction approved by the Office of Thrift Supervision. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date within this one-year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.
     Directors, executive officers and their associates may purchase common stock of Greenville Federal Financial Corporation during the three-year period following completion of the reorganization only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of Greenville Federal Financial Corporation’s outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.
     Pursuant to Office of Thrift Supervision regulations, Greenville Federal Financial Corporation may not, for a period of one year following completion of this offering, repurchase shares of the common stock except on a pro rata basis, pursuant to an offer approved by the Office of Thrift Supervision and made to all stockholders, or through open market purchases of up to five percent of the outstanding stock where extraordinary circumstances exist.
Proposed purchases by management
     The following table sets forth the number of shares of Greenville Federal Financial Corporation, the aggregate purchase price, and the percent of the shares that would be sold at the midpoint of the estimated valuation range, our directors and senior executive officers anticipate purchasing in the offering, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts and by associates.

	Number	Aggregate	Percent
Name	of shares	purchase price	at midpoint
David Feltman	13,000	$130,000	1.07%

David M. Kepler	20,000	200,000	1.65

George S. Luce, Jr.	20,000	200,000	1.65

Richard J. O’Brien	5,000	50,000	0.41

Eunice F. Steinbrecher	15,000	150,000	1.23

James W. Ward	20,000	200,000	1.65

David R. Wolverton	20,000	200,000	1.65

Susan J. Allread	2,500	25,000	0.21

All directors and senior executive officers as a group (8 persons)	115,500	$1,155,000	9.51%

RESTRICTIONS ON ACQUISITION OF GREENVILLE FEDERAL FINANCIAL CORPORATION AND GREENVILLE FEDERAL
     The principal federal regulatory restrictions that affect the ability of any person, firm or entity to acquire Greenville Federal Financial Corporation, Greenville Federal or their respective capital stock are described below. Also discussed are certain provisions in Greenville Federal Financial Corporation’s charter and bylaws that may be deemed to affect the ability of a person, firm or entity to acquire Greenville Federal Financial Corporation.
Federal law
     The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days prior written notice. The Home Owners’ Loan Act provides that no company may acquire “control” of a savings institution without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated “control factors” are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition of control if:
•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.
These restrictions do not apply to the acquisition of a savings institution’s capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.
     For a period of three years following completion of the reorganization, Office of Thrift Supervision regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Greenville Federal Financial Corporation or Greenville Federal without Office of Thrift Supervision approval.

Charter and Bylaws of Greenville Federal Financial Corporation
     The following discussion is a summary of certain provisions of the charter and bylaws of Greenville Federal Financial Corporation that relate to corporate governance. The description is necessarily general and qualified by reference to the charter and bylaws.
     Classified board of directors. Certain provisions of Greenville Federal Financial Corporation’s charter and bylaws will impede changes in majority control of the board of directors. Greenville Federal Financial Corporation’s charter provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms, except for the initial directors. It will therefore take two annual elections to replace a majority of Greenville Federal Financial Corporation’s board.
     Authorized but unissued shares of capital stock. Following the stock offering, Greenville Federal Financial Corporation will have authorized but unissued shares of preferred stock and common stock. Although these shares could be used by the board of directors of Greenville Federal Financial Corporation to make it more difficult or to discourage an attempt to obtain control of Greenville Federal Financial Corporation through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes because Greenville Federal MHC owns a majority of the common stock of Greenville Federal Financial Corporation.
     How shares are voted. Greenville Federal Financial Corporation’s charter provides that there will not be cumulative voting by stockholders for the election of Greenville Federal Financial Corporation’s directors. No cumulative voting rights means that Greenville Federal MHC, as the holder of a majority of the shares eligible to be voted at a meeting of stockholders, may elect all directors of Greenville Federal Financial Corporation to be elected at that meeting. This could prevent minority stockholder representation on Greenville Federal Financial Corporation’s board of directors.
     Restrictions on acquisitions of shares. Greenville Federal’s charter provides that for a period of five years from the closing of the stock issuance, no person other than Greenville Federal Financial Corporation and Greenville Federal MHC may offer directly or indirectly to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Greenville Federal Financial Corporation. This provision does not apply to any tax-qualified employee benefit plan of Greenville Federal or Greenville Federal Financial Corporation or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Greenville Federal Financial Corporation or any of its subsidiaries so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner of more than 10% of any class of equity securities of Greenville Federal Financial Corporation. In addition, during this five-year period, all shares owned over the 10% limit may not be voted in any matter submitted to stockholders for a vote. The inclusion of this provision in Greenville Federal’s charter is deemed to restrict the acquisition and voting of shares of Greenville Federal Financial Corporation.
     Procedures for stockholder nominations. Greenville Federal Financial Corporation’s bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the Secretary of Greenville Federal Financial Corporation at least five days before the date of the annual meeting. The bylaws further provide that if a stockholder wanting to make a nomination or a proposal for new business does not follow the prescribed procedures, the proposal will not be considered until an adjourned, special, or annual meeting of the stockholders taking place 30 days or more thereafter. Management believes that it is in the best interests of Greenville Federal Financial Corporation and its stockholders to provide enough time for management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.
Benefit plans
     In addition to the provisions of Greenville Federal Financial Corporation’s charter and bylaws described above, benefit plans of Greenville Federal Financial Corporation and Greenville Federal intended to be adopted after completion of this offering contain provisions which also may discourage hostile takeover attempts that the board of directors of Greenville Federal might conclude are not in the best interests of Greenville Federal MHC, Greenville Federal Financial Corporation and Greenville Federal or of Greenville Federal Financial Corporation’s stockholders. For a description of the benefit plans and the provisions of these plans relating to changes in control of Greenville Federal Financial Corporation or Greenville Federal, see “MANAGEMENT - Benefits.”
DESCRIPTION OF CAPITAL STOCK OF
GREENVILLE FEDERAL FINANCIAL CORPORATION
General
     Greenville Federal Financial Corporation is authorized to issue 8,000,000 shares of common stock having a par value of $.01 per share and 1,000,000 shares of preferred stock having a par value of $0.01 per share. Greenville Federal Financial Corporation currently expects to issue up to a maximum of 1,397,250 shares of common stock, or 1,606,837 shares in the event that the maximum of the estimated offering range is increased by 15%, and no shares of preferred stock in the reorganization. Each share of Greenville Federal Financial Corporation’s common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock in accordance with the plan of reorganization, all of the stock will be duly authorized, fully paid and nonassessable. Presented below is a description of all aspects of Greenville Federal Financial Corporation’s capital stock which are deemed material to an investment decision with respect to the reorganization.
     The common stock of Greenville Federal Financial Corporation will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common stock
     Distributions. Greenville Federal Financial Corporation can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of Greenville Federal Financial Corporation will be entitled to receive and share equally in these dividends as they may be declared by the board of directors of Greenville Federal Financial Corporation out of funds legally available for such purpose. If Greenville Federal Financial Corporation issues preferred stock, the holders of such preferred stock may have a priority over the holders of the common stock with respect to dividends. See “Our Plans Regarding Dividends.”
     Voting rights. Upon the effective date of the reorganization, the holders of common stock of Greenville Federal Financial Corporation will possess exclusive voting rights in Greenville Federal Financial Corporation. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Directors will be elected, therefore, by a plurality of the shares actually voting on the matter. Under certain circumstances, shares in excess of 10% of the issued and outstanding shares of common stock may be considered “excess shares” and, accordingly, not be entitled to vote. See “Restrictions on Acquisition of Greenville Federal Financial Corporation and Greenville Federal.” If Greenville Federal Financial Corporation issues preferred stock, holders of the preferred stock may also possess voting rights.
     Liquidation. In the event of any liquidation, dissolution or winding up of Greenville Federal, Greenville Federal Financial Corporation, as holder of Greenville Federal’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Greenville Federal, including all deposit accounts and accrued interest thereon and the liquidation account established as part of this offering, all assets of Greenville Federal available for distribution. In the event of liquidation, dissolution or winding up of Greenville Federal Financial Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Greenville Federal Financial Corporation available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.
     Rights to buy additional shares. Holders of the common stock of Greenville Federal Financial Corporation will not be entitled to preemptive rights with respect to any shares that may be issued. Preemptive rights are the priority right to buy additional shares if Greenville Federal Financial Corporation issues more shares in the future. Therefore, if additional shares are issued by Greenville Federal Financial Corporation without the opportunity for existing stockholders to purchase more shares, a stockholder’s ownership interest in Greenville Federal Financial Corporation may be subject to dilution. The common stock is not subject to redemption.
Preferred stock
     None of the shares of Greenville Federal Financial Corporation’s authorized preferred stock will be issued in the reorganization. This stock may be issued with preferences and designations as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and reorganization rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Greenville Federal Financial Corporation has no present plans to issue preferred stock.
TRANSFER AGENT
     The transfer agent for Greenville Federal Financial Corporation common stock is Illinois Stock Transfer Company, 209 West Jackson Boulevard, Suite 903, Chicago, Illinois 60606.
EXPERTS
     Greenville Federal’s financial statements as of June 30, 2005 and 2004, and for each of the two years in the period ended June 30, 2005, included in this prospectus have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon the report of this firm given upon the authority as experts in accounting and auditing.
     Keller & Company has consented to the publication in this prospectus of the summary of its report to Greenville Federal setting forth its opinion as to the estimated pro forma market value of the common stock upon reorganization and its letter with respect to subscription rights.
LEGAL AND TAX OPINIONS
     The legality of the common stock and the federal and Ohio income tax consequences of the reorganization have been passed upon for Greenville Federal and Greenville Federal Financial Corporation by their legal counsel, Vorys, Sater, Seymour and Pease LLP, 52 E. Gay Street, Columbus, Ohio 45215. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc., by Squire, Sanders & Dempsey L.L.P.
ADDITIONAL INFORMATION
     Greenville Federal Financial Corporation has filed with the Securities and Exchange Commission (the “SEC”) a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Greenville Federal Financial Corporation. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document.

Greenville Federal also maintains a website (http://www.greenvillefederal.com) which contains various information about Greenville Federal.
     Greenville Federal has filed a Mutual Holding Company Application on Form MHC-1 and a Holding Company Application on Form H-(e)1 with the Office of Thrift Supervision with respect to the reorganization. This prospectus omits certain information contained in those applications. The applications may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Northeast Regional Office of the Office of Thrift Supervision located at Harborside Financial Center Plaza Five, Suite 1600, Jersey City, New Jersey 07311.
     In connection with the reorganization, Greenville Federal Financial Corporation will register its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, Greenville Federal Financial Corporation and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of reorganization, Greenville Federal Financial Corporation has undertaken that it will not terminate this registration for a period of at least three years following the reorganization.
     A copy of the plan of reorganization, the charter and bylaws of Greenville Federal Financial Corporation and Greenville Federal are available without charge from Greenville Federal. Requests for such information should be directed to: Stockholder Relations, Greenville Federal, 690 Wagner Avenue, Greenville, Ohio 45331.
     You should rely only on the information contained in this document or the information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered by this document to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Greenville Federal Savings and Loan Association, Greenville Federal Financial Corporation or Greenville Federal MHC may change after the date of this prospectus. Delivery of this document and the sales of shares made under this document does not mean otherwise.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
CONSOLIDATED FINANCIAL STATEMENTS
The financial statements of Greenville Federal Financial Corporation are not presented as the corporation was not active during any of the periods presented.
All financial statement schedules are omitted because the required information either is not applicable or is shown in the financial statements or in the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Greenville Federal Savings and Loan Association
We have audited the accompanying consolidated statements of financial condition of Greenville Federal Savings and Loan Association as of June 30, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Association’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Association is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Association’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greenville Federal Savings and Loan Association as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/GRANT THORNTON LLP
Cincinnati, Ohio
August 18, 2005

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 and 2004
(In thousands)

	2005	2004
ASSETS
Cash and due from banks	$2,119	$1,826
Interest-bearing deposits in other financial institutions	1,597	6,076

Cash and cash equivalents	3,716	7,902

Certificates of deposit in other financial institutions	—	297
Investment securities designated as available for sale — at market	15,717	15,404
Investment securities designated as held to maturity — at amortized cost, approximate market value of $17,852 and $18,763 at June 30, 2005 and 2004, respectively	18,050	18,999
Mortgage-backed securities designated as held to maturity - at amortized cost, approximate market value of $1,755 and $2,622 at June 30, 2005 and 2004, respectively	1,737	2,591
Loans receivable — net	78,189	72,597
Office premises and equipment — at depreciated cost	2,133	2,276
Real estate acquired through foreclosure	81	66
Stock in Federal Home Loan Bank — at cost	1,769	1,693
Cash surrender value of life insurance	3,571	3,435
Accrued interest receivable on loans	418	417
Accrued interest receivable on mortgage-backed securities	8	13
Accrued interest receivable on investment securities and other	146	146
Prepaid expenses and other assets	513	408
Prepaid federal income taxes	—	78

Total assets	$126,048	$126,322

LIABILITIES AND RETAINED EARNINGS
Deposits	$78,898	$83,957
Advances from the Federal Home Loan Bank	32,243	27,347
Advances by borrowers for taxes and insurance	333	317
Accrued interest payable	205	161
Other liabilities	589	667
Accrued federal income taxes	23	—
Deferred federal income taxes	98	200

Total liabilities	112,389	112,649

Commitments and contingencies	—	—

Retained earnings — restricted	13,866	13,795
Accumulated comprehensive loss — unrealized losses on securities designated as available for sale, net of related tax benefits	(207)	(122)

Total retained earnings	13,659	13,673

Total liabilities and retained earnings	$126,048	$126,322

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended June 30, 2005 and 2004
(In thousands)

	2005	2004
Interest income
Loans	$4,977	$4,718
Mortgage-backed securities	87	96
Investment securities	1,055	1,146
Interest-bearing deposits and other	126	170

Total interest income	6,245	6,130

Interest expense
Deposits	1,572	1,856
Borrowings	1,405	1,495

Total interest expense	2,977	3,351

Net interest income	3,268	2,779

Provision for losses on loans	216	29

Net interest income after provision for losses on loans	3,052	2,750

Other income (loss)
Customer service charges	492	475
Gain on sale of loans	—	41
Gain on sale of real estate acquired through foreclosure	24	8
Gain on redemption of investment security	329	—
Loss on sale of investment securities designated as available for sale	—	(60)
Other operating	247	195

Total other income	1,092	659

General, administrative and other expense
Employee compensation and benefits	2,181	2,014
Multi-employer pension plan termination fee	312	—
Occupancy and equipment	466	509
Franchise taxes	184	181
Data processing	395	349
Advertising	89	110
Charitable contributions	63	7
Other operating	415	433

Total general, administrative and other expense	4,105	3,603

Earnings (loss) before income tax credits	39	(194)

Federal income tax credits
Current	28	(24)
Deferred	(60)	(89)

Total federal income tax credits	(32)	(113)

NET EARNINGS (LOSS)	$71	$(81)

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended June 30, 2005 and 2004
(In thousands)

	2005	2004
Net earnings (loss)	$71	$(81)

Other comprehensive income (loss), net of related tax benefits:
Unrealized holding losses on securities during the year, net of tax benefits of $44 and $83 for the years ended June 30, 2005 and 2004, respectively	(85)	(162)

Reclassification adjustment for realized losses included in earnings, net of tax benefits of $20 for the year ended June 30, 2004	—	40

Comprehensive loss	$(14)	$(203)

Accumulated comprehensive loss	$(207)	$(122)

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the years ended June 30, 2005 and 2004
(In thousands)

Balance at July 1, 2003	$13,876

Unrealized losses on securities designated as available for sale, net of realized losses and related tax benefits	(122)

Net loss for the year ended June 30, 2004	(81)

Balance at June 30, 2004	13,673

Unrealized losses on securities designated as available for sale, net of related tax benefits	(85)

Net earnings for the year ended June 30, 2005	71

Balance at June 30, 2005	$13,659

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2005 and 2004
(In thousands)

	2005	2004
Cash flows from operating activities:
Net earnings (loss) for the year	$71	$(81)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Accretion and amortization of premiums and discounts on investment and mortgage-backed securities — net	—	1
Amortization of deferred loan origination fees	(81)	(102)
Depreciation and amortization	208	269
Amortization and impairment of mortgage servicing rights	9	85
Provision for losses on loans	216	29
Loss on sale of investment securities	—	60
Origination of loans for sale in the secondary market	—	(216)
Proceeds from sale of loans	—	1,543
Gain on sale of loans	—	(41)
Gain on sale of real estate acquired through foreclosure	(24)	(8)
Gain on redemption of investment security	(329)	—
Federal Home Loan Bank stock dividends	(76)	(66)
Increase in cash surrender value of life insurance	(136)	(139)
Increase (decrease) in cash due to changes in:
Accrued interest receivable on loans	(1)	19
Accrued interest receivable on mortgage-backed securities	5	8
Accrued interest receivable on investment securities and other	—	(14)
Prepaid expenses and other assets	(120)	(64)
Accrued interest payable	44	(64)
Other liabilities	(101)	(441)
Federal income taxes
Current	101	(24)
Deferred	(60)	(89)

Net cash provided by (used in) operating activities	(274)	646

Cash flows provided by (used in) investing activities:
Purchases of investment securities designated as available for sale	(440)	(436)
Purchases of investment securities designated as held to maturity	(2,050)	(20,000)
Proceeds from sale of investment securities designated as available for sale	—	5,000
Proceeds from redemption of investment securities	344	—
Proceeds from maturity of investment securities designated as held to maturity	3,000	28,945
Purchases of mortgage-backed securities designated as held to maturity	—	(1,000)
Proceeds from repayment of mortgage-backed securities	853	1,560
Loan principal repayments	19,430	27,233
Loan disbursements	(25,202)	(34,550)
Purchase of office premises and equipment	(65)	(314)
Proceeds from sale of real estate acquired through foreclosure	68	105
Purchase of bank-owned life insurance	—	(1,640)
Decrease in certificates of deposit in other financial insittutions	297	—

Net cash provided by (used in) investing activities	(3,765)	4,903

Net cash provided by (used in) operating and investing activities (subtotal carried forward)	(4,039)	5,549

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the years ended June 30, 2005 and 2004
(In thousands)

	2005	2004
Net cash provided by (used in) operating and investing activities (subtotal brought forward)	$(4,039)	$5,549

Cash flows provided by (used in) financing activities:
Net decrease in deposit accounts	(5,059)	(5,913)
Proceeds from Federal Home Loan Bank advances	9,000	3,000
Repayment of Federal Home Loan Bank advances	(4,104)	(7,343)
Advances by borrowers for taxes and insurance	16	216

Net cash used in financing activities	(147)	(10,040)

Net decrease in cash and cash equivalents	(4,186)	(4,491)

Cash and cash equivalents at beginning of year	7,902	12,393

Cash and cash equivalents at end of year	$3,716	$7,902

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest on deposits and borrowings	$2,933	$3,415

Federal income taxes	$—	$—

Supplemental disclosure of noncash investing activities:

Transfers from loans to real estate acquired through foreclosure	$391	$126

Loans originated upon sale of real estate acquired through foreclosure	$355	$—

Unrealized losses on securities designated as available for sale, net of related tax benefits	$(85)	$(162)

Recognition of mortgage servicing rights in accordance with SFAS No. 140	$—	$12

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2004
NOTE A — SUMMARY OF ACCOUNTING POLICIES
Greenville Federal Savings and Loan Association (the “Association”) is a federally-chartered mutual financial institution located in Greenville, Ohio. The Association conducts a general banking business in west-central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Association’s profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Association can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management’s control.
The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.
The following is a summary of the Association’s significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements.
1. Principles of Consolidation
The consolidated financial statements include the accounts of the Association and its wholly-owned subsidiary, Greenville Financial Service Corporation (“Greenville Financial”). Greenville Financial was incorporated for the primary purpose of holding shares in the Association’s data processing service provider, Intrieve, Inc. The principal assets of Greenville Financial at June 30, 2004, were an investment in common stock of Intrieve, Inc. and an intercompany cash balance, which totaled less than $30,000; Greenville Financial had no liabilities and insignificant historic results of operations. In April 2005, Intrieve, Inc. was acquired by John H. Harland Company. As a result, Greenville Financial received cash consideration of approximately $344,000 for its shares of Intreve, Inc., resulting in a pretax gain of $329,000.
2. Investment and Mortgage-Backed Securities
The Association accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at amortized cost only if the Association has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to retained earnings.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)
2. Investment and Mortgage-Backed Securities (continued)
Realized gains and losses on sales of securities are recognized using the specific identification method.
3. Loans Receivable
Loans held in the portfolio are stated at the principal balance outstanding, adjusted for deferred loan origination fees and costs and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management’s periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.
Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. The Association had no loans held for sale at June 30, 2005 and 2004.
The Association accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which requires that the Association recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.
SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Association, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the “economic” value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)
3. Loans Receivable (continued)
A summary of the Association’s mortgage servicing rights for the fiscal years ended June 30, 2005 and 2004 is as follows:

	2005	2004
	(In thousands)
Balance at beginning of year	$239	$312

Recognition of mortgage servicing rights on sale of loans	—	12

Amortization of mortgage servicing rights	(31)	(85)

Balance at end of year	$208	$239

Valuation allowance for impairment at beginning of year	$(24)	$(53)

Valuation allowance recovered	21	29

Valuation allowance for impairment at end of year	$(3)	$(24)

Net carrying value of mortgage servicing rights at end of year	$205	$215

At June 30, 2005 and 2004, the fair value of the Association’s mortgage servicing rights approximated the net carry values at the respective dates set forth above. Mortgage servicing rights are included within prepaid expenses and other assets on the consolidated statements of financial condition.
4. Loan Origination Fees and Costs
The Association accounts for loan origination fees and costs in accordance with SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.” Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)
5. Allowance for Loan Losses
It is the Association’s policy to provide valuation allowances for estimated losses on loans based upon past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary market area. When the collection of a loan becomes doubtful, or otherwise troubled, the Association records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan’s carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).
The Association accounts for impaired loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an alternative, at the loan’s observable market price or fair value of the collateral.
A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Association considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Association’s investment in multi-family, nonresidential and commercial loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried, as a practical expedient, at the lower of cost or fair value.
It is the Association’s policy to charge off, or provide a specific allowance on, unsecured credits that are more than 120 days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. The Association had no loans that would be defined as impaired at June 30, 2005 or 2004.
6. Office Premises and Equipment
Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be forty years for buildings and improvements, three to ten years for furniture and equipment, and five years for automobiles. An accelerated method is used for tax reporting purposes.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)
7. Real Estate Acquired through Foreclosure
Real estate acquired through foreclosure is carried at the lower of the loan’s unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties’ fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.
8. Federal Income Taxes
The Association accounts for federal income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes.” Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management’s estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management’s estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.
The Association’s principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for Federal Home Loan Bank stock dividends, deferred loan origination fees and costs, mortgage servicing rights and the allowance for loan losses. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.
9. Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions (including the Federal Home Loan Bank and the Federal Reserve Bank) with original terms to maturity of less than ninety days.
10. Fair Value of Financial Instruments
SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)
10. Fair Value of Financial Instruments (continued)
The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.
The following methods and assumptions were used by the Association in estimating its fair value disclosures for financial instruments at June 30, 2005 and 2004:
Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.
Certificates of deposit: The carrying amounts presented in the consolidated statements of financial condition for certificates of deposit are deemed to approximate fair value.
Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.
Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate, commercial and consumer loans. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.
Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.
Deposits: The fair value of checking and NOW accounts, savings accounts, and money market deposits is deemed to approximate the amount payable on demand at June 30, 2005 and 2004. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.
Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.
Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2005 and 2004, the fair value of loan commitments was not material.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)
10. Fair Value of Financial Instruments (continued)
Based on the foregoing methods and assumptions, the carrying value and fair value of the Association’s financial instruments are as follows at June 30:

	2005		2004
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	(In thousands)
Financial assets
Cash and cash equivalents	$3,716	$3,716	$7,902	$7,902
Certificates of deposit	—	—	297	297
Investment securities available for sale	15,717	15,717	15,404	15,404
Investment securities held to maturity	18,050	17,852	18,999	18,763
Mortgage-backed securities	1,737	1,755	2,591	2,622
Loans receivable	78,189	80,666	72,597	75,589
Federal Home Loan Bank stock	1,769	1,769	1,693	1,693

	$119,178	$121,475	$119,483	$122,270

Financial liabilities
Deposits	$78,898	$79,285	$83,957	$84,871
Advances from the Federal Home Loan Bank	32,243	31,290	27,347	27,491
Advances by borrowers for taxes and insurance	333	333	317	317

	$111,474	$110,908	$111,621	$112,679

11. Cash Surrender Value of Life Insurance
The cash surrender value of bank-owned life insurance policies represents the value of life insurance policies on certain officers of the Association for which the Association is the beneficiary. The Association accounts for these assets using the cash surrender value method in determining the carrying value of the insurance policies.
12. Advertising
Advertising costs are expensed when incurred.
13. Reclassifications
Certain prior year amounts have been reclassified to conform to 2005 consolidated financial statement presentation.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE A — SUMMARY OF ACCOUNTING POLICIES (continued)
14. Recent Accounting Developments
In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision to Statement of Financial Accounting Standards (“SFAS”) No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123(R) “Share Based Payment”, requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award – the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.
Initially, the cost of employee services received in exchange for an award of liability instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.
Excess tax benefits, as defined by SFAS No. 123(R) will be recognized as an addition to additional paid-in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid-in capital to which it can be offset.
Compensation cost is required to be recognized in the beginning of the first interim or annual period that begins after December 15, 2005, or July 1, 2006 as to the Association. The Association currently has no stock option or other share-based incentive plans that are subject to the provisions of SFAS No. 123(R). However, in connection with the Reorganization discussed in Note M, management contemplates that a stock option plan will be submitted to shareholders for a vote. If such plan is ratified by the shareholders, the Association will be required to expense stock option grants under the plan pursuant to SFAS No. 123(R).

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE B — INVESTMENT AND MORTGAGE-BACKED SECURITIES
The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at June 30 are shown below.

	June 30, 2005
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
	(In thousands)
Available for sale:
Asset management fund	$16,030	$—	$(313)	$15,717

Held to maturity:
Municipal obligations	$50	$—	$—	$50
Federal Home Loan Mortgage Corporation bonds	2,000	—	(6)	1,994
Federal National Mortgage Association bonds	7,000	—	(77)	6,923
Federal Home Loan Bank bonds	9,000	—	(115)	8,885

	$18,050	$—	$(198)	$17,852

	June 30, 2004
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
	(In thousands)
Available for sale:
Asset management fund	$15,590	$—	$(186)	$15,404

Held to maturity:
Federal Home Loan Mortgage Corporation bonds	$3,999	$3	$(29)	$3,972
Federal National Mortgage Association bonds	7,000	6	(78)	6,928
Federal Home Loan Bank bonds	8,000	—	(138)	7,862

	$18,999	$9	$(245)	$18,763

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE B — INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)
The amortized cost and estimated fair value of U.S. Government agency and municipal obligations held to maturity, by term to maturity at June 30, 2005 and 2004, are shown below.

	June 30, 2005
		Estimated
	Amortized	fair
	cost	value
	(In thousands)
Held to maturity:
Due within one year	$1,009	$1,002
Due after one year through three years	8,020	7,902
Due after three years through five years	9,021	8,948

Total held to maturity	$18,050	$17,852

	June 30, 2004
		Estimated
	Amortized	fair
	cost	value
	(In thousands)
Held to maturity:
Due after one year through three years	$6,000	$5,915
Due after three years through five years	12,999	12,848

Total held to maturity	$18,999	$18,763

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities designated as held to maturity at June 30 are shown below.

	June 30, 2005
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
	(In thousands)
Federal Home Loan Mortgage Corporation participation certificates	$529	$9	$—	$538
Federal National Mortgage Association participation certificates	1,181	9	(1)	1,189
Government National Mortgage Association participation certificates	27	1	—	28

Total mortgage-backed securities	$1,737	$19	$(1)	$1,755

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE B — INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

	June 30, 2004
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
	(In thousands)
Federal Home Loan Mortgage Corporation participation certificates	$906	$17	$—	$924
Federal National Mortgage Association participation certificates	1,646	14	—	1,659
Government National Mortgage Association participation certificates	39	—	—	39

Total mortgage-backed securities	$2,591	$31	$—	$2,622

The amortized cost and estimated fair values of mortgage-backed securities at June 30, 2005 and 2004, by contractual term to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	June 30, 2005
		Estimated
	Amortized	fair
	cost	value
	(In thousands)
Due in three to five years	$57	$59
Due in five to ten years	3	4
Due after ten years	1,677	1,692

	$1,737	$1,755

	June 30, 2004
		Estimated
	Amortized	fair
	cost	value
	(In thousands)
Due in three to five years	$90	$93
Due in five to ten years	8	10
Due after ten years	2,493	2,519

	$2,591	$2,622

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE B — INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)
     The tables below indicate the length of time individual securities have been in a continuous unrealized loss position at June 30, 2005 and 2004:

	June 30, 2005
	Less than 12 months			12 months or longer			Total
Description of	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Number of	Fair	Unrealized
securities	investments	value	losses	investments	value	losses	investments	value	losses
	(Unaudited)
	(Dollars in thousands)
Investment securities held to maturity	9	$8,940	$(61)	8	$7,862	$(137)	17	$16,802	$(198)
Investment securities available for sale	—	—	—	1	15,717	(313)	1	15,717	(313)
Mortgage-backed securities	—	—	—	1	66	(1)	1	66	(1)

Total temporarily impaired securities	9	$8,940	$(61)	10	$23,645	$(451)	19	$32,585	$(512)

	June 30, 2004
	Less than 12 months			12 months or longer			Total
Description of	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Number of	Fair	Unrealized
securities	investments	value	losses	investments	value	losses	investments	value	losses
	(Unaudited)
	(Dollars in thousands)
Investment securities held to maturity	17	$16,754	$(245)	—	$—	$—	17	$16,754	$(245)
Investment securities available for sale	—	—	—	1	15,404	(186)	1	15,404	(186)

Total temporarily impaired securities	17	$16,754	$(245)	1	$15,404	$(186)	18	$32,158	$(431)

The Association’s investments are generally limited to issuances of U. S. Government, government agencies and other high quality debt instruments. The asset management fund represents an open-ended adjustable-rate mortgage fund. The fund invests primarily in high quality adjustable-rate mortgage-related investments, with a target duration generally no shorter than a six-month U. S. Treasury Bill and no longer than a one-year U.S. Treasury Bill. The fund may also invest in U.S. Government and agency securities, certificates of deposit, repurchase agreements and bankers acceptances.
Management has the intent and ability to hold these securities, including asset management funds, for the foreseeable future. The decline in fair value was primarily due to changes in market interest rates. In the opinion of management, the unrealized losses on investment and mortgage-backed securities held to maturity are expected to recover as securities approach the respective maturity dates. The unrealized losses on the asset management fund are expected to recover as the underlying adjustable-rate securities reprice.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE C — LOANS RECEIVABLE
The composition of the loan portfolio at June 30 is as follows:

	2005	2004
	(In thousands)
Residential real estate
One- to four-family	$65,060	$62,714
Multi-family	3,872	3,244
Construction	1,336	1,939
Nonresidential real estate	3,818	2,369
Commercial	3,092	1,581
Consumer and other	2,524	2,524

	79,702	74,371

Less:
Unearned interest	11	10
Deferred loan origination fees, net	320	326
Allowance for loan losses	590	456
Undisbursed portion of loans in process	592	982

	$78,189	$72,597

The Association’s lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $69.7 million, or 89% of the total loan portfolio at June 30, 2005, and approximately $66.9 million, or 92% of the total loan portfolio at June 30, 2004. The preponderence of such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Association with adequate collateral coverage in the event of default. Nevertheless, the Association, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of west central Ohio, thereby impairing collateral values.
The Association has sold loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $20.0 million and $24.1 million at June 30, 2005 and 2004, respectively.
In the ordinary course of business, the Association has made loans to some of its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $1.0 million and $1.1 million at June 30, 2005 and 2004, respectively. During the fiscal year ended June 30, 2005, new borrowings to related parties amounted to $30,000 and repayments totaled $70,000. Additionally, line of credit commitments to related parties totaled $251,000 and $184,000 at June 30, 2005 and 2004, respectively.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE D — ALLOWANCE FOR LOAN LOSSES
The activity in the allowance for loan losses for the years ended June 30 is summarized as follows:

	2005	2004
	(In thousands)
Balance at beginning of year	$456	$446
Provision for losses on loans	216	29
Charge-offs of loans	(102)	(36)
Recoveries	20	17

Balance at end of year	$590	$456

As of June 30, 2005 and 2004, approximately $542,000 and $433,000, respectively, of the Association’s allowance for loan losses was general in nature and was includible as a component of regulatory risk-based capital.
At June 30, 2005 and 2004, the Association had nonperforming loans totaling $311,000 and $800,000, respectively. Interest income that would have been recognized had such nonperforming loans performed pursuant to contractual terms totaled approximately $9,000 and $11,000 for the years ended June 30, 2005 and 2004, respectively.
NOTE E — OFFICE PREMISES AND EQUIPMENT
Office premises and equipment are summarized as follows at June 30:

	2005	2004
	(In thousands)
Land	$572	$565
Leasehold improvements	204	204
Buildings and improvements	1,716	1,716
Furniture and equipment	1,479	1,421
Vehicles	20	20

	3,991	3,926
Less accumulated depreciation and amortization	(1,858)	(1,650)

	$2,133	$2,276

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE F — DEPOSITS
     Deposits consist of the following major classifications at June 30:
     Deposit type and weighted- average interest rate

	2005		2004
	Amount	%	Amount	%
	(Dollars in thousands)
Non-interest-bearing checking	$3,553	4.5%	$3,128	3.7%
NOW accounts
2005 - 0.56%	5,172	6.6
2004 - 0.53%			4,724	5.7
Money market accounts
2005 - 0.60%	958	1.2
2004 - 0.60%			697	0.8
Savings accounts
2005 - 0.73%	22,435	28.4
2004 - 0.74%			25,289	30.1

Total demand, transaction and savings deposits	32,118	40.7	33,838	40.3

Certificates of deposit
Original maturities of:
Less than twelve months
2005 - 2.04%	18,033	22.9
2004 - 1.23%			18,044	21.5
Twelve months to thirty-six months
2005 - 2.58%	14,190	18.0
2004 - 2.62%			15,407	18.3
Thirty-six months and greater
2005 - 4.11%	14,557	18.4
2004 - 5.06%			16,668	19.9

Total certificates of deposit	46,780	59.3	50,119	59.7

Total deposit accounts	$78,898	100.0%	$83,957	100.0%

The Association had certificate of deposit accounts with balances in excess of $100,000 totaling approximately $8.1 million and $5.7 million at June 30, 2005 and 2004, respectively. Deposits with balances greater than $100,000 are not federally insured. At June 30, 2005, the Association had letters of credit from the Federal Home Loan Bank totaling $5.5 million to secure certain deposits.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE F — DEPOSITS (continued)
Interest expense on deposits is summarized as follows for the years ended June 30:

	2005	2004
	(In thousands)
Demand, transaction and savings accounts	$211	$218
Certificate of deposit accounts	1,361	1,638

	$1,572	$1,856

Maturities of certificate of deposit accounts as of June 30 are as follows:

	2005	2004
	(In thousands)
Due within:
Three months	$10,927	$10,732
Three to six months	8,075	8,079
Six months to one year	8,037	13,652
One year to three years	13,917	13,038
Over three years	5,824	4,618

	$46,780	$50,119

NOTE G — ADVANCES FROM THE FEDERAL HOME LOAN BANK
Advances from the Federal Home Loan Bank, collateralized at June 30, 2005, by a blanket pledge of residential real estate mortgage loans totaling $51.0 million and the Association’s investment in Federal Home Loan Bank stock, are summarized as follows:

Maturing in fiscal year ending
June 30,	2005	2004
	(Dollars in thousands)
2006	$3,308	$2,433
2007	3,041	74
2008	6,213	1,326
2009	1,380	1,782
2010	1,064	1,261
Thereafter	17,237	20,471

	$32,243	$27,347

Weighted-average interest rate	4.74%	5.15%

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE H — FEDERAL INCOME TAXES (CREDITS)
     The provision for federal income taxes (credits) differs from that computed at the statutory corporate rate for the fiscal years ended June 30 as follows:

	2005	2004
	(In thousands)
Federal income taxes (credits) computed at the 34% statutory rate	$13	$(66)
Increase (decrease) in taxes resulting from:
Increase in cash surrender value of life insurance	(51)	(47)
Other	6	—

Federal income tax provision (credits) per financial statements	$(32)	$(113)

Effective rate of tax (benefit)	(82.1)%	(58.2)%

The composition of the Association’s net deferred tax liability at June 30 is as follows:

	2005	2004
	(In thousands)
Taxes (payable) refundable on temporary differences at statutory rate:

Deferred tax assets:
General loan loss allowance	$184	$147
Deferred loan origination fees	49	42
Charitable contributions	24	—
Unrealized losses on securities available for sale	106	64
Other	3	14

Deferred tax assets	366	267

Deferred tax liabilities:
Federal Home Loan Bank stock dividends	(344)	(318)
Difference between book and tax depreciation	(20)	(44)
Mortgage servicing rights	(70)	(73)
Prepaid expenses and other	(30)	(32)

Deferred tax liabilities	(464)	(467)

Net deferred tax liability	$(98)	$(200)

Prior to 1997, the Association was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that previously qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2005, include approximately $1.8 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $600,000 at June 30, 2005.
Management believes that it is more likely than not that the results of future operations, as integrated with the reversal of deferred tax credits, will generate sufficient taxable income to realize reported deferred tax assets.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE I — COMMITMENTS AND CONTINGENCIES
The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Association’s involvement in such financial instruments.
The Association’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.
At June 30, 2005, the Association had outstanding commitments of $196,000 to originate adjustable-rate loans and $970,000 to originate fixed-rate loans at interest rates ranging from 5.5% to 11.1%. Additionally, the Association had commitments under unused lines of credit for home equity loans and commerical loans totaling approximately $3.4 million and $312,000, respectively. Finally, the Association had commitments under stand-by letters of credit totaling approximately $40,000. Stand-by letters of credit are conditional commitments issued by the Association to guarantee the performance of a customer to a third party. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2005 and will be funded from normal cash flow from operations.
The Association had no contingent liabilities at June 30, 2005 and 2004.
NOTE J — LEASE COMMITMENTS
The Association conducts a portion of its operations in leased facilities under noncancelable operating leases scheduled to expire in fiscal 2006. In April 2005, the Association exercised a two-year renewal option providing for an annual rental of $48,000.
The minimum rental commitment under operating leases, excluding sublease income, totaled $47,000 and $48,000 for the fiscal years ended June 30, 2006 and 2007, respectively.
Rental expense for all operating leases totaled approximately $46,000 and $45,000 for the fiscal years ended June 30, 2005 and 2004, respectively.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE K — BENEFIT PLANS
The Association has a contributory 401(k) plan which covers substantially all employees. Eligible participants of the plan may voluntarily make contributions up to 50% of annual compensation. Employer contributions to the plan are required in an amount equal to 100% of the employees’ contributions, not to exceed 6% of the employees’ eligible salary level. The expense for this plan totaled approximately $69,000 and $68,000 for fiscal years ended June 30, 2005 and 2004, respectively.
The Association also participated in a noncontributory, multi-employer defined benefit pension fund covering all employees who qualified as to length of service. Contributions were based upon covered employees’ ages and salaries. During fiscal 2005, the Association elected to withdraw from this plan. A charge of $312,000 was recorded for the final withdrawal liability. The Association recorded expense totaling approximately $684,000 and $296,000 for the plan for the the fiscal years ended June 30, 2005 and 2004, respectively. With payment of the terminating contribution, the Association has no further liability for vested benefits. Data concerning the actuarial present value of the accumulated benefits, vested plan benefits, and net assets available for plan benefits relevant to the employees of the Association is not available because such determinations are not made for individual participating entities.
NOTE L — REGULATORY CAPITAL
The Association is subject to the regulatory capital requirements of the Office of Thrift Supervision (the “OTS”). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Association’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.
Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as retained earnings less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Association multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.
During fiscal 2005, the Association was notified by the OTS that it was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized” the Association must maintain minimum capital ratios as set forth in the following table.

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE L — REGULATORY CAPITAL (continued)
     As of June 30, 2005 and 2004, management believes that the Association met all capital adequacy requirements to which it was subject.

	As of June 30, 2005
					To be “well-
					capitalized” under
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tangible capital	$13,845	10.9%	≥$1,899	≥1.5%	≥$6,331	≥ 5.0%

Core capital	$13,845	10.9%	≥$5,065	≥4.0%	≥$7,598	≥ 6.0%

Risk-based capital	$14,387	21.6%	≥$5,327	≥8.0%	≥$6,658	≥10.0%

	As of June 30, 2004
					To be “well-
					capitalized” under
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tangible capital	$13,774	10.9%	≥$1,897	≥1.5%	≥$6,322	≥ 5.0%

Core capital	$13,774	10.9%	≥$5,057	≥4.0%	≥$7,586	≥ 6.0%

Risk-based capital	$14,207	23.1%	≥$4,922	≥8.0%	≥$6,152	≥10.0%
The following table reconciles capital as determined under generally accepted accounting principles (GAAP) to tangible, core and risk-based capital as determined by the Association’s primary regulator (Regulatory Capital).
Reconciliation of GAAP to Regulatory Capital

	June 30,
	2005	2004
	(In thousands)
GAAP capital	$13,659	$13,673
Reconciling items:
Unrealized losses on available for sale securities	207	122
Mortgage servicing rights excluded	(21)	(21)

Tangible and core capital	13,845	13,774
General valuation allowance	542	433

Risk-based capital	$14,387	$14,207

GREENVILLE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2005 and 2004
NOTE L — REGULATORY CAPITAL (continued)
The Association’s management believes that, under the current regulatory capital regulations, the Association will continue to meet its minimum capital requirements and will continue to be “well-capitalized” in the foreseeable future. However, events beyond the control of the Association, such as increased interest rates or a downturn in the economy in the Association’s market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.
NOTE M — REORGANIZATION AND CHANGE OF CORPORATE FORM
On April 18, 2005, the Board of Directors of the Association adopted a Plan of Reorganization (the “Plan” or the “Reorganization”) pursuant to which the Association proposes to reorganize into a two-tier mutual holding company structure with the establishment of a stock holding company, Greenville Federal Financial Corporation, as parent of the Association, and the Association will convert to the stock form of ownership, followed by the issuance of all the Association’s outstanding stock to Greenville Federal Financial Corporation. Pursuant to the Plan, Greenville Federal Financial Corporation will offer for sale between 1,032,750 and 1,606,837 common shares representing 45.0% of the outstanding common stock, at $10.00 per share, to the Association’s depositors, a newly formed Employee Stock Ownership Plan (“ESOP”) and possibly other persons. Greenville Federal MHC is being organized as a federally chartered mutual holding company and will own 55.0% of the outstanding common stock of Greenville Federal Financial Corporation upon completion of the Reorganization. The costs of issuing the common stock will be deferred and deducted from the sale proceeds of the offering. If the Reorganization is unsuccessful, all deferred costs will be charged to operations. At June 30, 2005, the Association had incurred and deferred Reorganization costs totaling approximately $137,000. The transaction is subject to approval by regulatory authorities and members of the Association.
The Reorganization will be accounted for as a change in corporate form with the historic basis of the Association’s assets, liabilities and equity unchanged as a result. Subsequent to the Reorganization, the existing rights of the Association’s depositors upon liquidation as of the effective date will be transferred with records maintained to ensure such rights receive statutory priority in the event of a future mutual to stock conversion, or in the more unlikely event of the Association’s liquidation.

[GREENVILLE FEDERAL FINANCIAL CORPORATION LOGO]
(Proposed Holding Company for Greenville Federal)
1,397,250 Shares of Common Stock
(subject to increase to up to 1,606,837 shares)

PROSPECTUS
KEEFE, BRUYETTE & WOODS
November 10, 2005
Until the later of February 8, 2006, or 90 days after the commencement of the offering, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.